                                                                    EXHIBIT 99.1





                    Union Planters Corporation 1997 Restated
   Selected Financial Data, Management's Discussion and Analysis of Results of
                Operations and Financial Condition, and Audited
                        Consolidated Financial Statements

                              INDEX TO EXHIBIT 99.1





Item                                                        Page No.
----                                                        --------

Selected Financial Data for the five years
     ended December 31, 1997                                   A - 1

Management's Discussion and Analysis of
     Results of Operation and Financial
     Condition for the three years ended
     December 31, 1997                                         A - 2

1997 Audited Financial Statements
     Report of Management                                      B - 1
     Report of Independent Accountants                         B - 2
     Consolidated Balance Sheet                                B - 3
     Consolidated Statement of Earnings                        B - 4
     Consolidated Statement of Changes in
         Shareholders' Equity                                  B - 5
     Consolidated Statement of Cash Flows                      B - 6
     Notes to Consolidated Financial Statements                B - 7

                   UNION PLANTERS CORPORATION AND SUBSIDIARIES
                             SELECTED FINANCIAL DATA

                                                                              YEARS ENDED DECEMBER 31, (1)
                                                -----------------------------------------------------------------------------------
                                                    1997             1996             1995               1994               1993
                                                -----------      -----------       -----------       ------------       -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
  Net interest income .......................   $ 1,122,149      $ 1,043,942       $   944,694       $    881,875       $   779,756
  Provision for losses on loans .............       150,606           84,198            47,393             23,000            49,267
  Investment securities gains (losses) ......         4,781            4,942             2,008            (21,053)           12,160
  Other noninterest income ..................       449,261          383,824           355,317            297,596           282,124
  Noninterest expense .......................       950,986          942,733           818,944            845,217           737,608
                                                -----------      -----------       -----------       ------------       -----------
  Earnings before income taxes,
    extraordinary item,
    and accounting changes ..................       474,599          405,777           435,682            290,201           287,165
  Applicable income taxes ...................       162,302          139,649           145,485             92,325            86,669
                                                -----------      -----------       -----------       ------------       -----------
  Earnings before extraordinary
    item and accounting changes .............       312,297          266,128           290,197            197,876           200,496
  Extraordinary item and accounting
    changes, net of taxes....................            --               --                --                 --             4,757
                                                -----------      -----------       -----------       ------------       -----------
  Net earnings ..............................   $   312,297      $   266,128       $   290,197       $    197,876       $   205,253
                                                ===========      ===========       ===========       ============       ===========
PER COMMON SHARE DATA(2)
  Basic
    Earnings before extraordinary
      item and acconting changes ............   $      2.50      $      2.24       $      2.55       $       1.74       $      2.11
    Net earnings ............................          2.50             2.24              2.55               1.74              2.16
  Diluted
    Earnings before extraordinary
      item and
      accounting changes ....................          2.43             2.17              2.46               1.71              1.97
    Net earnings ............................          2.43             2.17              2.46               1.71              2.02
  Cash dividends ............................         1.495             1.08               .98                .88               .72
  Book value ................................         20.93            19.87             18.64              15.66             15.23
BALANCE SHEET DATA (AT PERIOD END)
  Total assets ..............................   $27,993,452      $26,427,236       $24,596,205       $ 22,620,487       $20,330,065
  Loans, net of unearned income .............    19,126,708       17,819,088        15,713,783         14,381,566        11,815,553
  Allowance for losses on loans .............       310,385          257,638           243,395            237,377           229,334
  Investment securities .....................     5,840,704        5,667,251         5,976,297          5,810,934         5,970,140
  Total deposits ............................    21,203,147       19,899,772        19,014,248         17,954,001        16,989,720
  Short-term borrowings .....................     1,784,347        1,732,437         1,074,673            980,935           432,461
  Long-term debt(3)
    Parent company ..........................       373,746          373,459           214,758            114,790           114,729
    Subsidiary banks ........................     1,327,451        1,426,433         1,193,861            937,160           530,810
  Total shareholders' equity ................     2,668,721        2,376,768         2,147,621          1,768,009         1,657,832
  Average assets ............................    27,366,896       26,003,849        23,261,530         21,796,952        19,462,599
  Average shareholders' equity ..............     2,562,009        2,247,335         1,963,852          1,779,158         1,481,351
  Average shares outstanding
  (in thousands)(2)
    Basic ...................................       122,812          115,794           110,255            107,981            90,360
    Diluted .................................       129,397          123,793           117,673            114,810            96,001
PROFITABILITY AND CAPITAL RATIOS
  Return on average assets ..................          1.14%            1.02%             1.25%               .91%             1.05%
  Return on average common equity ...........         12.51            12.32             15.60              11.89             14.65
  Net interest income (taxable-
    equivalent)/average earning assets(4) ...          4.57             4.45              4.52               4.53              4.28
  Loans/deposits ............................         90.21            89.54             82.64              80.10             69.55
  Common and preferred dividend
    payout ratio ............................         50.76            41.58             31.26              35.98             28.26
  Equity/assets (period end) ................          9.53             8.99              8.73               7.82              8.15
  Average shareholders' equity/
    average total assets.....................          9.36             8.64              8.44               8.16              7.61
  Leverage ratio ............................          9.62             9.32              8.41               7.93              8.02
  Tier 1 capital/risk-weighted assets .......         14.25            14.39             13.32              12.75             13.47
  Total capital/risk-weighted assets ........         16.39            16.63             15.71              14.57             15.41
CREDIT QUALITY RATIOS(5)
  Allowance/period end loans ................          1.74             1.59              1.65               1.74              2.02
  Nonperforming loans/total loans ...........           .83              .81               .80                .76              1.22
  Allowance/nonperforming loans .............           210              195               206                228               166
  Nonperforming assets/loans and
    foreclosed properties ...................          1.01             1.04              1.03               1.06              1.73
  Provision/average loans ...................           .87              .54               .33                .18               .45
  Net charge-offs/average loans .............           .66              .49               .31                .21               .38

----------
(1) Reference is made to "Basis of Presentation" in Note 1 to the Corporation's consolidated financial statements.
(2) Share and per share amounts have been retroactively restated for significant acquisitions accounted for as poolings of interests and to reflect the change in presentation of EPS as discussed in Note 16 to the consolidated financial statements.
(3) Long-term debt includes Medium-Term Bank Notes, Federal Home Loan Bank
    (FHLB) advances, Trust Preferred Securities, variable rate asset-backed certificates, subordinated notes and debentures, obligations under capital leases, mortgage indebtedness, and notes payable with maturities greater than one year.
(4) Average balances and calculations exclude the impact of the net unrealized gains or losses on available for sale securities.
(5) FHA/VA government-insured/guaranteed loans have been excluded, since they represent minimal credit risk to the Corporation. See Tables 9 and 10 and the "Loans" discussion which follow.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

    The following provides a narrative discussion and analysis of the major trends affecting the results of operations and financial condition of Union Planters Corporation (the Corporation or Union Planters) after giving retroactive effect to the Corporation's acquisitions of Magna Group, Inc. (Magna Group) and Peoples First Corporation (Peoples First) on July 1, 1998, Merchants Bancshares, Inc. (Merchants) on July 31, 1998, and AMBANC Corp. (AMBANC) on August 31, 1998, all of which were accounted for as poolings of interests. The discussion restates the discussion in the Corporation's 1997 Annual Report to Shareholders. It should be read with the consolidated financial statements and accompanying notes beginning on page B-1 and the financial tables at the end of this discussion. Additionally, the discussion should be read in conjunction with the Corporation's Management Discussion and Analysis of Results of Operations and Financial Condition (September 1998 MD & A) and unaudited interim consolidated financial statements for the period ending September 30, 1998 (September 1998 Interim Financial Statements) included in the Corporation's Quarterly Report on Form 10-Q (September 1998 Form 10-Q).

THE COMPANY

    Union Planters is a $28.0 billion, multi-state bank holding company whose primary business is banking. The Corporation is the largest bank holding company headquartered in Tennessee and is one of the fifty largest bank holding companies headquartered in the United States. Union Planters Bank, National Association (Union Planters Bank or UPB), headquartered in Memphis, Tennessee, is the Corporation's largest subsidiary. The principal banking markets of the Corporation are in Tennessee, Illinois, Mississippi, Missouri, Florida, Kentucky, Iowa, Arkansas, Louisiana, Texas, Indiana, and Alabama. The Corporation's existing market areas are served by 720 banking offices and 861 ATMs as of March 1, 1998. A majority-owned subsidiary of the Corporation's Florida banking subsidiary, which was acquired December 31, 1997, Capital Factors, Inc. (Capital Factors), provides receivable-based commercial financing and related fee-based credit, collection, and management information services through four regional offices located in New York, New York; Los Angeles, California; Charlotte, North Carolina; and its headquarters in South Florida (Boca Raton, Florida) and an asset-based lending office in Atlanta, Georgia.

    As part of the Corporation's banking services, its subsidiaries are engaged in factoring operations; mortgage origination and servicing; investment management and trust services; the issuance of credit and debit cards; the origination, packaging, and securitization of loans, primarily the government-guaranteed portions of Small Business Administration (SBA) loans; the purchase of delinquent FHA/VA government-insured/guaranteed loans from third parties and GNMA pools serviced for others; full-service and discount brokerage services; commercial finance business; trade-finance activities; and the sale of bank-eligible insurance products and services.

OVERVIEW

    Net earnings for 1997 were $312.3 million, a $46.2 million, or 17%, increase from $266.1 million in 1996. Basic and diluted earnings per share for the year were $2.50 and $2.43, respectively, which were both increases of 12% over $2.24 and $2.17, respectively, for 1996. Return on average assets (ROA) was 1.14% in 1997 compared to 1.02% in 1996. Return on average common equity (ROE) increased to 12.51% in 1997 from 12.32% in 1996.

    Significant pretax items which adversely impacted 1997 results include the following: (i) $48.1 million of merger-related charges; (ii) $16.7 million of charges related to the consolidation of substantially all of the banking subsidiaries owned by the Corporation at year end 1997 into its lead bank, Union Planters Bank; and (iii) a $66.4 million increase in the provision for losses on loans related primarily to acquisitions and the credit card portfolio. These items were partially offset by gains on the sale of branches of $16.3 million and investment securities gains of $4.8 million. Reference is made to Table 1 which presents a comparison of the Corporation's results for the past five years identifying significant items impacting net earnings. Excluding the significant items impacting 1997 results, earnings would have been approximately $336.9 million.

    Results for 1996 were similarly impacted. The significant pretax charges included the following items: (i) $52.8 million of merger-related charges; (ii) $29.9 million related to special legislation which required financial institutions to pay a one-time assessment on deposits insured by the Savings Association Insurance Fund (SAIF); (iii) $19.8 million of provisions for losses on FHA/VA foreclosure claims of an acquired entity; and (iv) $19.6 million of write-offs of intangibles. These items were partially offset by gains on the sale of branches and other selected assets of $7.1 million, investment securities gains of $4.9 million, and a one-time court-awarded trust fee of $1.3 million. Excluding these significant items, earnings for 1996 would have been approximately $335.7 million.

    A more detailed discussion and analysis of the 1997 results of operations and financial condition follows.

FORWARD-LOOKING INFORMATION

    Certain of the information included in this discussion constitutes forward-looking statements and information that are based on management's belief as well as certain assumptions made by, and information available to management. Specifically, this discussion contains forward-looking statements with respect to the effects of projected changes in interest rates; the adequacy of the allowance for losses on loans; the effect of legal proceedings on the Corporation's financial condition, results of operations, and liquidity; estimated charges related to pending acquisitions; estimated cost savings related to the integration of completed acquisitions and the consolidation of banking subsidiaries; and Year-2000 data systems compliance issues. When used in this discussion, the words "anticipate," "project," "expect," "believe," and similar expressions are intended to identify forward-looking statements. Although management of the Corporation believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations and projections will prove to have been correct. Such forward-looking statements are subject to certain risks, uncertainties, and assumptions. Should one or more of these risks materialize, or should such underlying assumptions prove to be incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. Among key factors that may have a direct bearing on the Corporation's operating results are fluctuations in the economy; the relative strengths and weakness in the consumer and commercial credit sectors and in the real estate market; the actions taken by the Federal Reserve for the purpose of managing the economy; the Corporation's ability to realize anticipated cost savings related to both recently completed acquisitions, pending acquisitions, and the consolidation of subsidiary banks; the ability of the Corporation to achieve anticipated revenue enhancements; its success in assimilating acquired operations into the Corporation's culture, including its ability to instill the Corporation's credit culture and approach to operating efficiencies into acquired operations; the continued growth of the markets in which the Corporation operates consistent with recent historical experience; the absence of undisclosed material contingencies inherent in acquired operations including asset quality and litigation contingencies; the enactment of federal legislation impacting the operations of the Corporation; and the Corporation's ability to expand into new markets and to maintain profit margins in the face of pricing pressure. Moreover, the outcome of litigation is inherently uncertain and depends on judicial interpretations of law, the exercise of judicial discretion and the findings of judges and juries.

ACQUISITIONS

    Acquisitions have been, and are expected to continue to be a significant part of the Corporation's growth and have enhanced the market positions of the Corporation in the various states which it serves. The Corporation through December 31, 1997 had completed 41 acquisitions over the past five years adding approximately $14.5 billion in total assets. Subsequent to December 31, 1997 and through October 31, 1998, the Corporation has completed 14 acquisitions adding approximately $13.5 billion in total assets. The consolidated financial statements for the years ended December 31, 1997 and this discussion and analysis of the financial condition, results of operations, and liquidity have been retroactively restated for four of these acquisitions (Magna Group, Peoples First, AMBANC and Merchants). The table on the next page provides a summary of the acquisitions completed in 1995, 1996, 1997, and in 1998 through October 31, 1998. See Note 2 to the 1997 Restated Financial Statements included herein and
Note 2 to the September 1998 Interim Financial Statements for additional discussion and a summary of pending acquisitions.

                                                      UNION PLANTERS CORPORATION
                                                ACQUISITIONS COMPLETED SINCE JANUARY 1, 1995

                                                                                                                 ACCOUNTING
             INSTITUTION ACQUIRED          DATE       STATE     ASSETS                CONSIDERATION                METHOD
     ----------------------------         -----   ---------    -------   --------------------------              --------
                                                             (MILLIONS)
     First State Bancorporation, Inc.       7/95  Tennessee    $  116         .4 million shares of Series E      Purchase
                                                                                 preferred
     Planters Bank and Trust Company        9/95  Arkansas         59         .3 million shares of common stock  Pooling
     Capital Bancorporation, Inc.          12/95  Missouri      1,105        4.1 million shares of common stock  Pooling
     First Bancshares of Eastern
       Arkansas, Inc.                       1/96  Arkansas         64    $  10.9 million cash                    Purchase
     First Bancshares of N. E.
       Arkansas, Inc.                       1/96  Arkansas         65    $   9.2 million cash                    Purchase
     Leader Financial Corporation          10/96  Tennessee     3,411       15.3 million shares of common stock  Pooling
     Franklin Financial Group, Inc.        10/96  Tennessee       137         .7 million shares of common stock  Pooling
     Valley Federal Savings Bank           10/96  Alabama         122         .4 million shares of common stock  Pooling
     BancAlabama, Inc.                     10/96  Alabama          98         .4 million shares of common stock  Pooling
     Financial Bancshares, Inc.            12/96  Missouri        326        1.2 million shares of common stock  Pooling
     PFIC Corporation                       2/97  Tennessee         4         .1 million shares of common stock  Purchase
     SBT Bancshares, Inc.                  10/97  Tennessee        99         .6 million shares of common stock  Pooling
     Citizens of Hardeman County
       Financial Services, Inc.            10/97  Tennessee        62         .2 million shares of common stock  Pooling
     Magna Bancorp, Inc.                   11/97  Mississippi   1,191        7.1 million shares of common stock  Pooling
     First Acadian Bancshares, Inc.        12/97  Louisiana        81         .3 million shares of common stock  Pooling
     Capital Bancorp                       12/97  Florida       2,156        6.5 million shares of common stock  Pooling
     Sho-Me Financial Corp.                 1/98  Missouri        374        1.2 million shares of common stock  Purchase
     Security Bancshares, Inc.              4/98  Arkansas        146         .5 million shares of common stock  Pooling
     Peoples First Corp.                    7/98  Kentucky      1,427        6.0 million shares of common stock  Pooling
     Magna Group, Inc.                      7/98  Missouri      7,683       33.4 million shares of common stock  Pooling
     Capital Savings Bancorp, Inc.          7/98  Missouri        207         .7 million shares of common stock  Pooling
     City Bank and Trust Co.                7/98  Tennessee       278        1.4 million shares of common stock  Pooling
     Merchants Bancshares                   7/98  Texas           565        2.0 million shares of common stock  Pooling
     First National Bancshares of
       Wetumpka                             7/98  Alabama         202         .8 million shares of common stock  Pooling
     Alvin Bancshares, Inc.                 8/98  Texas           117         .4 million shares of common stock  Pooling
     Duck Hill Bank                         8/98  Mississippi      21         42 thousand shares of common stock Purchase
     First Community Bancshares, Inc.       8/98  Tennessee        39         .1 million shares of common stock  Pooling
     Transflorida Bank                      8/98  Florida         334        1.7 million shares of common stock  Pooling
     AMBANC Corp.                           8/98  Indiana         731        3.4 million shares of common stock  Pooling
     Florida Branch Purchase                9/98  Florida       1,389         .1 million cash                    Purchase
                                                              -------
           Total assets of completed transactions             $22,609
                                                              =======



    Management's philosophy has been to provide additional diversification of the revenue sources and earnings of the Corporation through the acquisition of well-managed financial institutions. The strategy generally targets in-market institutions, institutions in contiguous markets, institutions having significant local market share, and institutions which would enhance the Corporation's product lines.

    Historically and where practical, the Corporation has permitted an acquired institution to remain as a separate entity and to retain its local board of directors and officers. With the changing environment in the banking industry, particularly changes in the laws which generally permit banks headquartered in different states to merge, management made the decision in 1997 to merge substantially all of its banking subsidiaries into its lead bank, Union Planters Bank, effective January 1, 1998 (see "Charter Consolidation").

    All of the states in which the Corporation's banking subsidiaries are headquartered now permit bank mergers which result in interstate branching. Therefore, it is legally permissible for the Corporation to merge banking subsidiaries into Union Planters Bank. However, under special circumstances management may deem it advantageous to maintain certain acquired institutions as separate entities.

    Historically, as the Corporation acquires entities, merger-related and other charges have been incurred (see Table 1). Typically, these charges include the following: (i) salaries, employee benefits, and other employment-related charges for employment contract payments, change in control agreements, early retirement and involuntary separation and related benefits, postretirement expenses, and assumed pension termination expenses of acquired entities; (ii) write-downs of office buildings and equipment to be sold, lease buyouts, assets determined to be obsolete or no longer of use, and equipment not compatible with the Corporation's equipment; (iii) professional fees for legal, accounting, consulting, and financial advisory services; (iv) additions to the provision for losses on loans; and (v) other expenses such as asset write-offs, charge-offs of prepaid assets, cancellation of vendor contracts, and other costs which normally arise from consolidation of operational activities. These charges totaled $48.1 million, $52.8 million, and $12.1 million in 1997, 1996, and 1995, respectively. The level of the charges is directly related to the size of the institution being acquired. Charges in the range of $100 million to $115 million (pretax basis) are expected in connection with the pending acquisitions at March 3, 1998 (actual charges incurred through September 30, 1998 were $95 million, see "Noninterest Expense" in the September 1998 MD & A included in the Corporation's September 1998 Form 10-Q). This range of charges is an estimate and will change if additional entities are acquired.

    The Year-2000 compliance (see "Year-2000 Risk Factors" discussion) of pending and future acquisitions is a potential risk factor for the Corporation's acquisition program. As part of its due diligence process, the systems and application software of the target institutions are reviewed to determine if they are Year-2000 compliant or, upon conversion to the Corporation's systems, will be Year-2000 compliant and tested prior to year end 1998. Regulatory authorities have indicated they will not approve applications for prior permission to effect acquisitions unless the applicant has provided assurance satisfactory to them that they will be Year-2000 compliant. Reference is made to "Year-2000 Risk Factors" in the September 1998 MD & A included in the Corporation's September 1998 From 10-Q.

CHARTER CONSOLIDATION

    During 1997, management reevaluated its philosophy with respect to the operation of institutions acquired and determined a change in philosophy was indicated in order to compete in the changing banking industry. The decision was made to merge most of the Corporation's separate banking subsidiaries into UPB. Certain subsidiaries remain as separate banks due to specific operating reasons but are expected eventually to be merged into UPB.

    The legal merger of 31 of the Corporation's banking subsidiaries into UPB and the name changes were made effective January 1, 1998. Integration of the "back-office" functions (e.g. accounting, deposit services, item processing, mortgage servicing, credit administration, etc.) is expected to be accomplished over the next 24 months and to result in significant operating economies by eliminating duplicate processes, advertising for multiple entities, and certain regulatory costs.

    Management continues to believe that it is imperative that customer decisions should be made locally as has been the past practice. In matters affecting their customers, the merging banks have been given very broad discretion in the past and that is expected to continue in the future. Maintaining its policy of close liaison with the regions, communities, and customers served, the Corporation will utilize resources such as community advisory boards to enable the Corporation to continue to be sensitive to local banking requirements and customer preferences.

    The Corporation incurred charges in 1997 totaling approximately $16.7 million related to the decision to combine substantially all its subsidiary banks under one charter. These charges related primarily to employee severance payments, write-offs of data processing equipment, and other costs related to integrating the operations of the new organization. Operationally, all of the changes are not expected to be fully implemented until late 1998 or early 1999.

    Annual cost savings from the January 1, 1998 consolidation of the Corporation's existing banking subsidiaries are estimated to be approximately $15 million to $20 million on a pretax basis. Additional pretax revenue enhancements are expected, primarily related to additional liquidity from the new organization, but those amounts cannot be quantified at this time. A portion of the anticipated savings will be realized in 1998; however, the full amount of savings and revenue enhancements are not expected to be realized for approximately 18 to 24 months. Reference is made to "Charter Consolidation" in the September 1998 MD & A included in the Corporation's September 1998 Form 10-Q for updated information.


                                EARNINGS ANALYSIS

NET INTEREST INCOME

    Net interest income is the most significant source of revenues for the Corporation. Net interest income is comprised of interest income and loan-related fees less interest expense. Net interest income is affected by a number of factors including the level, pricing, mix, and maturity of earning assets and interest-bearing liabilities; interest rate fluctuations; and asset quality. For purposes of this discussion, net interest income is presented on a fully-taxable equivalent basis (FTE), which adjusts tax-exempt income to an amount that would yield the same after-tax income had the income been subject to taxation at the federal statutory income tax rate (currently 35% for the Corporation). Reference is made to Table 4 and Table 5 which present the Corporation's average balance sheet and volume/rate analysis for each of the three years in the period ended December 31, 1997.

    Net interest income for 1997 was $1.15 billion, a 7% increase from the $1.07 billion reported in 1996. In 1996, net interest income grew 10% from the $972.5 million reported in 1995. The net interest margin (net interest income as a percentage of average earning assets) was 4.57% in 1997 compared to 4.45% and 4.52%, respectively, in 1996 and 1995. The interest-rate spread between earning assets and interest-bearing liabilities was 3.79% in 1997, an increase of 9 basis points from the 1996 spread of 3.70% and compared to 3.80% in 1995.

    The $79 million increase in net interest income in 1997 was attributable primarily to an increase in average loans. Average loans increased $1.95 billion, which were funded primarily by sales and maturities of investment securities. Also contributing to the increase was a 6-basis-point increase in the average yield on investment securities.

    The improvement in net interest income between 1995 and 1996 was attributable to the growth of average earning assets, primarily loans, which increased $2.6 billion. This growth was the principal reason for the $206.6 million increase in interest income. Partially offsetting the increase in interest income was a $108.3 million increase in interest expense. This increase is attributable to the increase in funding liabilities (short- and long-term borrowings and interest-bearing deposits) in response to the growth of average earning assets.

    A breakdown of the components of average earning assets and interest-bearing liabilities is as follows:

                                                                                 1997     1996     1995
                                                                                ------   ------   ------
          AVERAGE EARNING ASSETS (IN BILLIONS) ............................      $25.2    $24.1    $21.5
          Comprised of:
            Loans .........................................................         75%      70%      71%
            Investment securities .........................................         23       27       26
            Other earning assets ..........................................          2        3        3
          Yield earned on average earning assets ..........................       8.53     8.42     8.46
          AVERAGE INTEREST-BEARING LIABILITIES (IN BILLIONS) ..............      $21.1    $20.2    $18.1
          Comprised of:
            Deposits ......................................................         83%      83%      87%
            Short-term borrowings .........................................          8        9        7
            FHLB advances, short- and medium-term bank notes and other
              long-term debt ..............................................          9        8        6
          Rate paid on average interest-bearing liabilities ...............       4.74     4.72     4.66

    The mix of average earning assets changed in 1997 as average loans increased to 75% of average earning assets while average investment securities decreased to 23%. The decline in the investment securities was due to the use of these assets as the primary source of funding for the loan growth. The mix of average interest-bearing liabilities has remained fairly constant over the past three years with deposits being the primary funding source. Over the last three years there has been an increase in wholesale borrowings as a funding source due to relatively attractive interest rates.

PROVISION FOR LOSSES ON LOANS

    The provision for losses on loans in 1997 totaled $150.6 million, an increase of $66.4 million from the $84.2 million reported in 1996, and was $103.2 million higher than the $47.4 million reported in 1995. At the same time, net charge-offs increased to $114.2 million in 1997 from $76.3 million in 1996 and $44.9 million in 1995. As a percentage of average loans, excluding FHA/VA government-insured/guaranteed loans, the provision for losses on loans was .87%,
 .54% and .33%, respectively, for 1997, 1996, and 1995.

    The large increase in the provision for losses on loans over the last three years related principally to the increase in net charge-offs and acquisitions. The increase in charge-offs was concentrated in the credit card and other consumer loan categories. Total credit card and other consumer loan net charge-offs were $75.5 million in 1997 compared to $50.8 million and $27.7 million in 1996 and 1995, respectively. The high level of charge-offs in this category of loans can be attributed to increases in delinquencies and a high level of personal bankruptcies. Direct marketing initiatives for credit cards beginning in 1994 and purchases of credit card portfolios in 1996 to develop new business have also contributed to the increase in charge-offs over the last three years. The credit card portfolio had higher charge-off rates than other parts of the loan portfolio during this three-year period. Reference is made to "Sale of the Credit Card Portfolio" in the September 1998 MD & A included in the Corporation's September 1998 Form 10-Q for information related to the Corporation entering into an agreement to sell substantially all of the credit card portfolio. Also contributing to the higher provision for losses on loans in 1997 was an increase of approximately $57.3 million related to acquired entities.

    Management expects the amount of charge-offs to stabilize or decline slightly in 1998, excluding the impact of any additional acquisitions, which should correspondingly reduce the amount of the provision for losses on loans. However, there can be no assurance this will occur. There are a number of factors that impact the level of the provision for losses on loans, some of which are beyond management's control, such as current and anticipated economic conditions and the related impact on specific borrowers, the level of personal bankruptcies, the level of nonperforming assets, and changes in the nature of the loan portfolio. Reference is made to "Provision for Losses on Loans" in the September 1998 MD & A included in the Corporation's September 1998 Form 10-Q for information regarding the Corporation's actual provision through September 30, 1998 and expected future provisions.

NONINTEREST INCOME

    Noninterest income for the year increased 16.8% to $454.0 million from $388.8 million in 1996. Noninterest income for 1995 was $357.3 million. The major components of noninterest income are presented on the face of the statement of earnings and in Note 13 to the consolidated financial statements. Table 1 on page A-17 at the end of this discussion presents a five-year trend of the major components, including certain significant items impacting the five-year trend.

    There were several major items contributing to the growth in noninterest income in 1997. Gains from the sale of branches and other selected assets, primarily the sale of certain branches in upper East Tennessee, were $16.3 million in 1997, an increase of $9.2 million from $7.1 million in 1996 and compared to $1.9 million in 1995. During the third quarter of 1997, the Corporation securitized and sold approximately $347.1 million of fixed- and adjustable-rate single family residential mortgage loans to enhance liquidity, take advantage of low interest rates and narrow spreads on adjustable rate mortgage securities. This was the primary reason for the $8.6 million increase in the gain on sale of residential mortgages, to $15.4 million compared to $6.8 million in 1996 and $6.4 million in 1995. Bank card income rose $7.6 million to $39.5 million in 1997 due primarily to a higher volume of transactions. These revenues were $31.9 million and $27.2 million, respectively, in 1996 and 1995. Service charges on deposit accounts and ATM transaction fees increased revenues $10.6 million to $160.0 million compared to $149.4 million in 1996 and $139.8 million in 1995. This growth is related to increased volume of transactions and increased fees, new fees and fewer waived fees due to an evaluation of the fee structure in 1994. Annuity sales income and insurance commissions increased $5.0 million in 1997 to $23.1 million compared to $18.1 million in 1996 and $11.3 million in 1995. The growth of this fee income source is the result of increased emphasis on non-traditional bank products. Income from other real estate, primarily related to the Magna Bancorp, Inc. acquisition, increased $2.8 million in 1997 to $6.0 million from $3.2 million in 1996.

    Other major items included in noninterest income are as follows: (i) Mortgage servicing income totaled $58.6 million in 1997, a decrease of $5.8 million from $64.4 million in 1996, due primarily to lower volumes of loans serviced resulting from increased refinancing activity. Mortgage servicing income was $56.9 million in 1995. (ii) Factoring commissions, which resulted from the primary business of Capital Factors, totaled $30.1 million in 1997 compared to $26.1 million in 1996 and $19.5 million in 1995. Capital Factors is a specialized financial services company providing related fee-based credit, collection, and management information service. Its clients are primarily small- to medium-size companies in various industries, including textiles, apparel and furniture manufacturing and, recently, entities involved in health care and temporary employment service industries. The increase in these fees is the result of increased sales volume. These fees are seasonal and subject to fluctuation. (iii) Trust service income was $23.9 million in 1997, an increase in revenues of $2.4 million from 1996 due primarily to a one-time fee recognized in 1996 and compares to $18.8 million in 1995. (iv) Profits and commissions from trading activities totaled $7.3 million in 1997 compared to $5.8 million in 1996 and $12.4 million in 1995 related primarily to the Corporation's SBA broker/dealer operations, with some revenues resulting from securities trading activity of an acquired entity. The SBA broker/dealer operation purchases, pools, and securitizes the government-guaranteed portions of SBA loans. The higher level of profits and commissions in 1995 related to favorable market conditions. Revenues in 1996 declined due to a shortage of government funding which impacted the trading operations. Revenues from this operation are volatile and future revenues cannot be predicted.

    Management continues to place emphasis on the growth of noninterest income to enhance the Corporation's profitability. Areas receiving increased emphasis include annuity sales, bank-eligible insurance products, securities brokerage fees, mortgage servicing, and factoring revenues. These activities traditionally have higher profit margins and favorable cost structures. Also, these activities provide a hedge against decreased revenues if loan volumes decline due to the interest-rate environment or areas served by the Corporation experience an economic downturn. Other traditional revenue sources will continue to be emphasized and are expected to be enhanced by the Corporation's acquisition program.

NONINTEREST EXPENSE

    Noninterest expense totaled $951.0 million in 1997, an increase of $8.3 million from 1996 which totaled $942.7 million. This compares to $819.0 million in 1995. The components of noninterest expense are presented on the face of the statement of earnings and in Note 13 to the consolidated financial statements.

    Noninterest expenses were impacted by a number of charges over the last three years which are separately identified in Table 1. The largest items were merger-related charges which totaled $48.1 million in 1997 compared to $52.8 million and $12.1 million, respectively in 1996 and 1995. Reference is made to the "Acquisitions" section above for a discussion of the nature of these charges.

    In 1997, noninterest expense was also increased by certain charges totaling $16.7 million related to management's decision to combine substantially all of the Corporation's separate banking subsidiaries (see the "Charter Consolidation" discussion).

    Noninterest expense in 1996 included a $29.9 million, one-time Savings Association Insurance Fund (SAIF) assessment resulting from the enactment of the Deposit Insurance Fund Act of 1996 to recapitalize the SAIF. Other significant charges in 1996 included the write-off of certain intangibles which totaled $19.6 million ($2.8 million in 1997).

    Provisions for losses on FHA/VA foreclosure claims totaled $8.0 million in 1997 compared to $25.2 million in 1996, which included a $19.8 million additional provision related to an acquired entity, and $5.6 million in 1995. The provisions for losses on FHA/VA foreclosure claims arise from the Corporation's mortgage servicing operations. In its capacity as servicer of loans, including FHA/VA government-insured/guaranteed loans, the Corporation collects and processes payments made by borrowers; remits funds to investors, taxing authorities, and insurers; and coordinates foreclosure and disposition of collateral properties. In connection with its responsibilities, the Corporation advances funds which are repaid through foreclosure-sale proceeds and through claims made against the Federal Housing Authority and/or Veterans Administration (FHA/VA claims). Under certain circumstances, the FHA/VA claims are sometimes rejected or otherwise cannot be collected in full. The provisions for FHA/VA foreclosure claims represent management's estimate of losses attributable to current and future FHA/VA claims inherent in the servicing portfolio at each reporting date.

    Excluding the significant items discussed above, noninterest expenses were $881.9 million in 1997, an increase of $61.3 million, or 7.5%, over $820.6 million in 1996 and an increase of $75.2 million, or 9.3% over $806.7 million in 1995.

    Salaries and employee benefits which represent the largest category of noninterest expense were $412.7 million in 1997, which compares to $389.0 million in 1996 and $371.1 million in 1995. At December 31, 1997, the Corporation had 11,454 full-time-equivalent employees which compares to 11,145 and 11,058, respectively, at December 31, 1996 and 1995. Growth in the number of employees as the result of acquisitions has been offset by reductions of the number of employees required due to consolidation of operations and sales of branch locations. The level of expense in this category is impacted by merit salary increases and incentive compensation. Management is expecting a net reduction of 600 to 700 employees in connection with its consolidation of banking subsidiaries (see the "Charter Consolidation" discussion) The reduction is expected to be accomplished through attrition and employee separation.

    Net occupancy and equipment expense totaled $129.4 million in 1997, an increase of only $1.1 million from 1996 due primarily to sales of branch locations and was $8.1 million higher than 1995 due primarily to acquisitions. Management does not expect any significant growth in this category of expenses due to the consolidation of banking subsidiaries which is expected to reduce these costs overall, principally equipment expense. However, future acquisitions and expenditures for technology upgrades will impact this category of expenses.

TAXES

    Applicable income taxes consist of provisions for federal and state income taxes totaling $162.3 million in 1997, or an effective rate of 34.2%. This compares to applicable income taxes of $139.6 million in 1996 and $145.5 million in 1995. These amounts resulted in effective tax rates of 34.4% and 33.4%, respectively, in 1996 and 1995. The variances from federal statutory rates (35% for all three years) are attributable to the level of tax-exempt income from investment securities and loans and the effect of state income taxes. For additional information regarding the Corporation's effective tax rates for all periods, see Note 15 to the consolidated financial statements.

    Realization of a portion of the $113.8 million net deferred tax asset, which is included in other assets, is dependent upon the generation of future taxable income sufficient to offset future deductions. Management believes that, based upon historical earnings and anticipated future earnings, normal operations will continue to generate sufficient future taxable income to realize in full these deferred tax benefits. Therefore, no extraordinary strategies are deemed necessary by management to generate sufficient taxable income for purposes of realizing the net deferred tax asset.

                          FINANCIAL CONDITION ANALYSIS

    The Corporation reported $28.0 billion of total assets at December 31, 1997 compared to $26.4 billion at December 31, 1996 (Prior to the restatement for the acquisitions of Magna Bancorp, Capital-Miami, Magna Group, Peoples First, Merchants, and AMBANC which were significant poolings of interests, originally reported total assets were $15.2 billion at December 31, 1996). The two acquisitions completed in 1997, Magna Bancorp and Capital-Miami, added $3.6 billion in total assets and the four acquisitions completed in 1998 (retroactively included in this report) added $10.4 billion in total assets. Average assets were $27.4 billion for 1997, compared to $26.0 billion and $23.3 billion, respectively, for 1996 and 1995. Table 3, which follows this discussion, presents the balance sheet impact of acquired institutions for the last three years. Reference is also made to "Impact of Acquisitions" in the September 1998 MD & A included in the Corporation's September 1998 Form 10-Q.

INVESTMENT SECURITIES

    As part of its securities portfolio management strategy, the Corporation classifies all of its investment securities as available for sale securities, which are carried on the balance sheet at fair market value. This strategy gives management flexibility to actively manage the investment portfolio as market conditions and funding requirements change. The Corporation's shareholders' equity is subject to fluctuation due to changes in the fair market value of the available for sale investment portfolio.

    The investment securities portfolio was $5.8 billion at December 31, 1997 compared to $5.7 billion at December 31, 1996. Average investment securities were $5.7 billion and $6.5 billion, respectively, for these periods. The investment portfolio had a net unrealized gain of $79.6 million at year end 1997 compared to a net unrealized gain of $40.8 million at year end 1996. The decline in average investment securities in 1997 was due primarily to the additional funding required to support loan growth during the year. Note 4 to the consolidated financial statements provides the composition of the portfolio at December 31, 1997 and 1996, along with a breakdown of the maturities and weighted average yields of the portfolio at December 31, 1997.

    U.S. Treasury and U.S. Government agency obligations represented 77.2% of the investment securities portfolio at December 31, 1997. The Corporation has some credit risk in the investment securities portfolio; however, management does not consider that risk to be significant and does not believe that cash flows will be significantly impacted.

    The REMIC and CMO issues held in the investment securities portfolio are 94% U.S. Government agency issues; the remaining 6% are readily marketable collateralized mortgage obligations backed by agency-pooled collateral or whole loan collateral. The limited credit risk in the investment securities portfolio at December 31, 1997 consisted of 15.5% municipal obligations, 4.3% other stocks and securities (primarily Federal Reserve Bank and Federal Home Loan Bank Stock), and 2.5% investment grade collateralized mortgage obligations.

    At December 31, 1997, the Corporation had approximately $178.8 million of "structured notes" (as currently defined by regulatory agencies), which constituted approximately 3.1% of its investment securities portfolio. Structured notes have uncertain cash flows which are driven by interest-rate movements and may expose a company to greater market risk than traditional medium-term notes. All of the Corporation's investments of this type are government agency issues (primarily Federal Home Loan Banks and Federal National Mortgage Association). The structured notes vary in type but primarily include step-up bonds and index-amortizing notes. These securities had an unrealized loss of $1.4 million at December 31, 1997. The market risk of these securities is not considered material to the Corporation's financial position, results of operations, or liquidity.

LOANS

    Loans are the largest component of the Corporation's average earning assets, or 75% of the total. Average loans grew 11.6% in 1997 following growth of 11.2% in 1996. Total loans were $19.2 billion at December 31, 1997 compared to $17.9 billion at December 31, 1996. Table 7 and Note 5 to the consolidated financial statements provide summary information regarding the loan portfolio. The average balance sheet, Table 4, provides the average balance and average yield on loans for the last three years.

    SINGLE-FAMILY RESIDENTIAL LOANS. These loans totaled $5.4 billion at December 31, 1997 and were the largest segment of the loan portfolio, constituting 28% of total loans. Single-family residential loans increased $129 million, or 2.5%, between December 31, 1997 and 1996, due primarily to the level of refinancing activity in the real estate market and offset by the securitization and sale of approximately $347.1 million of fixed- and adjustable-rate loans in the third quarter of 1997. This increase was partially offset by growth of the portfolio due to acquisitions during 1997. Single-family residential loans are expected to remain the largest portion of the loan portfolio. These loans historically have a lower level of charge-offs than the other portions of the portfolio.

    COMMERCIAL LOANS. Commercial, financial, and agricultural loans, including foreign commercial loans and direct lease financing, were $3.5 billion at December 31, 1997, constituting 18% of the loan portfolio. These loans increased 11.1% in 1997 from $3.1 billion at December 31, 1996. This segment of the portfolio experienced growth in 1997 due to the favorable economic conditions. In connection with the acquisition of Capital-Miami, additional foreign risk exposure was added to the portfolio. The foreign portion of this segment represents only 1% of the overall loan portfolio and is not considered significant. Foreign loans are primarily U.S. dollar trade finance loans to correspondent banks in Central and South America. The Corporation has no significant loans to foreign governments.

    OTHER MORTGAGE LOANS. This segment of the loan portfolio totaled $3.8 billion at December 31, 1997, an increase of $700 million, or 22%, from the 1996 year end total of $3.1 billion. The components of other mortgage loans are as follows: loans secured by nonfarm nonresidential properties (commercial real estate loans), 79%; loans secured by multifamily residential properties, 13%; and loans secured by farmland, 8%.

    FHA/VA GOVERNMENT-INSURED/GUARANTEED LOANS (FHA/VA LOANS). The FHA/VA loan portfolio was $1.3 billion at December 31, 1997 compared to $1.6 billion at year end 1996, a decrease of 15%. As a loan servicer, the Corporation is obligated to pass through to the holders of a GNMA mortgage-backed security, the coupon rate, whether or not the interest due on the underlying loans has been collected from the borrower. When an FHA/VA government-insured/guaranteed single-family loan which carries an above-market rate of interest has been in default for more than 90 days, it is the Corporation's policy to buy the delinquent FHA/VA loan out of the GNMA pools serviced by the Corporation. This action eliminates the Corporation's obligation to pay the coupon rate. The Corporation thereby earns the net interest-rate differential between the coupon rate which it would otherwise be obligated to pay to the GNMA holder and the Corporation's lower cost of funds. Furthermore, management has purchased, on a negotiated basis, additional delinquent FHA/VA government-insured/guaranteed loans from other GNMA servicers to leverage the operating costs of this operation. Reference is made to the Corporation's September 1998 Form 10-Q for updated information regarding FHA/VA loans.

    Since all of these loans are FHA/VA government-insured/guaranteed loans, the Corporation's investment is expected to be recoverable through claims made against the FHA or the VA. Management believes the credit risk and the risk of principal loss is minimal. For this reason, management has excluded these loans from the credit quality data and resulting ratios. Any losses incurred would not be significantly greater or less than if the Corporation had continued solely as servicer of the FHA/VA loans. The risk involving these loans arises from not complying timely with FHA/VA's foreclosure process and certain unreimbursable foreclosure costs. The Corporation, by purchasing the delinquent FHA/VA loans, also assumes the interest-rate risk associated with funding a loan if timely foreclosure should not occur. Risk also exists, under certain circumstances, that claims might be rejected by the FHA or the VA or otherwise not be able to be collected in full. Provisions for these types of losses are provided through noninterest expense as provisions for losses on FHA/VA foreclosure claims (see the "Noninterest Expense" discussion) and the corresponding liability is carried in other liabilities. Provisions for losses on FHA/VA foreclosure claims totaled $8.0 million, $25.2 million, and $5.6 million, respectively, in 1997, 1996, and 1995. At December 31, 1997, the Corporation had a servicing reserve of $33.3 million as compared to $37.2 million at December 31, 1996.

    CONSUMER LOANS. This segment of the portfolio represented 17% of the loan portfolio at December 31, 1997, and decreased 1.0% from year end 1996. Consumer loans include loans to individuals which totaled $2.6 billion and credit card loans which totaled $613 million at December 31, 1997, an increase of 2.0% and decrease of 12.2%, respectively, from $2.5 billion and $698 million, respectively, at December 31, 1996. This segment of the portfolio has experienced a high level of charge-offs over the last three years due to the high level of personal bankruptcies. The growth of the credit card portfolio prior to 1997 is attributable to marketing campaigns and the purchase of credit card portfolios. Reference is made to "Sale of the Credit Card Portfolio" in the September 1998 MD & A included in the Corporation's September 1998 Form 10-Q for updated information.

    REAL ESTATE CONSTRUCTION LOANS. These loans totaled $960 million at December 31, 1997, an increase of $177 million, or 22.7%, from the year end 1996 amount of $783 million. The growth of these loans resulted primarily from the favorable economic conditions in the areas served by the Corporation.

    ACCOUNTS RECEIVABLE -- FACTORING. This category of the portfolio totaled $579 million at December 31, 1997, an increase of $126 million from the December 31, 1996 total of $453 million. Capital Factors provides factoring and other specialized commercial financial services to small- and medium-size companies. Capital Factors purchases accounts receivable from its clients pursuant to factoring agreements with them. Its clients primarily include manufacturers, importers, wholesalers and distributors in the apparel and textile-related industries and, to a lesser extent, in consumer goods-related industries. More recently, Capital Factors has provided services to companies in the healthcare industry. Also included in this category are asset-based loans which are collateralized primarily by receivables owned by the borrowers.

    LOAN OUTLOOK. The primary factors affecting the growth of the Corporation's loan portfolio are the economic conditions in the areas served and the level of its acquisition activity. Reference is made to "Loans" in the September 1998 MD & A included in the Corporation's September 1998 Form 10-Q for information regarding actual loan growth through September 30, 1998.

ALLOWANCE FOR LOSSES ON LOANS

    The allowance for losses on loans (the allowance) at December 31, 1997 was $310.4 million, or 1.74% of loans, compared to $257.6 million, or 1.59% of loans, at December 31, 1996. In calculating the allowance to loans, FHA/VA loans have been excluded (see "FHA/VA Government-Insured/Guaranteed Loans" discussion above). Management's policy is to maintain the allowance at a level deemed sufficient to absorb estimated losses in the loan portfolio. The allowance is reviewed quarterly in accordance with the methodology described in Note 1 to the consolidated financial statements. Tables 8 and 10 which follow this discussion provide detailed information regarding the allowance for each of the five years in the period ended December 31, 1997.

    Net charge-offs were $114.2 million in 1997, an increase of $37.9 million, or 49.8%, compared to $76.3 million in 1996. All of the increase is attributable to credit card and other consumer loans. All other categories of loans experienced a decrease in net charge-offs. Credit card net charge-offs totaled $45.3 million in 1997, an increase of $17.0 million over 1996 which totaled $28.3 million. Other consumer loan net charge-offs were $30.3 million in 1997 compared to $22.5 million in 1996. The increase in both of these categories has been impacted by the high level of personal bankruptcies over the last few years. Direct marketing initiatives for credit cards in 1994 and subsequent years and purchases of credit card portfolios to develop new business also contributed to the increase in credit card charge-offs.

LOAN CONCENTRATIONS

    Management believes that the loan portfolio is adequately diversified. The loan portfolio is for the most part spread over 12 states (Tennessee, Illinois, Mississippi, Missouri, Florida, Kentucky, Iowa, Arkansas, Louisiana, Texas, Indiana, and Alabama) where the Corporation has banking operations. Additionally, Capital Factors has operations in New York, California, Florida, North Carolina and Georgia. The Corporation has a limited amount of foreign exposure, less than 1% of the loan portfolio. At December 31, 1997, the Corporation had no concentrations of loans to a single industry constituting as much as 10% of total loans.

    The largest concentration of loans is in single family residential loans, comprising 28% of the loan portfolio, which historically has had low loss experience. The Corporation also held $1.3 billion of FHA/VA loans which accounted for an additional 7% of the loan portfolio at year end 1997. These loans are also single family residential loans.

    Management has sought to achieve diversification between large and smaller-sized loans in an effort to reduce risk in the portfolio. At December 31, 1997, the Corporation's largest loan relationship, excluding the lending relationships of Capital Factors, was $36.6 million and there were only 53 relationships of $10 million or more, which constituted in the aggregate less than 4% of the total loan portfolio. Capital Factors has six client lending relationships greater than $10 million and nine customer credits exceeding $10 million with the largest relationship being $35 million to a national department store chain.

NONPERFORMING ASSETS

    LOANS OTHER THAN FHA/VA LOANS. Nonperforming assets consist of nonaccrual loans, restructured loans, and foreclosed properties. Table 9 presents nonperforming assets in two categories, FHA/VA loans and all other loans. For this discussion and for the credit quality information presented in this report, FHA/VA loans are excluded from the calculations because of their minimal exposure to principal loss. (Reference is made to the discussion of "FHA/VA Government-Insured/Guaranteed Loans" above.)

    At December 31, 1997, nonperforming assets totaled $179.2 million, or 1.01% of loans and foreclosed properties. This compares to $170.1 million, or 1.04% of loans and foreclosed properties at December 31, 1996. Nonaccrual loans at year end 1997 totaled $132.8 million, or .75% of total loans which compares to $114.8 million, or .71% of total loans for the same period in 1996. Restructured loans and foreclosed properties were $15.3 million and $31.2 million, respectively, at December 31, 1997. This compares to $17.1 million and $38.2 million, respectively, at December 31, 1996. Loans 90 days or more past due and not on nonaccrual status, which are not included in nonperforming assets, were $47.5 million, or .27% of loans at December 31, 1997. This compares to $40.6 million, or .25%, of loans at December 31, 1996. A breakdown of nonaccrual loans and loans 90 days or more past due and not on nonaccrual status, both excluding FHA/VA loans, follows:

                                                                                      LOANS 90 DAYS
                                                              NONACCRUAL LOANS       OR MORE PAST DUE
                                                            -------------------    --------------------
                                                                 DECEMBER 31,           DECEMBER 31,
                                                            -------------------    --------------------
                            LOAN TYPE                          1997        1996       1997       1996
       --------------------------------------------------   ----------  ---------- ---------- ---------
                                                                      (DOLLARS IN THOUSANDS)
       Secured by single family residential.............     $ 63,707    $ 60,442   $ 13,551   $  8,318
       Secured by nonfarm nonresidential................       15,260      16,165      4,151      5,865
       Other real estate................................       19,676       7,286      4,395      2,063
       Commercial, financial, and agricultural,
         including foreign loans and direct lease
         financing......................................       25,524      23,104      4,125      4,673
       Credit card and related plans....................           --          50     15,343     12,307
       Other consumer...................................        8,601       7,720      5,902      7,405
                                                             --------    --------   --------   --------
                 Total..................................     $132,768    $114,767   $ 47,467   $ 40,631
                                                             ========    ========   ========   ========

    FHA/VA LOANS. As discussed in the "Loans" section of this report, FHA/VA loans do not, in management's opinion, have traditional credit risk similar to the rest of the loan portfolio and risk of principal loss is considered minimal. FHA/VA loans 90 days or more past due and still accruing interest totaled $517.1 million at December 31, 1997 compared to $724.7 million at December 31, 1996. The decrease in the loans past due relates to the decline in the volume of these loans. At December 31, 1997, $14.9 million of FHA/VA loans were placed on nonaccrual status by management because the contractual payment of interest by FHA/VA had stopped due to missed filing dates. This policy will be followed on a prospective basis. No loss of principal is expected from these loans.

    POTENTIAL PROBLEM ASSETS. Potential problem assets consist of assets which are generally secured and are not currently considered nonperforming and include those assets where information about possible credit problems has raised serious doubts as to the ability of the borrowers to comply with present repayment terms. Historically, such assets have been loans which have ultimately become nonperforming. At December 31, 1997, the Corporation had potential problem assets (all loans) aggregating $38.7 million, comprised of 34 loans, the largest of which was $13.8 million.

OTHER EARNING ASSETS

    Other earning assets include interest-bearing deposits at financial institutions, federal funds sold, securities purchased under agreements to resell, and trading account assets. These assets averaged $534 million in 1997 with an average yield of 6.19%. This compares to $624 million in 1996 with a 6.01% average yield and $704 million in 1995 with an average yield of 6.37%. Over the past three years these earning assets comprised three to four percent of total average earning assets.

    The decline in other average earning assets from 1996 is attributable to a $125 million decrease in federal funds sold and securities purchased under agreements to resell. This decrease was due to utilizing these funds to meet other funding needs, primarily loans. The other significant component of this category was trading account assets which represents the government-guaranteed portions of SBA loans. Trading assets averaged $205 million in 1997, an increase of $12 million from 1996 and compared to $185 million in 1995. The average yield on these assets over the past three years has ranged from 7.20% to 7.65%. Management considers the interest-rate and credit risk related to all of these assets to be minimal.

DEPOSITS

    The Corporation's deposit base is its primary source of liquidity and consists of deposits from the communities served by the Corporation. At December 31, 1997, the Corporation had the largest deposit base of any independent bank holding company headquartered in Tennessee. Tables 4 and 6 present the components of the Corporation's average deposits. Note 8 to the consolidated financial statements presents the maturities of interest-bearing deposits at December 31, 1997.

    Deposits were $21.2 billion at December 31, 1997 and averaged $20.7 billion for the year. This compares to period end and average deposits for 1996 of $19.9 billion and $19.7 billion, respectively. The increase in average deposits in 1997 is attributable primarily to acquisitions.

    The composition of average deposits over the last three years was as follows:

                         TYPE OF DEPOSITS               1997    1996    1995
             ---------------------------------------   ------  ------  -----
             Noninterest-bearing deposits..........       15%     15%     15%
             Money market deposits.................       13      14      14
             Savings deposits......................       20      19      20
             Other time deposits...................       41      42      43
             Certificates of deposit of $100,000
              and over.............................       11      10       8

CAPITAL AND DIVIDENDS

    Shareholders' equity increased $292 million in 1997 to $2.7 billion, or 9.53% of total assets. This compares to shareholders' equity of $2.4 billion, or 8.99% of total assets at December 31, 1996. The primary source of growth in shareholders' equity in 1997 was earnings retention of $152.4 million, stock issuance in connection with the dividend reinvestment plan and employee benefit plans of $29.5 million, issuance of stock in connection with acquisitions of $26.7 million, and the net change in the unrealized gains (losses) on available for sale securities of $23.7 million. Partially offsetting these increases was a decrease of $42.1 million resulting from the repurchase of shares of common stock in connection with a business combination accounted for as a purchase. Another major source of growth was from stock transactions of pooled institutions prior to pooling of $101.8 million. The consolidated statement of changes in shareholders' equity details the changes in equity for the last three years.

    The Corporation and its subsidiaries must comply with the capital guidelines established by the regulatory agencies that supervise their operations. These agencies have adopted a system to monitor the capital adequacy of all insured financial institutions. The system includes ratios based on the risk-weighting of on- and off-balance-sheet transactions. If an institution's ratios should fall below certain levels, it would become subject to regulatory action. The Corporation's and its principal subsidiary's regulatory capital ratios, capital adequacy requirements, and prompt corrective action provisions are included in
Note 12 to the consolidated financial statements. Also, Table 13 presents the Corporation's risk-based capital ratios for the last three years. At December 31, 1997, all of the Corporation's financial institutions met the requirements for well-capitalized institutions.

    The Corporation declared cash dividends on its common stock of $1.495 per share in 1997, an increase of 38% over the 1996 amount of $1.08 per share. In January 1998, the regular quarterly dividend was increased to $.50 per share ($2.00 per share annually). The Corporation also declared and paid cash dividends on its 8% Series E Convertible Preferred Stock of $2.00 per share in both 1997 and 1996.

    The primary sources for payment of dividends by the Corporation to its shareholders are management fees and dividends received from its subsidiaries, interest on loans to subsidiaries, and interest on its available for sale investment securities. Payment of dividends by the Corporation's banking subsidiaries is subject to various statutory limitations which are described in
Note 12 to the consolidated financial statements. Reference is made to the "Liquidity" discussion for additional information regarding the parent company's liquidity.

ASSET/LIABILITY AND MARKET RISK MANAGEMENT

    The Corporation's assets and liabilities are principally financial in nature and the resulting earnings thereon, primarily net interest income, are subject to changes as a result of changes in market interest rates and the mix of the various assets and liabilities. Interest rates in the financial markets affect the Corporation's decisions on pricing its assets and liabilities which impacts net interest income, the Corporation's primary cash flow stream. As a result, a substantial part of the Corporation's risk-management activities are devoted to managing interest-rate risk. Currently, the Corporation does not have any significant risks related to foreign exchange, commodities or equity risk exposures.

    INTEREST-RATE RISK. One of the most important aspects of management's efforts to sustain long-term profitability for the Corporation is the management of interest-rate risk. Management's goal is to maximize net interest income within acceptable levels of interest-rate risk and liquidity. To achieve this goal, a proper balance must be maintained between assets and liabilities with respect to size, maturity, repricing date, rate of return, and degree of risk. Reference is made to the "Investment Securities," "Loans," and "Other Earning Assets" discussions for additional information regarding the risks related to these items.

    The Corporation, on a limited basis, has used off-balance-sheet financial instruments to manage interest-rate risk. At December 31, 1997 and 1996, the Corporation had no such instruments outstanding. Note 17 to the consolidated financial statements provides a reconciliation of the Corporation's interest-rate-swap information for 1996.

    The Corporation's Funds Management Committee oversees the conduct of global asset/liability and interest-rate risk management. The Committee reviews the asset/liability structure and interest-rate risk monthly for the lead bank and quarterly for the Corporation's other subsidiaries.

    The Corporation uses interest-rate sensitivity analysis (GAP) to monitor the amounts and timing of balances exposed to changes in interest rates. Since this type of analysis is made at a point in time and could change significantly, and certain assumptions are subjectively determined by each institution, management has chosen not to restate Table 11 and this discussion to include the four acquisitions completed in the third quarter of 1998 and accounted for as poolings of interests. Instead, reference is made to "Item 3.

Quantitative and Qualitative Disclosures About Market Risk" in the Corporation's Quarterly Report on Form 10-Q dated September 30, 1998 for a more current discussion of the amounts and timing of balances exposed to changes in interest rates.

    LIQUIDITY. Liquidity for the Corporation is its ability to meet cash requirements for deposit withdrawals, to make new loans and satisfy loan commitments, to take advantage of attractive investment opportunities, and to repay borrowings when they mature. As discussed previously, the Corporation's primary sources of liquidity are its deposit base, available for sale securities, and money-market investments. Liquidity is also achieved through short-term borrowings, borrowing under available lines of credit, and issuance of securities and debt instruments in the marketplace.

    Parent company liquidity is achieved and maintained by dividends received from subsidiaries, interest on advances to subsidiaries, interest on the available for sale investment securities portfolio, and management fees charged to subsidiaries. At December 31, 1997, the parent company had cash and cash equivalents totaling $432.9 million. The parent company's net working capital position at December 31, 1997 was $444.6 million.

    At January 1, 1998, the parent company could have received dividends from subsidiaries of $163 million without prior regulatory approval. The payment of additional dividends by the Corporation's subsidiaries will be dependent on the future earnings of the subsidiaries. Management believes that the parent company has adequate liquidity to meet its cash needs, including the payment of its regular dividends, servicing of its debt, and cash needed for acquisitions.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The disclosures regarding the fair value of financial instruments are included in Note 18 to the consolidated financial statements along with a summary of the methods and assumptions used by the Corporation in determining fair value. The differences between the fair values and book values were primarily caused by differences between contractual and market interest rates at the respective year ends. Fluctuations in the fair values will occur from period to period due to changes in the composition of the balance sheet and changes in market interest rates.

FOURTH QUARTER RESULTS

    The Corporation's net income for the fourth quarter of 1997 was $33.6 million, or $.26 for both basic and diluted earnings per share. This compares to $48.2 million, or $.40 for basic and $.39 diluted earnings per share for the fourth quarter of 1996.

    Results for the fourth quarter of 1997 were impacted by the following significant pretax items: (i) $41.1 million of merger-related charges, (ii) $16.6 million of charges related to the charter consolidation, and (iii) a $17.6 million increase in the provision for losses on loans primarily related to acquisitions and the credit card portfolio. These items were offset by gains on sales of branches of $5.1 million.

    Results for the fourth quarter of 1996 included similar pretax charges. These charges included the following: (i) $44.9 million of merger-related charges, (ii) $13.7 million of write-offs of intangibles, and (iii) $5.2 million of provisions for losses on FHA/VA claims related to an acquired entity. The fourth quarter of 1996 charges were partially offset by $4.4 million of investment securities gains. These significant items are discussed in more detail in the "Earnings Analysis" section above.

    Net interest income on a taxable-equivalent basis was $292.5 million for the fourth quarter of 1997, $18.0 million higher than 1996's fourth quarter. The net interest margin was 4.57%, an 11-basis-point increase from 1996. The improvement relates primarily to loan growth funded by maturities and sales of lower yielding investment securities and reductions of short-term borrowings.

    The provision for losses on loans for the fourth quarter was $46.2 million compared to $24.0 million for the same period in 1996. The higher provision related to acquisitions and the credit card portfolio.

    Noninterest income for the fourth quarter of 1997 was $116.1 million, an increase of $17.5 million over 1996. Noninterest expense was $305.1 million for the fourth quarter of 1997, an increase of $31.6 million from the same period in 1996. Noninterest expenses were impacted by the items described above.

    Table 14, Selected Quarterly Financial Data, presents certain quarterly financial data for 1997 and 1996.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

    REPORTING COMPREHENSIVE INCOME. In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." The Statement establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in financial statements. This Statement requires that all items to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This Statement does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

    This Statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This Statement was effective for fiscal years beginning after December 15, 1997 and did not have a significant impact on the Corporation's financial position or results of operations. Reclassification of financial statements for earlier periods provided for comparative purposes is required.

    DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. In June 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement supersedes FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise", but retains the requirement to report information about major customers. It amends FASB Statement No. 94, "Consolidation of All Majority-Owned Subsidiaries," to remove the special disclosure requirements for previously unconsolidated subsidiaries.

    This Statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

    This Statement is effective for financial statements for periods beginning after December 15, 1997. The Corporation's primary business is banking and it currently does not have a segment under the above standard or the previous standard. Management is continuing to examine the way it evaluates its business and if certain operating units meet the tests for segment reporting, it will be provided in future financial statements.

    Reference is made to "Impact of Recently Issued Accounting Standards" in the September 1998 MD & A included in the Corporation's 1998 Form 10-Q for information regarding additional standards that have been issued in 1998.

YEAR 2000 RISK FACTORS

    In February 1997, the Corporation implemented its "Y2K Project" to address a potential problem with which substantially all users of automated data processing and information systems are confronted. This problem arises from the use of older systems of only two digits to represent the year applicable to a transaction, e.g., "97" to represent "1997" rather than the full four digits. Computer systems so programmed may not operate properly when the last two digits of the year become "00" as will occur on January 1, 2000. In some cases inputting a date later than December 31, 1999, would cause a computer to stop operating while in other cases incorrect output may result. This potential problem could affect a wide variety of automated systems such as mainframe applications, personal computers, communications systems, and other information systems routinely used in all industries.

    The Corporation uses a vendor-provided system as its "core" banking application software to process data pertaining to its demand deposits, savings accounts, CDs and other deposits; certain loans; and like items. On August 21, 1996, the provider certified the Corporation's "core" banking applications to be Year-2000 compliant and was tested in the first half of 1998. Other third-party provided application software is used to process substantially all of the Corporation's other data, e.g., its mortgage servicing, credit cards, trust accounts, automated clearing house transfers, wire transfer function, electronic banking, discount securities broker operations, investment-security management operations, and others. Testing of these systems is expected to be completed prior to December 31, 1998, either through installation of presently available software upgrades or through installation of, and conversion to presently available alternative systems. Each third-party-provider is contractually bound at its own expense to bring its software into

Year-2000 compliance and to maintain it in compliance should problems be identified during testing. By December 1998, testing of all third-party provided software and hardware is expected to be completed.

    Although substantially all of the date-sensitive software and applications utilized in the Corporation's information systems is provided by outside vendors, the Corporation has itself developed some software "in-house" primarily to permit its several systems and their users to communicate with one another. Pursuant to the Corporation's Y2K Project, a consulting firm specializing in Year-2000 software compliance matters has been retained to review all in-house-developed software to assess the scope of the remedial work required to bring it into Year-2000 compliance. This review commenced on December 1, 1997 and has been substantially completed. It is currently estimated that the Corporation will spend approximately $750,000 on its Y2K Project. The $750,000 does not include the cost of computer equipment scheduled to be replaced in the normal course of business, which is estimated to be $3.8 million and constitutes a reallocation within the capital budget. The Corporation's practice is to convert the data processing systems of acquired entities to the Corporation's data processing systems, which are expected to be Year-2000 compliant. Therefore, the aggregate cost related to pending acquisitions becoming Year-2000 compliant is not considered significant beyond normal conversion costs.

    The Corporation is developing contingency planning in three broad categories. The first set of contingency plans is for all critical applications that are not Y2K compliant and tested, even though it is expected that these applications will be compliant on schedule. The second set of contingency plans will address any Y2K related failures of critical applications that are in production. Although there is a low probability that a fully compliant and tested application will have a Y2K related failure, it is still necessary to have a contingency plan in place. The third and final set of contingency plans address other disruptions, some of which are beyond the control of the Corporation. Some examples would be disruption of utilities such as power, water and telecommunications. Also, included in this category would be hardware failures that would require processing to be moved to a disaster recovery backup site. The Corporation's Business Resumption Plan does cover most of the potential disruptions in this category, and the appropriate sections from that plan will be incorporated into the Y2K contingency plan. The Corporation expects to have its contingency plans in place by December 31, 1998.

    In summary, the Corporation's Y2K Project's goal and management's expectation is to have all software reviewed and modified or replaced as necessary to achieve Year-2000 compliance and to be tested with satisfactory results prior to year-end 1998. Based upon currently available information, management has no reason to believe that its goal and expectation will not be met and does not anticipate that the cost of effecting Year-2000 compliance will have a material impact on the Corporation's financial condition, results of operations, or liquidity.

    Notwithstanding the foregoing, the Corporation continues to bear some risk arising from the advent of the Year-2000 and could be adversely affected should governmental entities, third-party vendors or significant customers of the Corporation fail to address the issues appropriately; or should the Corporation's providers fail to perform under their aforementioned maintenance contracts with it; or should required, qualified, system technical personnel become unavailable before Year-2000 compliance has been achieved. With a view to identifying and minimizing the risk to the Corporation's loan portfolio, the Corporation is conferring with its major borrowing customers to emphasize the importance of Year-2000 issues and to encourage them to implement promptly Y2K projects of their own. A senior-level management committee is addressing these issues and providing guidance to lending personnel. Presently, management has no reason to believe that any customers with which it has significant banking relationships are failing to take appropriate action to effect Year-2000 compliance or that its software vendors will be unable to perform under their contracts.

    Reference is made to "Year-2000 Risk Factors" in the September 1998 MD & A included in the Corporation's September 1998 Form 10-Q for updated information regarding the Corporation's Year-2000 compliance efforts.

TABLE  1.  SUMMARY OF CONSOLIDATED RESULTS

                                                                               YEARS ENDED DECEMBER 31,
                                                    -------------------------------------------------------------------------------
                                                        1997             1996              1995            1994             1993
                                                    -----------      -----------      -----------      -----------      -----------
                                                                                  (DOLLARS IN THOUSANDS)
     Interest income ...........................    $ 2,119,812      $ 1,997,845      $ 1,790,298      $ 1,498,927      $ 1,321,477
     Interest expense ..........................       (997,663)        (953,903)        (845,604)        (617,052)        (541,721)
                                                    -----------      -----------      -----------      -----------      -----------
               NET INTEREST INCOME .............      1,122,149        1,043,942          944,694          881,875          779,756
     PROVISION FOR LOSSES ON LOANS .............       (150,606)         (84,198)         (47,393)         (22,999)         (49,267)
                                                    -----------      -----------      -----------      -----------      -----------
               NET INTEREST INCOME
                 AFTER PROVISION FOR
                 LOSSES ON LOANS ...............        971,543          959,744          897,301          858,876          730,489
     NONINTEREST INCOME
       Service charges on deposit accounts .....        144,545          141,119          134,242          112,473           98,227
       Mortgage servicing income ...............         58,593           64,395           56,873           53,427           48,155
       Bank card income ........................         39,497           31,866           27,234           16,611           15,872
       Factoring commissions ...................         30,140           26,066           19,519           17,371           15,376
       Trust service income ....................         23,888           20,225           18,784           18,996           17,881
       Profits and commissions from
          trading activities ...................          7,323            5,768           12,364            5,073           15,620
       Other income ............................        128,985           85,969           84,376           71,445           70,075
                                                    -----------      -----------      -----------      -----------      -----------
               Total noninterest income ........        432,971          375,408          353,392          295,396          281,206
                                                    -----------      -----------      -----------      -----------      -----------
     NONINTEREST EXPENSE
       Salaries and employee benefits ..........        412,662          388,972          371,136          366,689          335,957
       Net occupancy expense ...................         69,888           70,142           66,224           64,167           56,318
       Equipment expense .......................         59,489           58,113           55,044           49,431           45,702
       Other expense ...........................        339,815          303,426          314,280          306,410          289,500
                                                    -----------      -----------      -----------      -----------      -----------
               Total noninterest expense .......        881,854          820,653          806,684          786,697          727,477
                                                    -----------      -----------      -----------      -----------      -----------
                EARNINGS BEFORE OTHER
                 OPERATING ITEMS,
                 INCOME TAXES,
                 EXTRAORDINARY ITEM, AND
                 ACCOUNTING CHANGES ............        522,660          514,499          444,009          367,575          284,218
     OTHER OPERATING ITEMS
       Investment securities gains (losses) ....          4,781            4,942            2,008          (21,053)          12,160
       Restructuring charges ...................             --               --               --          (28,929)              --
       Merger-related expenses .................        (48,112)         (52,786)         (12,114)         (15,123)          (2,113)
       Charter consolidation expenses ..........        (16,742)              --               --               --               --
       Consumer loan marketing program
          expenses .............................             --               --               --          (14,446)              --
       Gain on sale of collateral
          related to a troubled
          debt restructuring ...................             --               --               --               --              901
       Gain on sales of branches and
          other selected assets ................         16,290            7,147            1,925              (15)              17
       One-time trust fees related to a
          court award ..........................             --            1,268               --               --               --
       Special regulatory assessment to
          recapitalize the SAIF ................             --          (29,914)              --               --               --
       Write-off of mortgage servicing
          rights, goodwill, and other
          intangibles ..........................         (2,778)         (19,579)            (146)              (8)          (3,094)
       Additional provisions for losses
          on FHA/VA foreclosure claims of
          acquired entity ......................             --          (19,800)              --               --               --
       Provisions for data processing
          systems conversions and
          abandonment of property ..............             --               --               --               --           (4,424)
       Litigation settlements ..................         (1,500)              --               --            2,200             (500)
                                                    -----------      -----------      -----------      -----------      -----------
               EARNINGS BEFORE INCOME
                TAXES, EXTRAORDINARY ITEM,
                AND ACCOUNTING CHANGES .........        474,599          405,777          435,682          290,201          287,165
     Applicable income taxes ...................       (162,302)        (139,649)        (145,485)         (92,325)         (86,669)
                                                    -----------      -----------      -----------      -----------      -----------
               EARNINGS BEFORE
                 EXTRAORDINARY ITEM AND
                 ACCOUNTING CHANGES ............        312,297          266,128          290,197          197,876          200,496
     Extraordinary item and accounting
       changes, net of taxes ...................             --               --               --               --            4,757
                                                    -----------      -----------      -----------      -----------      -----------
               NET EARNINGS ....................    $   312,297      $   266,128      $   290,197      $   197,876      $   205,253
                                                    ===========      ===========      ===========      ===========      ===========

                                TABLE 2. CONTRIBUTION TO DILUTED EARNINGS PER SHARE

                                                                               YEARS ENDED DECEMBER 31,
                                                               ----------------------------------------------------
                                                                  1997      1996       1995       1994       1993
                                                               ---------  --------   --------   --------   --------
               Net interest income-- FTE...................    $    8.89  $   8.65   $   8.26   $   7.93   $   7.95
               Provision for losses on loans...............        (1.17)    (0.68)     (0.40)     (0.20)     (0.48)
                                                               ---------  --------   --------   --------   --------
                         NET INTEREST INCOME AFTER
                           PROVISION FOR LOSSES ON
                           LOANS-- FTE.....................         7.72      7.97       7.86       7.73       7.47
               NONINTEREST INCOME
                 Service charges on deposit accounts.......         1.12      1.14       1.14       0.98       0.99
                 Mortgage servicing income.................         0.45      0.52       0.48       0.47       0.36
                 Bank card income..........................         0.30      0.26       0.23       0.14       0.37
                 Factoring commissions.....................         0.23      0.21       0.17       0.15       0.16
                 Trust service income......................         0.18      0.16       0.16       0.17       0.19
                 Profits and commissions from trading
                    activities.............................         0.06      0.05       0.11       0.04       0.16
                 Investment securities gains (losses)......         0.04      0.04       0.02      (0.18)      0.14
                 Other income..............................         1.13      0.76       0.73       0.64       0.68
                                                               ---------  --------   --------   --------   --------
                         Total noninterest income..........         3.51      3.14       3.04       2.41       3.05
                                                               ---------  --------   --------   --------   --------
               NONINTEREST EXPENSE
                 Salaries and employee benefits............        (3.19)    (3.14)     (3.15)     (3.19)     (3.32)
                 Net occupancy expense.....................        (0.54)    (0.57)     (0.56)     (0.56)     (0.57)
                 Equipment expense.........................        (0.46)    (0.47)     (0.47)     (0.46)     (0.48)
                 Other expense.............................        (3.14)    (3.42)     (2.77)     (3.14)     (3.01)
                                                               ---------  --------   --------   --------   --------
                         Total noninterest expense.........        (7.33)    (7.60)     (6.95)     (7.35)     (7.38)
                                                               ---------  --------   --------   --------   --------
                         EARNINGS BEFORE INCOME
                           TAXES -- FTE, EXTRAORDINARY ITEM,
                           AND ACCOUNTING CHANGES..........         3.90      3.51       3.95       2.79       3.14
               Applicable income taxes-- FTE...............        (1.47)    (1.34)     (1.47)     (1.05)     (1.14)
                                                               ---------  --------   --------   --------   --------
                         EARNINGS BEFORE EXTRAORDINARY ITEM
                           AND ACCOUNTING CHANGES..........         2.43      2.17       2.48       1.74       2.00
               Extraordinary item and accounting changes,
               net of taxes................................           --        --         --         --       0.05
               Preferred stock dividends...................           --        --      (0.02)     (0.03)     (0.03)
                                                               ---------  --------   --------   --------   --------
                         NET EARNINGS......................    $    2.43  $   2.17   $   2.46   $   1.71   $   2.02
                                                               =========  ========   ========   ========   ========
               Change in net earnings applicable to diluted
                 earnings per share using previous year
                 average shares outstanding................    $    0.37  $  (0.18)  $   0.82   $   0.02   $   0.64
               Change in average shares outstanding........        (0.11)    (0.12)     (0.07)     (0.33)     (0.31)
                                                               ---------  --------   --------   --------   --------
                         Change in net earnings............    $    0.26  $  (0.30)  $   0.75   $  (0.31)  $   0.33
                                                               =========  ========   ========   ========   ========
               AVERAGE DILUTED SHARES (IN THOUSANDS).......      129,397   123,793    117,673    114,810     96,001
                                                               =========  ========   ========   ========   ========

----------

FTE -- Fully taxable-equivalent

            TABLE 3. BALANCE SHEET IMPACT OF CONSUMMATED ACQUISITIONS
                             (DOLLARS IN THOUSANDS)

                                                                                1997
                                    -----------------------------------------------------------------------------------------------
                                     MAGNA       CAPITAL-    PEOPLES      MAGNA                 MERCHANTS
                                    GROUP(1)      MIAMI      FIRST(1)    BANCORP    AMBANC(1)  BANCSHARES(1)   OTHERS      TOTAL
                                    ----------  ----------  ----------  ----------  --------   ------------   --------  -----------
ASSETS
   Interest-bearing deposits at
    financial institutions          $    8,227  $   18,441  $    3,079  $   23,032  $    298   $         53   $    100  $    53,230
   Loans, net of unearned
    income                           4,483,812   1,617,896   1,101,707     883,404   540,433        342,192    150,279    9,119,723
   Allowance for losses on
    loans                              (59,439)    (30,676)    (16,442)    (15,983)   (5,428)        (3,687)    (3,138)    (134,793)
                                    ----------  ----------  ----------  ----------  --------   ------------   --------  -----------
       Net loans                     4,424,373   1,587,220   1,085,265     867,421   535,005        338,505    147,141    8,984,930

   Investment securities             1,992,114     219,796     320,062     115,189   150,219        130,629     60,565    2,988,574
   Intangible assets                   121,817       1,477      12,106      11,051     2,098          1,067      2,746      152,362
   Cash and cash equivalents           247,932     238,197      43,741      74,751    37,313         37,510     26,030      705,474
   Other real estate, net                1,950       1,652         236       9,579       729          1,323        759       16,228
   Premises and equipment              118,587      28,037      20,310      32,090    12,934         14,733      4,607      231,298
   Other assets                        163,461      60,825      19,767      57,401    20,799         22,131      4,192      348,576
                                    ----------  ----------  ----------  ----------  --------   ------------   --------  -----------

       Total assets                 $7,078,461  $2,155,645  $1,504,566  $1,190,514  $759,395   $    545,951   $246,140  $13,480,672
                                    ==========  ==========  ==========  ==========  ========   ============   ========  ===========

LIABILITIES

   Deposits                         $5,435,995  $1,290,429  $1,176,841  $  887,437  $665,685   $    484,357   $214,988  $10,155,732
   Other interest-bearing
    liabilities                        937,659     429,691     157,576     141,803     8,778              -        280    1,675,787
   Other liabilities                    76,341     290,533      13,102      33,531     6,577          3,607      3,876      427,567
                                    ----------  ----------  ----------  ----------  --------   ------------   --------  -----------

       Total liabilities            $6,449,995  $2,010,653  $1,347,519  $1,062,771   681,040   $    487,964   $219,144  $12,259,086
                                    ==========  ==========  ==========  ==========  ========   ============   ========  ===========



PURCHASE PRICE/CAPITAL
 CONTRIBUTION/EQUITY                   628,466     144,992     157,047     127,743    78,355         57,987     26,996    1,221,586
                                    ==========  ==========  ==========  ==========  ========   ============    =======  ===========

                                                  1996                                      1995
                                     ------------------------------------------          ----------

                                        LEADER          OTHERS            TOTAL             TOTAL
                                     -----------       ---------       ----------        -----------
ASSETS
   Interest-bearing deposits at
    financial institutions           $       241       $   2,540       $     2,781       $     2,367
   Loans, net of unearned
    income                             2,248,213         487,274         2,735,487           923,678
   Allowance for losses on
    loans                                (31,645)         (6,479)          (38,124)          (19,717)
                                     -----------       ---------       ----------        -----------
       Net loans                       2,216,568         480,795         2,697,363           903,961

   Investment securities                 836,583         212,303         1,048,886           169,373
Intangible assets                         52,985           9,356            62,341            15,608
 Cash and cash equivalents                36,802          73,628           110,430           138,525
 Other real estate, net                    1,070           1,414             2,484             2,590
 Premises and equipment                   19,013          20,293            39,306            29,173
Other assets                             247,659          12,295           259,954            18,736
                                     -----------       ---------       ----------        -----------

       Total assets                  $ 3,410,921       $ 812,624       $ 4,223,545       $ 1,280,333
                                     ===========       =========       ===========       ===========


LIABILITIES

   Deposits                          $ 1,697,496       $ 710,800       $ 2,408,296       $ 1,138,644
   Other interest-bearing
    liabilities                        1,384,610          18,585         1,403,195            30,682
   Other liabilities                      72,755           9,319            82,074            16,036
                                     -----------       ---------       -----------       -----------


       Total liabilities             $ 3,154,861       $ 738,704       $ 3,893,565       $ 1,185,362
                                     ===========       =========       ===========       ===========



PURCHASE PRICE/CAPITAL
 CONTRIBUTION/EQUITY                     256,060          73,920           329,980            94,971
                                     ===========       =========       ===========       ===========




(1) Magna Group, Peoples First, AMBANC, and Merchants are reflected in the December 31, 1997 restated financial statements. These four acquisitions were consummated during the third quarter of 1998.

           TABLE 4. AVERAGE BALANCE SHEETS AND AVERAGE INTEREST RATES

                                                                        YEARS ENDED DECEMBER 31,
                                ----------------------------------------------------------------------------------------------------
                                                1997                              1996                               1995
                                ----------------------------------  ------------------------------------ ---------------------------
                                              INTEREST     FTE                  INTEREST      FTE                  INTEREST    FTE
                                   AVERAGE     INCOME/    YIELD/     AVERAGE     INCOME/    YIELD/      AVERAGE     INCOME/   YIELD/
                                   BALANCE     EXPENSE     RATE      BALANCE     EXPENSE     RATE       BALANCE     EXPENSE    RATE
                                   -------     -------     ----      -------     -------     ----       -------     -------    ----
                                                                           (DOLLARS IN THOUSANDS)
ASSETS
  Interest-bearing deposits
    at financial
    institutions.............   $    60,160  $    3,012     5.01%  $    36,806  $    2,154    5.85%  $   100,336  $    6,395   6.37%
  Federal funds sold and
    securities purchased
    under agreements to
    resell...................       269,146      15,104     5.61       394,056      21,420    5.44       418,560      24,305   5.81
  Trading account assets.....       204,765      14,956     7.30       192,856      13,895    7.20       185,497      14,192   7.65
  Investment securities
    (1)(2)
    Taxable securities.......     4,926,614     320,457     6.50     5,741,503     372,163    6.48     4,794,728     304,652   6.35
    Tax-exempt securities....       811,247      71,282     8.79       750,414      67,342    8.97       756,864      70,045   9.25
                                -----------  ----------            -----------  ----------           -----------  ----------
        Total investment
          securities.........     5,737,861     391,739     6.83     6,491,917     439,505    6.77     5,551,592     374,697   6.75
  Loans, net of unearned
    income (1)(3)(4).........    18,897,828   1,723,033     9.12    16,944,142   1,547,744    9.13    15,240,378   1,398,496   9.18
                                -----------  ----------            -----------  ----------           -----------  ----------
        TOTAL EARNING
          ASSETS (1)
          (2)(3)(4)..........    25,169,760   2,147,844     8.53    24,059,777   2,024,718    8.42    21,496,363   1,818,085   8.46

  Cash and due from banks....       866,601                            849,670                           832,620
  Premises and equipment.....       487,068                            465,197                           434,710
  Allowance for losses on
    loans....................      (270,666)                          (258,627)                         (242,842)
  Other assets...............     1,114,133                            887,832                           740,679
                                -----------                        -----------                       -----------
        TOTAL ASSETS.........   $27,366,896                        $26,003,849                       $23,261,530
                                ===========                        ===========                       ===========

           TABLE 4. AVERAGE BALANCE SHEETS AND AVERAGE INTEREST RATES
                                   (CONTINUED)


LIABILITIES AND
  SHAREHOLDERS' EQUITY
  Money market accounts......     $  2,732,518  $  100,891    3.69%  $  2,699,987  $   93,282    3.45%  $ 2,519,439  $ 74,466  2.96%
  Savings deposits...........        4,041,591      91,209    2.26      3,804,842      89,436    2.35     3,705,827    91,311  2.46
  Certificates of deposit of
    $100,000 and over........        2,269,719     128,693    5.67      1,890,924     108,846    5.76     1,532,823    78,776  5.14
  Other time deposits........        8,525,834     469,649    5.51      8,400,035     464,116    5.53     7,939,854   450,671  5.68
  Short-term borrowings......        1,565,179      80,764    5.16      1,805,007      94,708    5.25     1,248,613    70,067  5.61
  Short-term bank notes......          119,493       6,973    5.84         88,361       5,136    5.81           459        34  7.41
  Long-term debt
    Federal Home Loan Bank
      advances...............          994,588      58,544    5.89      1,030,832      59,979    5.82       852,610    52,509  6.16
    Subordinated capital
      notes..................          197,569      14,229    7.20        240,807      18,551    7.70       160,280    13,543  8.45
    Medium-term bank notes...          135,000       8,943    6.62         42,637       2,801    6.57            --        --    --
    Trust Preferred
      Securities.............          198,956      16,511    8.30         10,871         872    8.02            --        --    --
    Other....................          272,511      21,257    7.80        216,324      16,176    7.48       181,551    14,227  7.84
                                  ------------  ----------           ------------  ----------           -----------  --------
        TOTAL
          INTEREST-BEARING
          LIABILITIES........       21,052,958     997,663    4.74     20,230,627     953,903    4.72    18,141,456   845,604  4.66
  Noninterest-bearing demand
    deposits.................        3,107,395          --              2,878,092          --             2,709,935        --
                                  ------------  ----------           ------------  ----------           -----------  --------
        TOTAL SOURCES OF
          FUNDS..............       24,160,353     997,663             23,108,719     953,903            20,851,391   845,604
Other liabilities............          644,534                            647,795                           446,287
  Shareholders' equity.......        2,562,009                          2,247,335                         1,963,852
                                  ------------                       ------------                       -----------
        TOTAL LIABILITIES
          AND
          SHAREHOLDERS'
          EQUITY.............     $ 27,366,896                       $ 26,003,849                       $23,261,530
                                  ============                       ============                       ===========
NET INTEREST
  INCOME(1)..................                   $1,150,181                         $1,070,815                        $972,481
                                                ==========                         ==========                        ========
INTEREST RATE
  SPREAD(1)..................                                 3.79%                              3.70%                         3.80%
                                                            ======                              =====                          ====
NET INTEREST
  MARGIN(1)..................                                 4.57%                              4.45%                         4.52%
                                                            ======                              =====                          ====
TAXABLE-EQUIVALENT
  ADJUSTMENTS
  Loans......................                   $    4,708                         $    5,160                        $  5,286
  Investment securities......                       23,324                             21,713                          22,501
                                                ----------                         ----------                        --------
        Total................                   $   28,032                         $   26,873                        $ 27,787
                                                ==========                         ==========                        ========

----------

(1) Fully taxable-equivalent yields are calculated assuming a 35% federal income tax rate.
(2) Yields are calculated on historical cost and exclude the impact of the unrealized gain (loss) on available for sale securities.
(3) Includes loan fees, immaterial in amount, in both interest income and the calculation of the yield on loans.
(4) Includes loans on nonaccrual status.

                  TABLE 5. ANALYSIS OF VOLUME AND RATE CHANGES

                                                               1997 VERSUS 1996                          1996 VERSUS 1995
                                                      -----------------------------------    --------------------------------------
                                                       INCREASE (DECREASE)                     INCREASE (DECREASE)
                                                      DUE TO CHANGE IN: (1)                    DUE TO CHANGE IN:(1)
                                                      ---------------------      TOTAL         -------------------         TOTAL
                                                      AVERAGE      AVERAGE      INCREASE      AVERAGE       AVERAGE       INCREASE
                                                      VOLUME        RATE       (DECREASE)      VOLUME        RATE        (DECREASE)
                                                     ---------     -------     ---------     ---------     --------       --------
                                                                                     (DOLLARS IN THOUSANDS)
        INTEREST INCOME
          Interest-bearing deposits
            at financial institutions ...........    $   1,175     $  (317)    $     858     $  (3,849)    $   (392)      $ (4,241)
          Federal funds sold and
             securities purchased
             under agreements to resell..........       (7,114)        798       (6,316)        (1,383)      (1,502)        (2,885)
          Trading account assets ................          868         193         1,061           550         (847)          (297)
          Investment
             securities--FTE ....................      (52,502)      4,736       (47,766)       62,440        2,368         64,808
          Loans, net of unearned
             income--FTE ........................      175,358         (69)      175,289       156,288       (7,040)       149,248
                                                     ---------     -------     ---------     ---------     --------       --------
                  TOTAL INTEREST
                    INCOME ......................      117,785       5,341       123,126       214,046       (7,413)       206,633
                                                     ---------     -------     ---------     ---------     --------       --------
        INTEREST EXPENSE
          Money market accounts .................        1,738       5,871         7,609         6,274       12,542         18,816
          Savings deposits ......................        4,568      (2,795)        1,773         2,483       (4,358)        (1,875)
          Certificates of deposit of
             $100,000 and over ..................       21,718      (1,871)       19,847        19,736       10,334         30,070
          Other time deposits ...................        8,108      (2,575)        5,533        25,637      (12,192)        13,445
          Short-term borrowings .................      (11,415)       (692)      (12,107)       34,296       (4,553)        29,743
          Long-term debt ........................       20,894         211        21,105        23,096       (4,996)        18,100
                                                     ---------     -------     ---------     ---------     --------       --------
                  TOTAL INTEREST
                    EXPENSE .....................       45,611      (1,851)       43,760       111,522       (3,223)       108,299
                                                     ---------     -------     ---------     ---------     --------       --------
        CHANGE IN NET INTEREST
          INCOME ................................    $  72,174     $ 7,192     $  79,366     $ 102,524     $ (4,190)      $ 98,334
                                                     =========     =======     =========     =========     ========       ========
        PERCENTAGE INCREASE IN NET
          INTEREST INCOME OVER PRIOR
          PERIOD.................................                                   7.49%                                    10.51%
                                                                               =========                                  ========

----------

FTE -- Fully taxable-equivalent

(1) The change due to both rate and volume has been allocated to change due to volume and change due to rate in proportion to the relationship of the absolute dollar amounts of the change in each.

                          TABLE 6. AVERAGE DEPOSITS(1)

                                                                           YEARS ENDED DECEMBER 31,
                                                     -------------------------------------------------------------------
                                                         1997         1996          1995          1994          1993
                                                     -----------   -----------   -----------   -----------   -----------
                                                                           (DOLLARS IN THOUSANDS)
           Noninterest-bearing demand............    $ 3,107,395   $ 2,878,092   $ 2,709,935   $ 2,634,714   $ 2,406,548
           Money market(2).......................      2,732,518     2,699,987     2,519,439     2,756,346     2,958,427
           Savings(3)............................      4,041,591     3,804,842     3,705,827     3,877,046     3,111,971
           Other time(4).........................      8,525,834     8,400,035     7,939,854     7,189,601     6,689,128
                                                     -----------   -----------   -----------   -----------   -----------
                   TOTAL AVERAGE CORE DEPOSITS...     18,407,338    17,782,956    16,875,055    16,457,707    15,166,074
           Certificates of deposit of $100,000
             and over............................      2,269,719     1,890,924     1,532,823     1,288,157     1,252,992
                                                     -----------   -----------   -----------   -----------   -----------
                   TOTAL AVERAGE DEPOSITS........    $20,677,057   $19,673,880   $18,407,878   $17,745,864   $16,419,066
                                                     ===========   ===========   ===========   ===========   ===========

----------

(1) Table 4 presents the average rate paid on the above deposit categories for the three years in the period ended December 31, 1997.
(2) Includes money market savings accounts and super NOW accounts.
(3) Includes regular savings accounts, NOW accounts, and premium savings accounts.
(4) Includes certificates of deposit of less than $100,000, investment savings deposits, IRAs, and Club accounts.

                   TABLE 7. COMPOSITION OF THE LOAN PORTFOLIO

                                                                                 DECEMBER 31,
                                                       ----------------------------------------------------------------
                                                           1997         1996          1995         1994         1993
                                                       -----------  ------------  -----------  -----------   ----------
                                                                            (DOLLARS IN THOUSANDS)
           Commercial, financial, and agricultural.    $ 3,210,652  $  2,916,514  $ 2,850,310  $ 2,668,418   $2,416,192
           Foreign.................................        207,343       145,483      127,623      115,316       84,163
           Accounts receivable-- factoring.........        579,067       452,522      319,487      247,135      221,377
           Real estate-- construction..............        960,405       782,984      683,792      587,264      444,471
           Real estate-- mortgage
             Secured by 1-4 family residential.....      5,361,456     5,233,199    4,898,074    4,749,066    3,768,680
             FHA/VA government-insured/guaranteed..      1,331,993     1,569,027    1,006,397      744,891      479,090
             Other mortgage........................      3,828,230     3,129,691    2,666,678    2,513,818    2,243,478
           Home equity.............................        443,762       355,615      320,871      289,503      259,784
           Consumer
             Credit cards and related plans........        612,902       698,175      488,896      344,709      172,522
             Other consumer........................      2,560,649     2,509,331    2,336,539    2,138,128    1,760,874
           Direct lease financing..................         65,755        74,891       76,967       52,558       37,256
                                                       -----------  ------------  -----------  -----------   ----------
                   TOTAL LOANS.....................     19,162,214    17,867,432   15,775,634   14,450,806   11,887,887
           Less: Unearned income...................         35,506        48,344       61,851       69,240       72,334
                                                       -----------  ------------  -----------  -----------   ----------
                   TOTAL LOANS, NET OF UNEARNED
                     INCOME........................    $19,126,708  $ 17,819,088  $15,713,783  $14,381,566   $11,815,553
                                                       ===========  ============  ===========  ===========   ===========

  TABLE 8. ALLOCATION OF THE ALLOWANCE FOR LOSSES ON LOANS BY CATEGORY OF LOANS
       AND THE PERCENTAGE OF LOANS BY CATEGORY TO TOTAL LOANS OUTSTANDING

                                                                  DECEMBER 31,
                  -----------------------------------------------------------------------------------------------------------------
                         1997                     1996                    1995                1994                   1993
                  ---------------------  ---------------------   -------------------- ----------------------  ---------------------
                            PERCENTAGE             PERCENTAGE             PERCENTAGE             PERCENTAGE             PERCENTAGE
                            OF LOANS TO            OF LOANS TO            OF LOANS TO            OF LOANS TO            OF LOANS TO
                   AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS
                  --------  -----------  --------  -----------   ------   ----------- ---------  -----------  --------  -----------
                                                               (DOLLARS IN THOUSANDS)
Commercial,
 financial,
 and
 agricultural.    $ 75,060     21%       $ 57,114       21%     $ 67,108       21%     $ 71,295       21%     $ 84,983       23%
Foreign........      3,150      1           1,300        1         1,400        1           300        1         8,000        1
Real
 estate --
 construction..     12,177      6           8,549        5        10,231        5         8,688        4         6,245        4
Real estate--
mortgage.......    121,791     52         112,875       51        95,629       51       102,280       53        92,295       53
Consumer.....       97,285     20          76,812       22        67,836       21        54,286       20        37,286       19
Direct lease
 financing.....        922      -             988        -         1,191        1           528        1           525        -
                  --------   ----        --------      ---      --------      ---      --------      ---      --------      ---
       Total...   $310,385    100%       $257,638      100%     $243,395      100%     $237,377      100%     $229,334      100%
                  ========   ====        ========      ===      ========      ===      ========      ===      ========      ===

The allocation of the allowance is presented based in part on evaluations of specific loans, past history, and economic conditions within specific industries or geographic areas. Since all of these factors are subject to change, the current allocation of the allowance is not necessarily indicative of the breakdown of future losses. No portion of the allowance for losses on loans has been allocated to FHA/VA government-insured/guaranteed loans since they represent minimal credit risk.

 TABLE 9. NONACCRUAL, RESTRUCTURED, AND PAST DUE LOANS AND FORECLOSED PROPERTIES

                                                                                        DECEMBER 31,
                                                                    ---------------------------------------------------
                                                                       1997       1996       1995       1994       1993
                                                                    ---------  ---------  ---------  ---------  -------
                                                                                   (DOLLARS IN THOUSANDS)
          Nonaccrual loans:
            Domestic............................................    $ 132,672  $ 114,671  $ 101,513  $  83,263  $101,984
            Foreign.............................................           96         96      2,072        334     7,312
          Restructured loans....................................       15,250     17,097     14,583     20,289    28,679
                                                                    ---------  ---------  ---------  ---------  --------
                  TOTAL NONPERFORMING LOANS.....................      148,018    131,864    118,168    103,886   137,975
                                                                    ---------  ---------  ---------  ---------  --------
          Foreclosed properties:
            Other real estate, net..............................       26,106     36,052     30,832     41,038    58,022
            Other foreclosed properties.........................        5,062      2,167      2,823        693       938
                                                                    ---------  ---------  ---------  ---------  --------
                  TOTAL FORECLOSED PROPERTIES...................       31,168     38,219     33,655     41,731    58,960
                                                                    ---------  ---------  ---------  ---------  --------
                  TOTAL NONPERFORMING ASSETS....................    $ 179,186  $ 170,083  $ 151,823  $ 145,617  $196,935
                                                                    =========  =========  =========  =========  ========
          Loans 90 days or more past due and not on
          nonaccrual status:
            Domestic............................................    $  47,467  $  40,631  $  30,502  $  20,434  $ 24,919
            Foreign.............................................           --         --         --      1,500        --
                                                                    ---------  ---------  ---------  ---------  --------
                  TOTAL LOANS 90 DAYS OR MORE PAST DUE..........    $  47,467  $  40,631  $  30,502  $  21,934  $ 24,919
                                                                    =========  =========  =========  =========  ========
          FHA/VA GOVERNMENT-INSURED/GUARANTEED LOANS:
            Loans 90 days or more past due and not on
              nonaccrual status.................................    $ 517,124  $ 724,691  $ 558,038  $ 282,523  $144,892
            Nonaccrual..........................................       14,933         77        404         --        --


                     TABLE 10. ALLOWANCE FOR LOSSES ON LOANS

                                                                           YEARS ENDED DECEMBER 31,
                                                   -----------------------------------------------------------------------
                                                        1997           1996           1995           1994          1993
                                                   ------------   ------------   ------------   ------------   -----------
                                                                              (DOLLARS IN THOUSANDS)
       BALANCE AT BEGINNING OF PERIOD..........    $    257,638   $    243,395   $    237,377   $    229,334   $   193,974
       LOANS CHARGED OFF
         Commercial, financial, and
           agricultural........................          40,436         22,792         19,449         16,343        26,372
         Foreign...............................              --          3,391            743          6,893         1,389
         Real estate-- construction............             240            685            460            430         1,482
         Real estate-- mortgage................           9,764          9,462         12,081         13,023        12,239
         Consumer..............................          34,904         29,559         19,908         14,302        15,285
         Credit cards and related plans........          52,125         30,516         15,070          3,655         3,530
         Direct lease financing................              30             48             52              6            52
                                                   ------------   ------------   ------------   ------------   -----------
                Total charge-offs..............         137,499         96,453         67,763         54,652        60,349
                                                   ------------   ------------   ------------   ------------   -----------
       RECOVERIES ON LOANS PREVIOUSLY CHARGED
         OFF
         Commercial, financial, and agricultural          7,896          7,622          9,113         13,086         9,420
         Foreign...............................              10             --          1,632          1,523            28
         Real estate-- construction............             518             39            557            939           137
         Real estate-- mortgage................           3,301          3,253          4,243          4,986         2,024
         Consumer..............................           4,647          7,086          6,172          6,106         6,439
         Credit cards and related plans........           6,862          2,173          1,120            929           916
         Direct lease financing................              27              4             52            133            54
                                                   ------------   ------------   ------------   ------------   -----------
                Total recoveries...............          23,261         20,177         22,889         27,702        19,018
                                                   ------------   ------------   ------------   ------------   -----------
       Net charge-offs.........................         114,238         76,276         44,874         26,950        41,331
       Provisions charged to expense...........         150,606         84,198         47,393         23,000        49,267
       Allowance related to the sale of certain
         loans.................................              --         (1,628)            --             --            --
       Increase due to acquisitions............          16,379          7,949          3,499         11,993        27,424
                                                   ------------   ------------   ------------   ------------   -----------
       BALANCE AT END OF PERIOD................    $    310,385   $    257,638   $    243,395   $    237,377   $   229,334
                                                   ============   ============   ============   ============   ===========
       Total loans, net of unearned income, at
         end of period..........................   $ 19,126,708   $ 17,819,088   $ 15,713,783   $ 14,381,566   $11,815,553
       Less: FHA/VA government-insured/
         guaranteed loans.......................      1,331,993      1,569,027      1,006,397        744,891       479,090
                                                   ------------   ------------   ------------   ------------   -----------
         LOANS USED TO CALCULATE RATIOS........    $ 17,794,715   $ 16,250,061   $ 14,707,386   $ 13,636,675   $11,336,463
                                                   ============   ============   ============   ============   ===========
       Average total loans, net of unearned
         income, during period.................    $ 18,897,828   $ 16,944,142   $ 15,240,378   $ 13,162,904   $11,323,382
       Less: Average FHA/VA government-
         insured/guaranteed loans..............       1,500,120      1,300,065        881,082        603,181       376,511
                                                   ------------   ------------   ------------   ------------   -----------
         AVERAGE LOANS USED TO CALCULATE
           RATIOS..............................    $ 17,397,708   $ 15,644,077   $ 14,359,296   $ 12,559,723   $10,946,871
                                                   ============   ============   ============   ============   ===========
       CREDIT QUALITY RATIOS(1)
         Allowance at end of period to loans, net
           of unearned income..................            1.74%          1.59%          1.65%          1.74%         2.02%
         Allowance at end of period to average
           loans, net of unearned income.......            1.78           1.65           1.70           1.89          2.09
         Allowance for losses on loans as a
           percentage of nonperforming loans...             210            195            206            228           166

         Net charge-offs to average loans,
           net of unearned income..............             .66            .49            .31            .21           .38
         Provision to average loans,
           net of unearned income..............             .87            .54            .33            .18           .45
         Nonperforming loans as a percentage
           of loans............................             .83            .81            .80            .76          1.22
         Nonperforming assets as a percentage
           of loans plus foreclosed
           properties..........................            1.01           1.04           1.03           1.06          1.73
         Loans 90 days or more past due
           and not on nonaccrual status
           as a percentage of loans............             .27            .25            .21            .16           .22

----------

(1) Ratio calculations exclude FHA/VA government-insured/guaranteed loans since they represent minimal credit risk to the Corporation. See the "Loans" discussion for additional information regarding the FHA/VA government-insured/guaranteed loans and Table 9 for the detail of nonperforming assets.

            TABLE 11. RATE SENSITIVITY ANALYSIS AT DECEMBER 31, 1997

    Reference is made to "Item 3. Quantitative and Qualitative Disclosures About Market Risk" in the September 1998 Form 10-Q.

            TABLE 12. INVESTMENT SECURITIES AND OTHER EARNING ASSETS

                                                                                   DECEMBER 31,
                                                                   ------------------------------------------
                                                                      1997            1996           1995
                                                                   ----------      ----------      ----------
                                                                             (DOLLARS IN THOUSANDS)

        U.S. Government obligations
          U.S. Treasury .....................................      $  991,684      $1,211,584      $1,253,344
          U.S. Government agencies ..........................       3,515,349       3,250,641       3,582,762
                                                                   ----------      ----------      ----------
                  Total U.S. Government obligations .........       4,507,033       4,462,225       4,836,106
        Obligations of states and political subdivisions ....         934,220         786,213         774,099
        Other investment securities .........................         399,451         418,813         366,092
                                                                   ----------      ----------      ----------
                  Total investment securities ...............       5,840,704       5,667,251       5,976,297
        Interest-bearing deposits at financial
          institutions ......................................          36,147          24,872          77,900
        Federal funds sold and securities
         purchased under Agreements to resell ...............         172,657         250,842         618,578
        Trading account assets ..............................         187,419         260,266         136,772
        Loans held for resale ...............................         175,699         113,604         128,166
                                                                   ----------      ----------      ----------
                  Total investment securities
                    and other earning assets ................      $6,412,626      $6,316,835      $6,937,713
                                                                   ==========      ==========      ==========

                               TABLE 13. RISK-BASED CAPITAL

                                                                                         DECEMBER 31,
                                                                     ----------------------------------------------------
                                                                         1997                1996               1995
                                                                     ------------        ------------        ------------
                                                                                    (DOLLARS IN THOUSANDS)
                TIER 1 CAPITAL
                  Shareholders' equity ........................      $  2,668,721        $  2,376,768        $  2,147,621
                  Trust Preferred Securities and minority
                    interest in consolidated subsidiaries .....           214,360             211,522                 999
                  Less:  Goodwill and other intangibles .......          (180,635)            (96,382)            (87,854)
                         Disallowed deferred tax asset ........            (1,651)             (1,896)             (1,950)
                         Unrealized gain on available
                              for sale securities .............           (49,330)            (25,202)            (41,639)
                                                                     ------------        ------------        ------------
                          TOTAL TIER 1 CAPITAL ................         2,651,465           2,464,810           2,017,177
                TIER 2 CAPITAL
                  Allowance for losses on loans ...............           233,429             210,041             187,407
                  Qualifying long-term debt ...................           174,232             174,121             174,166
                  Non-qualifying securities ...................               (71)                 --                  --
                                                                     ------------        ------------        ------------
                          TOTAL CAPITAL BEFORE DEDUCTIONS .....         3,059,055           2,848,972           2,378,750
                  Less investment in unconsolidated
                    subsidiaries ..............................           (10,628)             (1,812)               (214)
                                                                     ------------        ------------        ------------

                          TOTAL CAPITAL .......................      $  3,048,427        $  2,847,160        $  2,378,536
                                                                     ============        ============        ============
                RISK-WEIGHTED ASSETS ..........................      $ 18,601,136        $ 17,122,657        $ 15,143,345
                                                                     ============        ============        ============
                RATIOS
                  Equity to assets ............................              9.53%               8.99%               8.73%
                  Leverage ratio(1) ...........................              9.62                9.32                8.41
                  Tier 1 capital to risk-weighted assets(1) ...             14.25               14.39               13.32
                  Total capital to risk-weighted assets(1) ....             16.39               16.63               15.71


                          TABLE 13. RISK-BASED CAPITAL
                                   (CONTINUED)

(1) Regulatory minimums for institutions considered "well-capitalized" are 5%, 6%, and 10% for the leverage, Tier 1 capital to risk-weighted assets, and Total capital to risk-weighted assets ratios, respectively. As of December 31, 1997, all of the Corporation's banking subsidiaries were considered "well-capitalized" for purposes of FDIC deposit insurance assessments. See
     Note 12 to the consolidated financial statements for a comparison of the Corporation's capital levels and ratios to the regulatory minimums for "adequately capitalized" and "well capitalized."

                   TABLE 14. SELECTED QUARTERLY FINANCIAL DATA

                                                                      1997 QUARTERS ENDED(1)
                                            ------------------------------------------------------------------------
                                              MARCH 31        JUNE 30     SEPTEMBER 30    DECEMBER 31       TOTAL
                                            ------------   ------------   ------------   ------------   ------------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
              Net interest income.......    $    271,330   $    283,439   $    280,961   $    286,419   $  1,122,149
              Provision for losses
                on loans................         (38,746)       (26,903)       (38,791)       (46,166)      (150,606)
              Investment securities
                gains (losses)..........             358            634          3,508            281          4,781
              Noninterest income........         101,455        105,739        125,952        116,115        449,261
              Noninterest expense.......        (206,290)      (217,408)      (222,281)      (305,007)      (950,986)
                                            ------------   ------------   ------------   ------------   ------------
              Earnings before income
                taxes...................         128,107        145,501        149,349         51,642        474,599
              Applicable income taxes...          44,021         49,190         51,080         18,011        162,302
                                            ------------   ------------   ------------   ------------   ------------
              Net earnings..............    $     84,086   $     96,311   $     98,269   $     33,631   $    312,297
                                            ============   ============   ============   ============   ============
              PER COMMON SHARE DATA
                Net earnings
                   Basic................    $        .69   $        .77   $        .79   $        .26   $       2.50
                   Diluted..............             .67            .75            .76            .26           2.43
                Dividends...............             .32           .375            .40            .40          1.495
              UPC COMMON STOCK
                DATA(2)
                High trading price......    $      47.75   $      52.13   $      56.50   $      67.88   $      67.88
                Low trading price.......           38.38          41.25          49.25          57.00          38.38
                Closing price...........           40.63          51.88          55.88          67.88          67.88
                Trading volume (in
                   thousands)(3)........          11,211         11,449          8,310         10,001         40,971
              KEY FINANCIAL DATA
                Return on average
                 assets.................            1.28%          1.42%          1.40%           .50%          1.14%
                Return on average
                   common equity........           14.38          15.67          15.58           4.44          12.51
                Expense ratio(4)........            1.54           1.55           1.42           1.78           1.57
                Efficiency ratio(5).....           53.15          53.29          52.63          58.87          54.51
                Equity/assets (period
                   end).................            9.21           9.44           9.61           9.53           9.53
                Average earning assets..    $ 24,503,198   $ 25,430,950   $ 25,557,947   $ 25,574,395   $ 25,169,760
                Interest income-- FTE...         516,601        541,241        542,940        547,062      2,147,844
                Yield on average
                   earning
                   assets-- FTE.........            8.55%          8.57%          8.43%          8.49%          8.53%
                Average interest-
                   bearing
                   liabilities..........    $ 20,579,398   $ 21,216,898   $ 21,235,693   $ 21,100,185   $ 21,052,958
                Total interest expense..         238,322        250,016        254,809        254,516        997,663
                Rate on average
                   interest-bearing
                   liabilities..........            4.70%          4.77%          4.76%          4.79%          4.74%
                Net interest
                   income-- FTE.........    $    278,279   $    291,225   $    288,131   $    292,546   $  1,150,181
                Net interest
                   margin-- FTE.........            4.61%          4.59%          4.47%          4.54%          4.57%

                                                                      1996 QUARTERS ENDED(1)
                                            ------------------------------------------------------------------------
                                               MARCH 31       JUNE 30     SEPTEMBER 30    DECEMBER 31      TOTAL
                                            ------------   ------------   ------------   ------------   ------------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
              Net interest income.......    $    253,560   $    261,856   $    260,385   $    268,141   $  1,043,942
              Provision for losses
                on loans................         (18,651)       (19,771)       (21,744)       (24,032)       (84,198)
              Investment securities
                gains (losses)..........             735            (20)          (158)         4,385          4,942
              Noninterest income........          89,937         96,952         98,296         98,639        383,824
              Noninterest expense.......        (208,429)      (211,690)      (249,103)      (273,511)      (942,733)
                                            ------------   ------------   ------------   ------------   ------------
              Earnings before income
                taxes...................         117,152        127,327         87,676         73,622        405,777
              Applicable income taxes...          38,904         44,374         30,925         25,446        139,649
                                            ------------   ------------   ------------   ------------   ------------
              Net earnings..............    $     78,248   $     82,953   $     56,751   $     48,176   $    266,128
                                            ============   ============   ============   ============   ============
              PER COMMON SHARE DATA
                Net earnings
                   Basic................    $        .67   $        .70   $        .47   $        .40   $       2.24
                   Diluted..............             .64            .68            .46            .39           2.17
                Dividends...............             .27            .27            .27            .27           1.08
              UPC COMMON STOCK
                DATA(2)
                High trading price......    $      31.75   $      31.25   $      36.25   $      41.38   $      41.38
                Low trading price.......           29.00          29.63          28.63          34.63          28.63
                Closing price...........           30.25          30.38          35.50          39.00          39.00
                Trading volume (in
                   thousands)(3)........           5,862          5,221          9,506          7,795         28,383
              KEY FINANCIAL DATA
                Return on average
                  assets................            1.24%          1.31%           .88%           .73%          1.02%
                Return on average
                  common equity.........           14.76          15.51          10.21           8.32          12.32
                Expense ratio(4)........            1.77           1.67           1.63           1.71           1.69
                Efficiency ratio(5).....           57.51          55.73          56.35          56.08          56.40
                Equity/assets (period
                  end)..................            8.72           8.69           8.70           8.99           8.99
                Average earning assets..    $ 23,482,156   $ 23,934,995   $ 24,323,982   $ 24,481,767   $ 24,059,777
                Interest income-- FTE...         493,374        504,173        509,290        517,881      2,024,718
                Yield on average
                  earning assets-- FTE..            8.45%          8.47%          8.33%          8.42%          8.42%
                Average interest-
                  bearing
                  liabilities...........    $ 19,661,199   $ 20,151,605   $ 20,548,890   $ 20,529,747   $ 20,230,627
                Total interest expense..         233,111        235,416        242,078        243,298        953,903
                Rate on average
                  interest-bearing
                  liabilities...........            4.77%          4.70%          4.69%          4.71%          4.72%
                Net interest
                   income-- FTE.........    $    260,263   $    268,757   $    267,212   $    274,583   $  1,070,815
                Net interest
                   margin-- FTE.........            4.46%          4.52%          4.37%          4.46%          4.45%

----------

FTE -- Fully taxable-equivalent basis

(1) Quarterly amounts for 1996 and 1997 have been restated for the fourth quarter 1997 acquisitions of Magna and Capital-Miami and the 1998 acquisitions of Magna Group, Peoples First, AMBANC, and Merchants which were accounted for using the pooling of interests method of accounting. Certain quarterly amounts for acquired entities have been restated from originally reported amounts due to certain adjustments to conform to the Corporation's policies.
(2) Union Planters Corporation's common stock is listed on the New York Stock Exchange (NYSE) and is traded under the symbol UPC. All share prices represent closing prices as reported by the NYSE. There were approximately 20,000 holders of the Corporation's common stock as of December 31, 1997 (approximately 36,000 as of September 30, 1998).
(3) Trading volume represents total volume for the period shown as reported by NYSE.
(4) The expense ratio equals noninterest expense minus noninterest income (excluding significant nonrecurring revenues and expenses, investment securities gains and losses, and goodwill and other intangibles amortization) divided by average assets.
(5) The efficiency ratio is calculated excluding the same items as in the expense ratio calculation, dividing noninterest expense by net interest income (FTE) plus noninterest income.

           TABLE 15. UNION PLANTERS CORPORATION'S BANKING SUBSIDIARIES

                                                                                              DECEMBER 31, 1997(1)
                                                                                   ---------------------------------------------
                                                                                   ASSETS      LOANS      DEPOSITS      EQUITY
                                                                                   ------     -------     --------     ---------
                                                                                              (DOLLARS IN MILLIONS)
       TENNESSEE
       Union Planters Bank, N.A
         Memphis Bank .......................................................      $5,407      $3,605      $2,840      $  509.9
         Nashville Bank .....................................................       1,059         591         961          78.6
         Humboldt Bank ......................................................         441         291         390          37.5
         Knoxville Bank .....................................................         434         306         349          36.5
         Jackson Bank .......................................................         326         195         297          22.1
         Cookeville Bank ....................................................         247         158         227          17.8
         Shelbyville Bank ...................................................         201         126         171          17.3
         Harriman Bank ......................................................         188         122         171          13.2
         Crossville Bank ....................................................         183          88         163          12.9
         Goodlettsville Bank ................................................         180         125         167          11.1
         Chattanooga Bank ...................................................         130          71         115          13.1
         Lexington Bank .....................................................         112          74         103           7.1
         Brownsville Bank ...................................................          92          50          74           5.2
         Somerville Bank ....................................................          89          55          81           6.4
         Woodbury Bank ......................................................          80          61          70           6.6
         Hohenwald Bank .....................................................          58          34          50           4.5
         Erin Bank ..........................................................          52          31          46           5.1
       Union Planters Bank of the Lakeway Area (Morristown) .................         212         151         181          15.4
       Union Planters Bank of Northwest Tennessee FSB (Paris) ...............         173         124         154          11.3
       Selmer Bank & Trust Company ..........................................          95          49          86           8.0
                                                                                   ------      ------      ------      --------
                Total Tennessee .............................................      $9,759      $6,307      $6,696      $  839.6
                                                                                   ======      ======      ======      ========
       MISSOURI
       Magna Bank, N.A ......................................................      $7,041      $4,484      $5,447      $  611.7
       Union Planters Bank, N.A
         Cape Girardeau Bank ................................................         670         528         598          44.8
         St. Louis Bank .....................................................         197         132         175          19.4
         Springfield Bank ...................................................         189         138         169          18.7
         Columbia Bank ......................................................         100          86          80           6.2
                                                                                   ------      ------      ------      --------
                Total Missouri ..............................................      $8,197      $5,368      $6,469      $  700.8
                                                                                   ======      ======      ======      ========
       MISSISSIPPI
       Union Planters Bank, N.A
         Hattiesburg Bank ...................................................      $1,316      $1,020      $1,001      $  135.8
         Jackson Bank .......................................................         757         510         664          57.1
         Clarksdale Bank ....................................................         597         319         539          43.0
         Grenada Bank .......................................................         509         363         461          44.3
         New Albany Bank ....................................................         296         195         266          18.8
                                                                                   ------      ------      ------      --------
                Total Mississippi ...........................................      $3,475      $2,407      $2,931      $  299.0
                                                                                   ======      ======      ======      ========
       FLORIDA
       Union Planters Bank of Florida (Miami) ...............................      $2,156      $1,618      $1,290      $  145.0
                                                                                   ======      ======      ======      ========
       KENTUCKY
       Peoples First Bank, N.A ..............................................      $1,329      $  985      $1,031      $  129.6
       Union Planters Bank, N.A
         Franklin Bank ......................................................         115          88         105           7.3
                                                                                   ------      ------      ------      --------
                Total Kentucky ..............................................      $1,444      $1,073      $1,136      $  136.9
                                                                                   ======      ======      ======      ========
       ARKANSAS
       Union Planters Bank, N.A
         Jonesboro Bank .....................................................      $  713      $  456      $  521      $   57.5
         Clinton Bank .......................................................          93          64          82           6.5
                                                                                   ------      ------      ------      --------
                Total Arkansas ..............................................      $  806      $  520      $  603      $   64.0
                                                                                   ======      ======      ======      ========
       LOUISIANA
       Union Planters Bank, N.A
         Baton Rouge Bank ...................................................      $  698      $  509      $  605      $   50.9
                                                                                   ======      ======      ======      ========
       TEXAS
       Merchants State Bank .................................................      $  546      $  342      $  486      $   53.9
                                                                                   ======      ======      ======      ========
       INDIANA
       AmBank Indiana, N.A ..................................................      $  480      $  344      $  425      $   44.8
                                                                                   ======      ======      ======      ========
       ALABAMA
       Union Planters Bank, N.A
         Decatur Bank .......................................................      $  449      $  335      $  417      $   27.5
                                                                                   ======      ======      ======      ========
       ILLINOIS
        AmBank Illinois, N.A ................................................      $  278      $  196      $  240      $   31.2
                                                                                   ======      ======      ======      ========

-------------------

(1) State totals do not add to consolidated amounts due to eliminations. Intercompany loans have been excluded from the individual bank totals.

                           UNION PLANTERS CORPORATION
                          BANKS AND COMMUNITIES SERVED

                                                                       OFFICES
                                                                       -------
       TENNESSEE
        UNION PLANTERS BANK, N.A
         MEMPHIS BANK
           Bartlett, Collierville, Cordova, Germantown, and
           Memphis ................................................      40
         NASHVILLE BANK
           Antioch, Brentwood, Columbia, Dickson, Donelson,
           Eagleville, Franklin, Gallatin, Goodlettsville,
           Hendersonville, Lebanon, Madison, Mt. Juliet,
           Murfreesboro, Nashville, and Smyrna ....................      25
         HUMBOLDT BANK
           Dyersburg, Elbridge, Gibson, Humboldt, Martin,
           Newbern, Obion, Ridgely, Ripley, Rutherford,
           Tiptonville, Trenton, Union City, and Yorkville ........      29
         KNOXVILLE BANK
           Alcoa, Clinton, Greenback, Jefferson City,
           Knoxville, Maryville, Morristown, Sevierville
           and Oak Ridge ..........................................      17
         JACKSON BANK
           Jackson, Henderson and Milan ...........................      10
         COOKEVILLE BANK
           Alexandria, Algood, Baxter, Byrdstown, Celina,
           Cookeville, Dowelltown, Monterey, and Smithville .......       8
         SHELBYVILLE BANK
           Fayetteville, Monteagle, Shelbyville, and Tracy
           City ...................................................       7
         HARRIMAN BANK
           Harriman, Kingston, Oliver Springs, Rockwood,
           Sunbright, and Wartburg ................................       6
         CROSSVILLE BANK
           Crossville and Fairfield Glade .........................       6
         GOODLETTSVILLE BANK
           Goodlettsville, Springfield, and White House ...........       4
         CHATTANOOGA BANK
           Chattanooga, Cleveland, and East Ridge .................       8
         LEXINGTON BANK
           Lexington ..............................................       3
         BROWNSVILLE BANK
           Brownsville and Stanton ................................       4
         SOMERVILLE BANK
           Bolivar, Somerville, and Whiteville ....................       3
         WOODBURY BANK
           Auburntown and Woodbury ................................       3
         HOHENWALD BANK ...........................................       3
         ERIN BANK
           Cumberland City and Erin ...............................       2
        UNION PLANTERS BANK OF THE LAKEWAY AREA
           Jefferson City, Morristown, Newport, and
           Talbott ................................................       7
        UNION PLANTERS BANK OF NORTHWEST TENNESSEE FSB
           Camden, Huntingdon, McKenzie, Paris, and
           Waverly ................................................       6
        SELMER BANK AND TRUST COMPANY
           Bethel Springs, Ramer, and Selmer ......................       4
        PEOPLES FIRST BANK, N.A
          Clarksville .............................................       3

       ILLINOIS
        MAGNA BANK, N.A.
          Alton, Ashley, Belleville, Bloomington, Cahokia,
          Carbondale, Centralia, Collinsville, Columbia,
          Creve Coeur, Decatur, Dupo, East Peoria, East St. Louis,
          Fairview Heights, Freeburg, Glen Carbon, Godfrey,
          Goreville, Granite City, Highland, Hoyleton,
          Lebanon, Lincoln, Madison, Marissa, Mascoutah, Morton,
          Murphysboro, Nashville, New Holland, Normal,
          O'Fallon, Peoria, East Alton, Salem, St. Clair,
          Scott Air Force Base, Sesser, Smithton, Sparta,
          Springfield, Swansea, Troy, Wood River ........................  71
        AMBANK ILLINOIS, N.A.
          Casey, Flat Rock, Martinsville, Mt. Carmel,
          Palestine, Robinson, West Union, and
          Westfield .....................................................   9
       MISSISSIPPI
       UNION PLANTERS BANK, N.A.
        HATTIESBERG BANK
          Bassfield, Bay St. Louis, Biloxi, Collins,
          Ellisville, Gulfport, Hattiesburg, Laurel, Moss
          Point, Mount Olive, Ocean Springs, Pascagoula,
          Petal, and Prentiss ...........................................  38
       UNION PLANTERS BANK, N.A.
         JACKSON BANK
           Brandon, Byram, Canton, Clinton, Collinsville,
           Crystal Springs, Decatur, Flowood, Forest,
           Hazlehurst, Jackson, Madison, Meridian, Newton,
           Pearl, Philadelphia, Ridgeland, Terry, Union, and
           Vicksburg ....................................................  38
         CLARKSDALE BANK
           Batesville, Charleston, Clarksdale, Cleveland,
           Drew, Friars Point, Greenville, Greenwood, Itta
           Bena, Lambert, Leland, Lula, Moorhead, Pope,
           Shaw, Sledge, and Sumner .....................................  29
         GRENADA BANK
           Ackerman, Calhoun City, Columbus, Derma, Eupora,
           Grenada, Houston, Kosciusko, Louisville, Water
           Valley, West Point, and Winona ...............................  21
         NEW ALBANY BANK
           Ashland, Baldwyn, New Albany, Oxford, Ripley, and
           Tupelo .......................................................  12
         MEMPHIS BANK
           Olive Branch and Southaven ...................................   4
       MISSOURI
        MAGNA BANK, N.A.
          Arnold, Ballwin, Bridgeton, Chesterfield,
          Florissant, Maryland Heights St. Charles, St.
          Louis, St. Peters, O'Fallen, St. Ann, and Town &
          Country .......................................................  39
       UNION PLANTERS BANK, N.A.
         CAPE GIRARDEAU BANK
           Advance, Benton, Cape Girardeau, Charleston,
           Dexter, East Prairie, Jackson, Marble Hill,
           Matthews, New Madrid, Oran, Perryville, Poplar
           Bluff, Ste. Genevieve, Scott City, and Sikeston ..............  24
         ST. LOUIS BANK
           Affton, Clayton, Rock Hill, and St. Louis ....................   6
         SPRINGFIELD BANK
           Aurora, Bolivar, Branson, El Dorado, Mt. Vernon,
           Ozark, Republic, Spring, and Springfield .....................  17
         COLUMBIA BANK
           Ashland and Columbia .........................................   4
       FLORIDA
       UNION PLANTERS BANK OF FLORIDA
           Boca Raton, Coral Gables, Coral Springs,
           Deerfield Beach, Delray Beach, Ft. Lauderdale,
           Hialeah, Miami, North Bay Village, North Miami
           Beach, South Miami Beach, Plantation, and West
           Palm Beach ...................................................  28

       KENTUCKY
        PEOPLES FIRST BANK, N.A.
          Beaver Dam, Benton, Calvert City, Central City,
          Greenville, Hartford, LaCenter, Livermore,
          Mayfield, Morgantown, Murray, Paducah, Salem,
          Smithland and Symsonia .....................................    25
       UNION PLANTERS BANK, N.A.
         FRANKLIN BANK
           Adairville and Franklin ...................................     4
       IOWA
       MAGNA BANK, N.A.
          Arlington, Aurora, Cedar Falls, Cedar Rapids,
          Conalville, Decorah,  Des Moines, Dysart,
          Gilbertville, Indianola, Iowa City,  Lacona,
          Martensdale, Milo, Monticello, Oelwein, Traer,
          Urbandale, Vinton, Waterloo, and West Des Moines ...........    29
       ARKANSAS
       UNION PLANTERS BANK, N.A.
         JONESBORO BANK
           Bono, Brookland, Cherokee Village, Hardy,
           Jonesboro, Mammoth Spring, Marmaduke, Newport,
           Paragould, Rector, Sidney, and Weiner .....................    22
       CLINTON BANK
           Bee Branch, Clinton, Fairfield Bay, Leslie,
           Marshall, and Mountain View ...............................     6
         MEMPHIS BANK
           Cotton Plant, Crawfordsville, Earle, Forrest
           City, Joiner, Luxora, Marion, Osceola, and West
           Memphis ...................................................    14
       LOUISIANA
       UNION PLANTERS BANK, N.A.
         BATON ROUGE BANK
           Baton Rouge, Covington, Galliano, Larose,
           Mandeville, and Thibodaux .................................    22
       TEXAS
          MERCHANTS STATE BANK, INC.
          Dickinson, Houston, Humble, La Marque, League
          City, Pasadena, Pearland, South Houston, and
          Texas City .................................................    14
       INDIANA
        AMBANK INDIANA, N.A.
          Bicknell, Evansville, Linton, Monroe City,
          Patoka, Princeton, Sandborn, and Vincennes .................    16
       ALABAMA
       UNION PLANTERS BANK, N.A.
         DECATUR BANK
           Athens, Decatur, Florence, Hartselle, Huntsville,
          Madison, Moulton, Muscle Shoals, Owens Cross
          Roads, Sheffield, and Tuscumbia ............................    17
         HATTIESBURG BANK
           Chickasaw, Daphane, Foley, Mobile, and
           Saraland ..................................................    13
                                                                         ---

       TOTAL BRANCH OFFICES ..........................................   720
                                                                         ===

                        1997 AUDITED FINANCIAL STATEMENTS

                              REPORT OF MANAGEMENT

         The accompanying financial statements and related financial information were prepared by the management of Union Planters Corporation in accordance with generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgment. Management is responsible for the integrity, objectivity, consistency, and fair presentation of the financial statements and all financial information contained in this annual report.

         Management maintains and depends upon internal accounting systems and related internal controls. Internal controls are designed to ensure that transactions are properly authorized and recorded in the Corporation's financial records and to safeguard the Corporation's assets from material loss or misuse. The Corporation utilizes internal monitoring mechanisms and an extensive external audit to monitor compliance with, and assess the effectiveness of the internal controls. Management believes the Corporation's internal controls provide reasonable assurance that the Corporation's assets are safeguarded and that its financial records are reliable.

         The Audit Committee of the Board of Directors meets periodically with representatives of the Corporation's independent accountants, the corporate audit manager, and management to review accounting policies, control procedures, and audit and regulatory examination reports. The independent accountants and corporate audit manager have free access to the Committee, with and without the presence of management, to discuss the results of their audit work and their evaluation of the internal controls and the quality of financial reporting.

         The financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants, who were engaged to express an opinion as to the fairness of presentation of such financial statements.



/s/ Benjamin W. Rawlins, Jr.        /s/ Jack W. Parker
Benjamin W. Rawlins, Jr.            Jack W. Parker
Chairman and                        Executive Vice President and
Chief Executive Officer             Chief Financial Officer

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Union Planters Corporation

         In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Union Planters Corporation (the Corporation) and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
Memphis, Tennessee
October 15, 1998

                   UNION PLANTERS CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET


                                                                                                      DECEMBER 31,
                                                                                            -------------------------------
                                                                                                1997               1996
                                                                                            ------------       ------------
                                                                                                 (DOLLARS IN THOUSANDS)
                  ASSETS
                    Cash and due from banks ..........................................      $  1,182,968       $  1,067,901
                    Interest-bearing deposits at financial institutions ..............            36,147             24,872
                    Federal funds sold and securities purchased under
                       agreements to resell ..........................................           172,657            250,842
                    Trading account assets ...........................................           187,419            260,266
                    Loans held for resale ............................................           175,699            113,604
                    Available for sale investment securities (amortized cost:
                       $5,761,070 and $5,626,405, respectively) ......................         5,840,704          5,667,251
                    Loans ............................................................        19,162,214         17,867,432
                       Less: Unearned income .........................................           (35,506)           (48,344)
                             Allowance for losses on loans ...........................          (310,385)          (257,638)
                                                                                            ------------       ------------
                             Net loans ...............................................        18,816,323         17,561,450
                    Premises and equipment, net ......................................           497,267            461,508
                    Accrued interest receivable ......................................           272,874            292,492
                    FHA/VA claims receivable .........................................           134,112             80,560
                    Mortgage servicing rights ........................................            62,726             67,490
                    Goodwill and other intangibles ...................................           188,363            106,462
                    Other assets .....................................................           426,193            472,538
                                                                                            ------------       ------------
                            TOTAL ASSETS .............................................      $ 27,993,452       $ 26,427,236
                                                                                            ============       ============

                  LIABILITIES AND SHAREHOLDERS' EQUITY
                    Deposits
                       Noninterest-bearing ...........................................      $  3,336,274       $  3,074,922
                       Certificates of deposit of $100,000 and over ..................         2,386,533          1,996,378
                       Other interest-bearing ........................................        15,480,340         14,828,472
                                                                                            ------------       ------------
                            Total deposits ...........................................        21,203,147         19,899,772
                    Short-term borrowings ............................................         1,784,347          1,467,437
                    Short-and medium-term bank notes .................................           135,000            400,000
                    Federal Home Loan Bank advances ..................................           830,252          1,051,146
                    Other long-term debt .............................................           735,945            613,746
                    Accrued interest, expenses, and taxes ............................           232,490            237,749
                    Other liabilities ................................................           403,550            380,618
                                                                                            ------------       ------------
                            TOTAL LIABILITIES ........................................        25,324,731         24,050,468
                                                                                            ------------       ------------
                    Commitments and contingent liabilities (Notes 14, 17, 19) ........                --                 --
                    Shareholders' equity
                       Convertible preferred stock (Note 10) .........................            54,709             83,809
                       Common stock, $5 par value; 300,000,000 shares authorized;
                        124,887,630 issued and outstanding (115,398,637 in 1996) .....           624,438            576,993
                       Additional paid-in capital ....................................           545,520            383,216
                       Retained earnings .............................................         1,409,088          1,318,047
                       Unearned compensation .........................................           (14,364)           (10,499)
                       Unrealized gain on available for sale securities, net .........            49,330             25,202
                                                                                            ------------       ------------
                            TOTAL SHAREHOLDERS' EQUITY ...............................         2,668,721          2,376,768
                                                                                            ------------       ------------
                            TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ...............      $ 27,993,452       $ 26,427,236
                                                                                            ============       ============


The accompanying notes are an integral part of these consolidated financial statements.

                   UNION PLANTERS CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF EARNINGS


                                                                                          YEARS ENDED DECEMBER 31,
                                                                              ------------------------------------------------
                                                                                  1997              1996              1995
                                                                              ------------      ------------      ------------
                                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                  INTEREST INCOME
                    Interest and fees on loans .........................      $  1,710,267      $  1,535,299      $  1,388,227
                    Interest on investment securities
                       Taxable .........................................           320,506           372,233           304,771
                       Tax-exempt ......................................            47,910            45,560            47,200
                    Interest on deposits at financial institutions .....             3,012             2,154             6,395
                    Interest on federal funds sold and securities
                       purchased under agreements to resell ............            15,104            21,420            24,305
                    Interest on trading account assets .................            14,956            13,895            14,191
                    Interest on loans held for resale ..................             8,057             7,284             5,209
                                                                              ------------      ------------      ------------
                            Total interest income ......................         2,119,812         1,997,845         1,790,298
                                                                              ------------      ------------      ------------
                  INTEREST EXPENSE
                    Interest on deposits ...............................           790,442           755,679           695,223
                    Interest on short-term borrowings ..................            87,737            99,843            70,102
                    Interest on long-term debt .........................           119,484            98,381            80,279
                                                                              ------------      ------------      ------------
                            Total interest expense .....................           997,663           953,903           845,604
                                                                              ------------      ------------      ------------
                            NET INTEREST INCOME ........................         1,122,149         1,043,942           944,694
                  PROVISION FOR LOSSES ON LOANS ........................           150,606            84,198            47,393
                                                                              ------------      ------------      ------------
                            NET INTEREST INCOME AFTER PROVISION FOR
                              LOSSES ON LOANS ..........................           971,543           959,744           897,301
                  NONINTEREST INCOME
                    Service charges on deposit accounts ................           144,545           141,119           134,242
                    Mortgage servicing income ..........................            58,593            64,395            56,873
                    Bank card income ...................................            39,497            31,866            27,234
                    Factoring commissions ..............................            30,140            26,066            19,519
                    Trust service income ...............................            23,888            21,493            18,784
                    Profits and commissions from trading activities ....             7,323             5,768            12,364
                    Investment securities gains ........................             4,781             4,942             2,008
                    Other income .......................................           145,275            93,117            86,301
                                                                              ------------      ------------      ------------
                            Total noninterest income ...................           454,042           388,766           357,325
                                                                              ------------      ------------      ------------
                  NONINTEREST EXPENSE
                    Salaries and employee benefits .....................           412,662           388,972           371,136
                    Net occupancy expense ..............................            69,888            70,142            66,224
                    Equipment expense ..................................            59,489            58,113            55,044
                    Other expense ......................................           408,947           425,506           326,540
                                                                              ------------      ------------      ------------
                            Total noninterest expense ..................           950,986           942,733           818,944
                                                                              ------------      ------------      ------------
                            EARNINGS BEFORE INCOME TAXES ...............           474,599           405,777           435,682
                  Applicable income taxes ..............................           162,302           139,649           145,485
                                                                              ------------      ------------      ------------
                            NET EARNINGS ...............................      $    312,297      $    266,128      $    290,197
                                                                              ============      ============      ============
                            NET EARNINGS APPLICABLE TO COMMON
                              SHARES ...................................      $    307,355      $    259,181      $    281,582
                                                                              ============      ============      ============
                  EARNINGS PER COMMON SHARE (NOTE 16)
                    Basic ..............................................      $       2.50      $       2.24      $       2.55
                    Diluted ............................................              2.43              2.17              2.46
                  AVERAGE SHARES OUTSTANDING
                    Basic ..............................................       122,811,723       115,793,830       110,255,311
                    Diluted ............................................       129,397,350       123,792,575       117,673,018


The accompanying notes are an integral part of these consolidated financial statements.

                   UNION PLANTERS CORPORATION AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                                                            UNREALIZED
                                                                                                            GAIN (LOSS)
                                                                                                               ON
                                                                       ADDITIONAL                           AVAILABLE
                                                 PREFERRED   COMMON     PAID-IN    RETAINED     UNEARNED     FOR SALE
                                                   STOCK      STOCK     CAPITAL    EARNINGS   COMPENSATION  SECURITIES     TOTAL
                                                 ---------  ---------  ---------- ----------- ------------  ----------- -----------
                                                                             (DOLLARS IN THOUSANDS)
BALANCE, JANUARY 1, 1995 ....................    $ 101,098  $ 532,569  $ 234,692  $   986,705   $ (7,614)    $ (79,441) $ 1,768,009
  Net earnings ..............................           --         --         --      290,197         --            --      290,197
  Cash dividends
    Common stock, $.98 per share ............           --         --         --      (39,925)        --            --      (39,925)
    Preferred stock .........................           --         --         --       (7,251)        --            --       (7,251)
    Pooled institutions prior to pooling ....           --         --         --      (44,305)        --            --      (44,305)
  Common stock issued under employee benefit
    plans and dividend reinvestment plan, net
    of stock exchanged ......................           --      4,480     12,969         (516)     1,528            --       18,461
  Issuance of stock for acquisitions (Note 2)        9,712      1,740      5,551        3,585         --          (436)      20,152
  Other stock transactions of pooled
    institutions prior to pooling ...........           --     11,302     41,633      (18,368)        --            --       34,567
  Conversion of preferred stock .............       (5,200)     1,268      3,932           --         --            --           --
  Redemption of preferred stock of acquired
    Entity ..................................      (13,800)        --         --           --         --            --      (13,800)
  Change in unrealized gain (loss) on
    available for sale securities, net of
    taxes ...................................           --         --         --           --         --       121,516      121,516
                                                 ---------  ---------  ---------  -----------   --------     ---------  -----------
BALANCE, DECEMBER 31, 1995 ..................       91,810    551,359    298,777    1,170,122     (6,086)       41,639    2,147,621
  Net earnings ..............................           --         --         --      266,128         --            --      266,128
  Cash dividends
    Common stock, $1.08 per share ...........           --         --         --      (54,333)        --            --      (54,333)
    Preferred stock .........................           --         --         --       (6,944)        --            --       (6,944)
    Pooled institutions prior to pooling ....           --         --         --      (50,408)        --            --      (50,408)
  Common stock issued under employee benefit
    plans and dividend reinvestment plan, net
    of stock exchanged ......................           --      6,228     32,807       (6,539)    (4,413)           --       28,083
  Issuance of stock for acquisitions (Note 2)           --     13,626     16,882       22,888         --           419       53,815
  Other stock transactions of pooled
    institutions prior to pooling ...........           --      3,181     24,832      (22,867)        --            --        5,146
  Conversion of preferred stock .............       (8,001)     2,599      5,402           --         --            --           --
  Gain from issuance of subsidiary's common
    Stock, net of tax .......................           --         --      4,516           --         --            --        4,516
  Change in net unrealized gain on available
    for sale securities, net of taxes .......           --         --         --           --         --       (16,856)     (16,856)
                                                 ---------  ---------  ---------  -----------   --------     ---------  -----------
BALANCE, DECEMBER 31, 1996 ..................       83,809    576,993    383,216    1,318,047    (10,499)       25,202    2,376,768
  Net earnings ..............................           --         --         --      312,297         --            --      312,297
  Cash dividends
    Common stock, $1.495 per share ..........           --         --         --     (108,003)        --            --     (108,003)
    Preferred stock .........................           --         --         --       (4,939)        --            --       (4,939)
    Pooled institutions prior to pooling ....           --         --         --      (46,937)        --            --      (46,937)
  Common stock issued under employee benefit
    plans and dividend reinvestment plan, net
    of stock exchanged ......................           --      6,402     32,531       (5,595)    (3,865)           --       29,473
  Issuance of stock for acquisitions (Note 2)           --      5,704     (2,289)      22,897         --           424       26,736
  Other stock transactions of pooled
    institutions prior to pooling ...........           --     31,426    118,341      (47,993)        --            --      101,774
  Conversion of preferred stock .............      (29,100)     7,275     21,822           --         --            --           (3)
  Common stock repurchased ..................           --     (3,362)    (8,101)     (30,686)        --            --      (42,149)
  Change in net unrealized gain on available
    for sale securities, net of taxes .......           --         --         --           --         --        23,704       23,704
                                                 ---------  ---------  ---------  -----------   --------     ---------  -----------
BALANCE, DECEMBER 31, 1997 ..................    $  54,709  $ 624,438  $ 545,520  $ 1,409,088   $(14,364)    $  49,330  $ 2,668,721
                                                 =========  =========  =========  ===========   ========     =========  ===========


The accompanying notes are an integral part of these consolidated financial statements.

                   UNION PLANTERS CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                             YEARS ENDED DECEMBER 31,
                                                                                    -------------------------------------------
                                                                                        1997            1996            1995
                                                                                    -----------     -----------     -----------
                                                                                              (DOLLARS IN THOUSANDS)
              OPERATING ACTIVITIES
                Net earnings ...................................................    $   312,297     $   266,128     $   290,197
                Reconciliation of net earnings to net cash provided by operating activities:
                  Provision for losses on loans, other real estate, and FHA/VA
                    foreclosure claims .........................................        162,078         110,383          51,934
                  Depreciation and amortization of premises and equipment ......         53,396          52,866          48,883
                  Amortization and write-offs of intangibles ...................         41,276          55,412          36,314
                  Provisions for merger-related expenses .......................         30,635          36,095          10,182
                  Provisions for charter consolidation and other expenses ......         14,196              --              --
                  Net accretion of investment securities .......................         (3,731)         (7,792)         (1,177)
                  Net realized gains on sales of investment securities .........         (4,781)         (4,942)         (2,008)
                  Deferred income tax benefit ..................................         (2,874)        (34,757)         (1,593)
                  Decrease (increase) in assets
                    Trading account assets and loans held for resale ...........         11,472        (165,818)        (57,857)
                    Other assets ...............................................         16,912        (112,437)         (5,730)
                  (Decrease) increase in accrued interest, expenses, taxes, and
                    other liabilities ..........................................        (39,541)         54,609          69,463
                  Other, net ...................................................         (4,214)         (8,306)           (856)
                                                                                    -----------     -----------     -----------
                    Net cash provided by operating activities ..................        587,121         241,441         437,752
                                                                                    -----------     -----------     -----------
              INVESTING ACTIVITIES
                Net (increase) decrease in short-term investments ..............         (2,902)         32,950          (9,963)
                Proceeds from sales of available for sale securities ...........      1,288,320       1,049,215         774,245
                Proceeds from maturities, calls, and prepayments of available
                  for sale securities ..........................................      2,382,627       2,663,861       1,000,988
                Purchases of available for sale securities .....................     (3,598,641)     (2,914,586)     (1,378,882)
                Proceeds from maturities, calls, and prepayments of held to
                  maturity securities ..........................................         53,697         193,133         356,613
                Purchases of held to maturity securities .......................        (10,998)       (151,328)       (172,854)
                Net increase in loans ..........................................       (400,696)     (1,797,700)     (1,638,117)
                Net cash received from acquired institutions ...................         26,030          54,764          40,489
                Purchases of premises and equipment, net .......................        (67,985)        (49,909)        (55,023)
                Other, net .....................................................        (20,766)         11,721           9,325
                                                                                    -----------     -----------     -----------
                  Net cash used by investing activities ........................       (351,314)       (907,879)     (1,073,179)
                                                                                    -----------     -----------     -----------
              FINANCING ACTIVITIES
                Net increase (decrease) in deposits ............................        152,487            (636)        621,437
                Net (decrease) increase in short-term borrowings ...............        (78,406)         12,371          30,824
                Proceeds from long-term debt, net ..............................        466,723         852,537         681,700
                Repayment of long-term debt ....................................       (546,126)       (307,575)       (249,148)
                Redemption of preferred stock ..................................             --              --         (13,800)
                Proceeds from issuance of common stock .........................         33,944          20,996          24,155
                Proceeds from public offering by an acquired institution of its
                  subsidiary's common stock ....................................             --          17,633              --
                Proceeds from sale of treasury stock by an acquired institution
                  prior to acquisition .........................................             20             159           2,151
                Purchase and retirement of common stock ........................        (35,946)         (1,882)           (174)
                Purchases of common stock, including stock transactions of
                  acquired entities prior to acquisition .......................         (7,140)         (4,000)         (3,176)
                Cash dividends paid ............................................       (158,929)       (110,688)        (90,654)
                Other, net .....................................................        (25,552)        (11,953)          6,287
                                                                                    -----------     -----------     -----------
                  Net cash (used) provided by financing activities .............       (198,925)        466,962       1,009,602
                                                                                    -----------     -----------     -----------
              Net increase (decrease) in cash and cash equivalents .............         36,882        (199,476)        374,175
              Cash and cash equivalents at the beginning of the period .........      1,318,743       1,518,219       1,144,044
                                                                                    -----------     -----------     -----------
              Cash and cash equivalents at the end of the period ...............    $ 1,355,625     $ 1,318,743     $ 1,518,219
                                                                                    ===========     ===========     ===========
              SUPPLEMENTAL DISCLOSURES
                Cash paid for
                  Interest .....................................................    $ 1,009,786     $   998,723     $   840,410
                  Taxes ........................................................        181,330         185,433         128,109
                Unrealized gain on available for sale securities ...............         79,634          40,846          69,093


NONCASH ACTIVITIES. See Notes 1, 2 and 10, respectively, regarding other real estate transfers, acquisitions, and conversions of preferred stock.

The accompanying notes are an integral part of these consolidated financial statements.

                   UNION PLANTERS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

         Union Planters Corporation (the Corporation) is a multi-state bank holding company headquartered in Memphis, Tennessee. These financial statements reflect on a retroactive basis the acquisitions of Magna Group, Peoples First, AMBANC and Merchants which were acquired in 1998 and accounted for as poolings of interests. The Corporation, after retroactively reflecting the four 1998 acquisitions, operates nine banking subsidiaries with branches in Tennessee, Mississippi, Florida, Missouri, Arkansas, Louisiana, Alabama, Kentucky, Texas, Illinois, Iowa, and Indiana and has 720 banking offices and 867 ATMs. At December 31, 1997, the Corporation had consolidated total assets of $28 billion, making it one of the 50 largest bank holding companies based in the United States and the largest headquartered in Tennessee. Through its subsidiaries, the Corporation provides a diversified range of financial services in the communities in which it operates including consumer, commercial, and corporate lending; retail banking; and other ancillary financial services traditionally furnished by full-service financial institutions. Additional services offered include factoring operations; mortgage origination and servicing; investment management and trust services; the issuance of credit and debit cards; the origination, packaging, and securitization of loans, primarily the government-guaranteed portion of Small Business Administration (SBA) loans; the purchase and collection of delinquent FHA/VA government-insured/guaranteed loans from third parties and from GNMA pools serviced for others; full-service and discount brokerage; and the sale of annuities and bank-eligible insurance products.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         USE OF ESTIMATES. The accounting and reporting policies of the Corporation and its subsidiaries conform with generally accepted accounting principles and general practices within the financial services industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant estimate relates to the adequacy of the allowance for losses on loans. Actual results could differ from those estimates. The following is a summary of the more significant accounting policies of the Corporation.

         BASIS OF PRESENTATION. The consolidated financial statements include the accounts of the Corporation and its subsidiaries after elimination of significant intercompany accounts and transactions. Prior period consolidated financial statements have been restated to include the accounts of significant acquisitions accounted for using the pooling of interests method of accounting. Other acquisitions accounted for as poolings of interests are included from their dates of acquisition. Business combinations accounted for as purchases are included in the consolidated financial statements from their respective dates of acquisition. Assets and liabilities of financial institutions accounted for as purchases are adjusted to their fair values as of their dates of acquisition. Certain 1995 and 1996 amounts have been reclassified to conform with the 1997 financial reporting presentation.

         STATEMENT OF CASH FLOWS. Cash and cash equivalents include cash and due from banks and federal funds sold. Federal funds sold in the amounts of $173 million, $251 million, and $619 million at December 31, 1997, 1996, and 1995, respectively, are included in cash and cash equivalents. Noncash transfers to foreclosed properties from loans for the years ended December 31, 1997, 1996, and 1995 were $34.3 million, $32.4 million, and $32.0 million, respectively. Other noncash transactions are detailed in Notes 2 and 10.

         SECURITIES AND TRADING ACCOUNT ASSETS. Debt and equity securities that are bought and principally held for the purpose of selling them in the near term are classified as trading securities. These consist primarily of the government-guaranteed portion of SBA loans and SBA participation certificates. Gains and losses on sales and fair-value adjustments of trading securities are included in profits and commissions from trading activities.

         Debt and equity securities which the Corporation has not classified as held to maturity or trading are classified as available for sale securities and, as such, are reported at fair value, with unrealized gains and losses, net of deferred taxes, reported as a component of shareholders' equity. Gains or losses from sales of available for sale securities are computed using the specific identification method and are included in investment securities gains (losses).

         Debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as held to maturity securities and carried at cost, adjusted for the amortization of premium and accretion of discount using the level-yield method.

Generally, the held to maturity portfolios of acquired entities are reclassified to the available for sale portfolio upon acquisition. At December 31, 1997 and 1996, the Corporation had no securities classified as held to maturity.

         LOANS HELD FOR RESALE. Loans held for resale include mortgage and other loans and are carried at the lower of cost or fair value on an aggregate basis.

         LOANS. Loans are carried at the principal amount outstanding. Interest income on loans is recognized using constant yield methods except for unearned income which is recorded as income using a method which approximates the interest method. Loan origination fees and direct loan origination costs are deferred and recognized over the life of the related loans as adjustments to interest income.

         NONPERFORMING LOANS. Nonperforming loans consist of nonaccrual loans and restructured loans. Loans, other than installment loans, are generally placed on nonaccrual status and interest is not recorded if, in management's opinion, payment in full of principal or interest is not expected or when payment of principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection. FHA/VA government-insured/guaranteed loans which are 90 days or more past due are placed on nonaccrual status when interest claim reimbursements are likely to be denied due to missed filing dates in the foreclosure process. Upon the occurrence of an adverse change in the account status (e.g., filing of bankruptcy, repossession of collateral, foreclosure, or death of the borrower) and after appropriate legal compliance, installment loans (including accrued interest) are written down to the net realizable value of the underlying collateral. Such loans are reviewed periodically for further write-downs until fully liquidated. Income recognized on credit card loans is discontinued upon the occurrence of an adverse change in the financial condition of the borrower. Credit card loans are charged-off when an account becomes past due after notification of a customer's bankruptcy or death, while all other credit card loans are charged off if no payment has been received for 150 days. As of December 31, 1997 and 1996, the amounts of impaired loans and related disclosures thereto were not considered material.

         ALLOWANCE FOR LOSSES ON LOANS. The allowance for losses on loans represents management's best estimate of potential losses inherent in the existing loan portfolio. The allowance for losses on loans is increased by the provision for losses on loans charged to expense and reduced by loans charged off, net of recoveries. The provision for losses on loans is determined based on management's assessment of several factors: current and anticipated economic conditions and the related impact on specific borrowers and industry groups, historical loan loss experience, the level of classified and nonperforming loans, reviews and evaluations of specific loans, changes in the nature and volume of the loan portfolio, and the results of regulatory examinations.

         PREMISES AND EQUIPMENT. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation expense is computed using the straight-line method and is charged to operating expense over the estimated useful lives of the assets. Depreciation expense has been computed principally using estimated lives of five to forty years for premises and three to ten years for furniture and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the initial term of the respective lease or the estimated useful life of the improvement. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred.

         GOODWILL AND OTHER INTANGIBLES. The unamortized costs in excess of the fair value of acquired net tangible assets are included in goodwill and other intangibles. Identifiable intangibles, except for premiums on purchased deposits which are amortized on a straight-line method over 10 years, are amortized over the estimated periods benefited. The remaining costs (goodwill) are generally amortized on a straight-line basis over 15 years. For acquisitions where the fair value of net assets acquired exceeds the purchase price, the resulting negative goodwill is allocated proportionally to noncurrent, nonmonetary assets.

         IMPAIRMENT OF CERTAIN ASSETS. Effective January 1, 1996, the Corporation adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations and certain related identifiable intangibles when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Additionally, long-lived assets and certain related identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value, less selling costs. The Corporation has adopted this methodology for evaluating impairment of goodwill and other intangibles separate from any associated long-lived assets. In applying this methodology, the Corporation evaluates the carrying value of the goodwill and other intangibles against undiscounted after-tax cash flows from the acquired assets. If such cash flows exceed the carrying value, no impairment adjustment is recorded. If such cash flows are less than the carrying values, the cash flows are then discounted and the carrying values are adjusted to the amount of the discounted cash flows. Additionally, the fair value of the assets/business is also considered in evaluating the carrying value of the goodwill. The adoption of this statement did not have a material impact on the Corporation, since existing policies for determining impairment of long-lived assets, including goodwill and other intangibles, were similar to the new standard.

         MORTGAGE SERVICING RIGHTS. Mortgage servicing rights are accounted for under the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which became effective January 1, 1997. SFAS No. 125 superseded SFAS No. 122, "Accounting for Mortgage Servicing Rights," but did not significantly change the methodology used to account for servicing rights. The Corporation had adopted SFAS No. 122 as of July 1, 1995 and at that time began capitalizing originated servicing rights. The adoption did not have a material impact on financial position or results of operations. Prior to that date, capitalization had been limited to purchased servicing. The servicing rights capitalized are amortized in proportion to and over the period of estimated servicing income. Management stratifies servicing rights based on origination period and interest rate and evaluates the recoverability in relation to the impact of actual and anticipated loan portfolio prepayment, foreclosure, and delinquency experience. The Corporation did not have a valuation allowance associated with the mortgage servicing rights portfolio as of December 31, 1997.

         OTHER REAL ESTATE. Properties acquired through foreclosure and unused bank premises are stated at the lower of the recorded amount of the loan or the property's estimated net realizable value, reduced by estimated selling costs. Write-downs of the assets at, or prior to, the date of foreclosure are charged to the allowance for losses on loans. Subsequent write-downs, income and expense incurred in connection with holding such assets, and gains and losses realized from the sales of such assets are included in noninterest income and expense.

         STOCK COMPENSATION. The Corporation has elected not to adopt the recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which requires a fair-value-based method of accounting for stock options and similar equity awards. The Corporation elected to continue applying Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock compensation plans and, accordingly, does not recognize compensation cost, except for stock grants. See Note 14 for a summary of the pro forma effect if the accounting provisions of SFAS No. 123 had been elected.

         INCOME TAXES. The Corporation files a consolidated Federal income tax return which includes all of its subsidiaries except for credit life insurance companies and certain pass-through entities. Income tax expense is allocated among the parent company and its subsidiaries as if each had filed a separate return. The provision for income taxes is based on income reported for consolidated financial statement purposes and includes deferred taxes resulting from the recognition of certain revenues and expenses in different periods for tax-reporting purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be realized or settled. Recognition of certain deferred tax assets is based upon management's belief that, based upon historical earnings and anticipated future earnings, normal operations will continue to generate sufficient future taxable income to realize these benefits. A valuation allowance is established for deferred tax assets when, in the opinion of management, it is "more likely than not" that the asset will not be realized.

NOTE 2. ACQUISITIONS

CONSUMMATED ACQUISITIONS

           POOLINGS OF INTERESTS

         The Corporation consummated the following acquisitions which were accounted for using the pooling of interests method of accounting. Financial information for all periods has been restated for the Magna Group, Peoples First, Merchants, Ambanc, Capital-Miami, Magna Bancorp, Leader, and Capital-Missouri acquisitions. Prior period amounts have not been restated for the remaining acquisitions that were not considered, in the aggregate, material to the consolidated financial statements.


                                                                                     COMMON
                                                                         DATE        SHARES       TOTAL       TOTAL
                                                                       ACQUIRED      ISSUED       ASSETS     EQUITY
                                                                       --------    ----------   ---------    ------
                                                                                    (DOLLARS IN MILLIONS)
                     1998 ACQUISITIONS(1)
                     Magna Group, Inc.(2).........................       7/1/98    33,398,818   $ 7,683.0    $639.0
                     Peoples First Corp. .........................       7/1/98     6,031,031     1,427.0     142.0
                     Merchants Bancshares, Inc. ..................      7/31/98     2,018,744       565.0      58.0
                     Ambanc Corp. ................................      8/31/98     3,387,548       736.0      75.0
                                                                                   ----------   ---------    ------
                               Total..............................                 44,836,141   $10,411.0    $914.0
                                                                                   ==========   =========    ======
                     1997 ACQUISITIONS
                     Capital Bancorp (Capital-Miami)..............     12/31/97     6,494,889   $ 2,155.6    $145.0
                     Magna Bancorp, Inc. .........................      11/1/97     7,103,272     1,190.5     127.7
                     Other acquisitions (three acquisitions)......      Various     1,081,552       242.0      24.5
                                                                                   ----------   ---------    ------
                               Total..............................                 14,679,713   $ 3,588.1    $297.2
                                                                                   ==========   =========    ======
                     1996 ACQUISITIONS
                     Leader Financial Corporation (Leader)........      10/1/96    15,285,575   $ 3,410.9    $256.1
                     Other acquisitions (four acquisitions).......      Various     2,779,655       683.1      53.9
                                                                                   ----------   ---------    ------
                               Total..............................                 18,065,230   $ 4,094.0    $310.0
                                                                                   ==========   =========    ======
                     1995 ACQUISITIONS
                     Capital Bancorporation, Inc.
                       (Capital-Missouri).........................     12/31/95     4,087,124   $ 1,105.1    $ 74.8
                     Planters Bank and Trust Company..............       9/1/95       348,029        59.0       6.6
                                                                                   ----------   ---------    ------
                               Total..............................                  4,435,153   $ 1,164.1    $ 81.4
                                                                                   ==========   =========    ======

(1) These 1998 acquisitions are reflected in the 1997 restated financial statements.

(2) Magna Group's total assets include its acquisition of Charter Financial, Inc. with total assets of approximately $406 million during the second quarter of 1998 and Homeland Bancshares Corporation with total assets of approximately $1.3 billion in March 1997. Both acquisitions were accounted for as purchases and resulted in goodwill of approximately $47 million and $100 million, respectively.

         The following table summarizes the impact of the Magna Group, Peoples First, Ambanc, and Merchants acquisitions on the Corporation's net interest income, noninterest income, and net earnings.

                                                          NET INTEREST    NONINTEREST         NET
                                                             INCOME          INCOME         EARNINGS
                                                          ------------    -----------      ----------
                                                                     (DOLLARS IN THOUSANDS)
                     1997
                       Union Planters ...............      $  770,385      $  361,610      $  208,761
                       Magna Group ..................         239,028          71,282          72,675
                       Peoples First ................          57,891          10,548          16,187
                       Ambanc .......................          27,813           4,349           8,286
                       Merchants ....................          27,032           6,253           6,388
                                                           ----------      ----------      ----------
                           Union Planters pooled ....      $1,122,149      $  454,042      $  312,297
                                                           ==========      ==========      ==========

                     1996
                       Union Planters ...............      $  744,852      $  320,502      $  171,474
                       Magna Group ..................         194,087          50,358          63,139
                       Peoples First ................          54,114           8,535          17,164
                       Ambanc .......................          24,170           5,677           6,385
                       Merchants ....................          26,719           3,694           7,966
                                                           ----------      ----------      ----------
                           Union Planters pooled ....      $1,043,942      $  388,766      $  266,128
                                                           ==========      ==========      ==========

                     1995
                       Union Planters ...............      $  669,451      $  293,710      $  211,256
                       Magna Group ..................         182,851          47,863          51,222
                       Peoples First ................          47,594           7,944          14,767
                       Ambanc .......................          19,597           4,655           5,907
                       Merchants ....................          25,201           3,153           7,045
                                                           ----------      ----------      ----------
                           Union Planters pooled ....      $  944,694      $  357,325      $  290,197
                                                           ==========      ==========      ==========

PURCHASE ACQUISITIONS

         The Corporation acquired four institutions in the three years ended December 31, 1997 that were accounted for as purchases. Total assets of the institutions at their respective dates of acquisition were approximately $249.9 million. Consideration of $36.1 million paid for the institutions included cash and shares of the Corporation's common stock and Series E preferred stock, resulting in total intangibles of $14.9 million. Because these purchase acquisitions, in the aggregate, are insignificant to the consolidated results of the Corporation, pro forma information has been omitted.

PENDING ACQUISITIONS

         The following is a listing of the Corporation's consummated or pending acquisitions from December 31, 1997 through October 31, 1998. The Corporation has not restated its historical financial statements for the acquisitions consummated subsequent to December 31, 1997 which were accounted for as pooling of interests since they were not considered significant to the consolidated financial statements.

                                                                ACTUAL OR                         ANTICIPATED
                                                              PROJECTED DATE      APPROXIMATE      METHOD OF
                              INSTITUTION                     OF ACQUISITION     CONSIDERATION     ACCOUNTING    TOTAL ASSETS(1)
                 -------------------------------------------- --------------    ----------------  -----------  --------------------
                                                                                                              (DOLLARS IN MILLIONS)
                 SUBSEQUENT CONSUMMATIONS
                 Sho-Me Financial Corporation................       1/98        1,153,459 shares    Purchase            $  374
                   Springfield, Missouri                                        of common stock

                 Security Bancshares, Inc....................       4/98        490,821 shares      Pooling of             146
                   Des Arc, Arkansas                                            of common stock     Interests

                 First National Bancshares of Wetumpka,
                   Inc.......................................       7/98        835,709 shares      Pooling of             202
                   Wetumpka, Alabama                                            of common stock     Interests

                 C B & T, Inc................................       7/98        1,449,127 shares    Pooling of             278
                   McMinnville, Tennessee                                       of common stock     Interests

                 Capital Savings Bancorp, Inc................       7/98        724,613 shares      Pooling of             207
                   Jefferson City, Missouri                                     of common stock     Interests

                 First Community Bancshares, Inc.............       8/98        125,782 shares      Pooling of              39
                   Middleton, Tennessee                                         of common stock     Interests

                 Transflorida Bank...........................       8/98        1,655,371 shares    Pooling of             334
                   Boca Raton, Florida                                          of common stock     Interests

                 Duck Hill Bank..............................       8/98        42,396 shares       Purchase                21
                   Duck Hill, Mississippi                                       of common stock

                 Alvin Bancshares, Inc. .....................       8/98        423,869 shares      Pooling of             117
                    Alvin, Texas                                                of common stock     Interests

                 Purchase of 24 branches and assumption .....       9/98        $110 million        Purchase             1,389
                   of $1.4 billion of deposits of California                    deposit premium                         ------
                   Federal Bank in Florida                                      in cash

                           TOTAL SUBSEQUENT CONSUMMATIONS ...                                                            3,107
                                                                                                                        ------

                 PENDING
                 La Place Bancshares, Inc. ..................      12/98        412,000 shares      Pooling of              70
                    La Place, Louisiana (3)                                     of common stock     Interests

                 First Mutual Bancorp, Inc. .................      12/98        1,100,000 shares    Purchase               370
                   Decatur, Illinois (3)                                        of common stock

                 FSB, Inc. ..................................      12/98        907,000 shares      Pooling of             145
                    Covington, Tennessee (3)                                    of common stock     Interests

                 Southeast Bancorp, Inc......................      12/98        1,250,000 shares    Pooling of             335
                   Corbin, Kentucky (3)                                         of common stock     Interests

                 Ready State Bank............................      12/98        3,214,000 shares    Pooling of             595
                   Hieleah, Florida (3)                                         of common stock     Interests

                 First & Farmers Bancshares, Inc.............       1/99        $76 million in      Purchase               275
                   Somerset, Kentucky (3)                                       cash

                 Purchase 56 branches of First Chicago ......       2/99        $294 million        Purchase             1,800
                   NBD Corporation in Indiana(3)                                deposit premium                         ------
                                                                                in cash

                           TOTAL PENDING ACQUISITION                                                                     3,590
                                                                                                                        ------

                                TOTAL SUBSEQUENT AND PENDING
                                   ACQUISITIONS                                                                         $6,697
                                                                                                                        ======

----------

(1) Total assets at date of acquisition or approximately amount for pending acquisitions.

(2) The Corporation repurchased in the open market the majority of the shares issued in this transaction. Goodwill resulting from the transaction was $29.3 million.

(3)      Agreements signed subsequent to December 31, 1997.

NOTE 3. RESTRICTIONS ON CASH AND DUE FROM BANKS

         The Corporation's banking subsidiaries are required to maintain noninterest-bearing average reserve balances with the Federal Reserve Bank. Average balances required to be maintained for such purposes during 1997 and 1996 were $171 million and $180 million, respectively.

NOTE 4. INVESTMENT SECURITIES

         The following is a summary of the Corporation's investment securities, all of which were classified as "available for sale."

                                                                                         DECEMBER 31, 1997
                                                                     ----------------------------------------------------------
                                                                                             UNREALIZED
                                                                      AMORTIZED      --------------------------         FAIR
                                                                        COST            GAINS          LOSSES           VALUE
                                                                     ----------      ----------      ----------      ----------
                                                                                       (DOLLARS IN THOUSANDS)
                     U.S. Government obligations
                       U.S. Treasury ..........................      $  987,384      $    5,207      $      907      $  991,684
                       U.S. Government agencies
                          Collateralized mortgage obligations .       1,237,290           5,471           4,827       1,237,934
                          Mortgage-backed .....................         951,955          24,151           1,061         975,045
                          Other ...............................       1,294,531          10,158           2,319       1,302,370
                                                                     ----------      ----------      ----------      ----------
                            Total U.S. Government obligations .       4,471,160          44,987           9,114       4,507,033
                     Obligations of states and political
                     subdivisions..............................         890.912          44,159             851         934,220
                     Other stocks and securities ..............         398,998           1,369             916         399,451
                                                                     ----------      ----------      ----------      ----------
                            Total available for sale securities      $5,761,070      $   90,515      $   10,881      $5,840,704
                                                                     ==========      ==========      ==========      ==========

                                                                                         DECEMBER 31, 1996
                                                                     ----------------------------------------------------------
                                                                                             UNREALIZED
                                                                      AMORTIZED      --------------------------         FAIR
                                                                        COST            GAINS          LOSSES           VALUE
                                                                     ----------      ----------      ----------      ----------
                                                                                       (DOLLARS IN THOUSANDS)
                     U.S. Government obligations
                       U.S. Treasury ..........................      $1,209,075      $    5,390      $    2,881      $1,211,584
                       U.S. Government agencies
                          Collateralized mortgage obligations .         580,025           3,267           1,917         581,375
                          Mortgage-backed securities ..........       1,272,526          24,845           5,144       1,292,227
                          Other ...............................       1,383,620           2,173           8,754       1,377,039
                                                                     ----------      ----------      ----------      ----------
                            Total U.S. Government obligations .       4,445,246          35,675          18,696       4,462,225
                     Obligations of states and political
                     subdivisions ............................          759,267          29,641           2,695         786,213
                     Other stocks and securities ..............         421,892           1,847           4,926         418,813
                                                                     ----------      ----------      ----------      ----------
                            Total available for sale securities      $5,626,405      $   67,163      $   26,317      $5,667,251
                                                                     ==========      ==========      ==========      ==========

         The following table presents the gross realized gains and losses on available for sale investment securities for the years ended December 31, 1997, 1996, and 1995.

                                    REALIZED GAINS                                       REALIZED LOSSES
                     --------------------------------------------          --------------------------------------------
                       1997              1996              1995              1997              1996              1995
                     --------          --------          --------          --------          --------          --------
                                                           (DOLLARS IN THOUSANDS)
                     $  8,953          $  9,898          $ 10,324          $ (4,172)         $ (4,956)         $ (8,316)

         During the second quarter of 1998, the Corporation recorded a pre-tax loss of $22.8 million related to the impairment of certain mortgage-backed securities due to declines and the overall volatility of current and projected interest rates.

         Investment securities having a fair value of approximately $3.3 billion and $2.9 billion at December 31, 1997 and 1996, respectively, were pledged to secure public and trust funds on deposit, securities sold under agreements to repurchase, and Federal Home Loan Bank (FHLB) advances.

         The fair values, contractual maturities, and weighted average yields of available for sale investment securities as of December 31, 1997 are as follows:

                                                                            MATURING
                            -------------------------------------------------------------------------------------------------------
                               WITHIN ONE          AFTER ONE BUT         AFTER FIVE BUT
                                  YEAR           WITHIN FIVE YEARS      WITHIN TEN YEARS      AFTER TEN YEARS          TOTAL
                            ----------------    -------------------     -----------------   ------------------   ------------------
                             AMOUNT    YIELD      AMOUNT      YIELD      AMOUNT     YIELD    AMOUNT      YIELD     AMOUNT     YIELD
                            --------   -----    ----------    -----     --------    -----   --------     -----   ----------   -----
                                                      (FULLY TAXABLE-EQUIVALENT BASIS/DOLLARS IN THOUSANDS)
U.S. Government
  obligations
  U.S. Treasury .......     $514,264   5.68%    $  467,614    6.19%     $  5,506    7.08%   $       --     --%   $  987,384   5.92%
  U.S. Government
    agencies
    Collateralized
    mortgage
    obligations .......       20,090   6.26         67,592    6.54       107,414    6.40     1,042,194   6.73     1,237,290    6.69
    Mortgage-backed ...       25,233   5.95        177,188    6.73       115,037    7.16       634,497   7.58       951,955    7.33
    Other .............      273,297   5.72        745,755    6.25       206,211    6.84        69,268   7.15     1,294,531    6.28
                            --------            ----------              --------            ----------           ----------
        Total U.S.
          Government
          obligations .      832,884   5.71      1,458,149    6.30       434,168    6.82     1,745,959   7.06     4,471,160    6.54
Obligations of states
  and political
  subdivisions ........       57,681   8.37        197,722    8.64       329,334    8.82       306,175   8.71       890,912    8.71
Other stocks and
  securities Federal
  Reserve Bank and
  Federal Home Loan
  Bank stock ..........           --     --             --      --            --      --       180,496   6.73       180,496    6.73
  Bonds, notes, and
    debentures ........        3,287   7.56          2,238   11.82         4,329    8.05            --     --         9,854    8.74
  Collateralized
    mortgage
    obligations .......        2,361   5.98         10,112    5.35           291    6.20       134,957   6.49       147,721    6.40
  Other ...............       37,880   6.18          5,799    5.15            --      --        17,248   6.91        60,927    6.29
                            --------            ----------              --------            ----------           ----------
        Total other
          stocks and
          securities ..       43,528   5.47         18,149    6.08         4,620    7.93       332,701   6.64       398,998    6.50
                            --------            ----------              --------            ----------           ----------
        Total amortized
          cost of
          available for
          sale
          securities ..     $934,093   5.86%    $1,674,020    6.47%     $768,122    7.43%   $2,384,835   7.18%   $5,761,070    6.79%
                            ========            ==========              ========            ==========           ==========
        Total fair
          value......       $918,546            $1,674,712              $816,490            $2,430,956            $5,840,704
                            ========            ==========              ========            ==========           ==========

         The weighted average yields are calculated by dividing the sum of the individual security yield weights (effective yield times book value) by the total book value of the securities. The weighted average yield for obligations of states and political subdivisions is adjusted to a taxable-equivalent yield, using a federal income tax rate of 35%. Expected maturities of securities will differ from contractual maturities because some borrowers have the right to call or prepay obligations without prepayment penalties. The investment securities portfolio is expected to have a principal weighted average life of approximately
3.56 years.

NOTE 5. LOANS

         The composition of loans is summarized as follows:


                                                                                  DECEMBER 31,
                                                                          --------------------------
                                                                              1997           1996
                                                                          -----------    -----------
                                                                            (DOLLARS IN THOUSANDS)
              Commercial, financial, and agricultural..............       $ 3,210,652    $ 2,916,514
              Foreign..............................................           207,343        145,483
              Accounts receivable-- factoring......................           579,067        452,522
              Real estate-- construction...........................           960,405        782,984
              Real estate-- mortgage
                Secured by 1-4 family residential..................         5,361,456      5,233,199
                FHA/VA government-insured/guaranteed...............         1,331,993      1,569,027
                Other mortgage.....................................         3,828,230      3,129,691
              Home equity..........................................           443,762        355,615
              Consumer
                Credit cards and related plans.....................           612,902        698,175
                Other consumer.....................................         2,560,649      2,509,331
              Direct lease financing...............................            65,755         74,891
                                                                          -----------    -----------
                        Total loans................................       $19,162,214    $17,867,432
                                                                          ===========    ===========

         Nonperforming loans are summarized as follows:


                                                                       DECEMBER 31,
                                                                  ----------------------
                                                                    1997          1996
                                                                  --------      --------
                                                                  (DOLLARS IN THOUSANDS)
               Nonaccrual loans..........................         $132,768      $114,767
               Restructured loans........................           15,250        17,097
                                                                  --------      --------
                         Total...........................         $148,018      $131,864
                                                                  ========      ========

         The impact on net interest income of nonperforming loans was not material for the three years ended December 31, 1997. Also, there were no significant outstanding commitments to lend additional funds at December 31, 1997.

         Certain of the Corporation's bank subsidiaries, principally Union Planters Bank, National Association (UPB), have granted loans to the Corporation's directors, executive officers, and their affiliates. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risks of collectability. The aggregate dollar amount of these loans was $115.8 million and $146.3 million at December 31, 1997 and 1996, respectively. During 1997, $33.5 million of new loans and advances under credit lines were made to related parties; repayments totaled approximately $37 million. Additionally, the balance at December 31, 1996 was reduced by $27 million for loans related to a former director and other loans no longer considered related-party relationships.

         Included in December 31, 1996 related-party loans was a $5.5 million tax-exempt loan made in 1986 to a partnership in which a director, who is also a brother-in-law of an executive officer, is a partner. At the time the loan was made, neither the borrower nor any of its partners, officers, directors, or beneficial owners was affiliated or associated with the Corporation or any of its subsidiaries. The loan was made in the ordinary course of business on substantially the same terms, including interest rate and collateral requirements, as those prevailing at the time for comparable transactions. The loan had previously performed as required; however, during 1996 because of significant depreciation in the value of the collateral, a $2.0 million charge-off was taken and the remaining $3.4 million was placed on nonaccrual status, although the loan was not in default. In 1997, the $3.4 million balance was collected, including interest due.

         In the second quarter of 1998, UPB securitized approximately $381 million of FHA/VA government-insured/guaranteed loans which resulted in a pre-tax gain of $19.6 million.

         Additionally, in October 1998, the Corporation sold approximately $460 million of its credit card portfolio to a third party which is expected to result in a pre-tax gain of approximately $65 to $70 million.

NOTE 6. ALLOWANCE FOR LOSSES ON LOANS

         The changes in the allowance for losses on loans are summarized as follows:

                                                                                 1997         1996        1995
                                                                              ---------    ---------   ---------
                                                                                    (DOLLARS IN THOUSANDS)
                           Balance, January 1.............................    $ 257,638    $ 243,395   $ 237,377
                             Increase due to acquisitions.................       16,379        7,949       3,499
                             Decrease due to the sale of certain loans....           --       (1,628)         --
                             Provision for losses on loans................      150,606       84,198      47,393
                             Recoveries of loans previously charged off...       23,261       20,177      22,889
                             Loans charged off............................     (137,499)     (96,453)    (67,763)
                                                                              ---------    ---------   ---------
                           Balance, December 31...........................    $ 310,385    $ 257,638   $ 243,395
                                                                              =========    =========   =========

NOTE 7. PREMISES AND EQUIPMENT

         A summary of premises and equipment follows:

                                                                                   DECEMBER 31,
                                                                               -------------------
                                                                                 1997       1996
                                                                               --------   --------
                                                                                   (DOLLARS IN
                                                                                    THOUSANDS)
                                Land.....................................      $ 96,036   $ 89,964
                                Buildings and improvements...............       391,612    359,140
                                Leasehold improvements...................        43,155     51,534
                                Equipment................................       287,813    304,709
                                Construction in progress.................        20,017     19,163
                                                                               --------   --------
                                                                                838,633    824,510
                                Less accumulated depreciation and
                                amortization.............................       341,366    363,002
                                                                               --------   --------
                                          Total premises and equipment...      $497,267   $461,508
                                                                               ========   ========

NOTE 8. INTEREST-BEARING DEPOSITS

         The following table presents the maturities of interest-bearing deposits at December 31, 1997 (Dollars in millions).

                                     1998........................................................     $ 8,550
                                     1999........................................................       1,698
                                     2000........................................................         602
                                     2001........................................................         147
                                     2002........................................................         143
                                     2003 and after..............................................          33
                                                                                                      -------
                                          Total time deposits....................................      11,173
                                          Interest-bearing deposits with no stated maturity......       6,694
                                                                                                      -------
                                               Total interest-bearing deposits...................     $17,867
                                                                                                      =======

NOTE 9. BORROWINGS

SHORT-TERM BORROWINGS

         Short-term borrowings include federal funds purchased and securities sold under agreements to repurchase, commercial paper, and other short-term borrowings having maturities of less than one year. Federal funds purchased arise primarily from the Corporation's market activity with its correspondent banks and generally mature in one business day. Securities sold under agreements to repurchase are secured by U. S. Government and agency securities.

         Short-term borrowings are summarized as follows:

                                                                                               DECEMBER 31,
                                                                                   ------------------------------------
                                                                                      1997         1996         1995
                                                                                   ----------   ----------   ----------
                                                                                          (DOLLARS IN THOUSANDS)
                     Year-end balances
                       Federal funds purchased and securities sold under
                          agreements to repurchase...........................      $1,553,310   $1,105,445   $1,379,327
                       FHLB advances.........................................         210,860      345,616      154,500
                       Other short-term borrowings...........................          20,177       16,376        1,497
                                                                                   ----------   ----------   ----------
                               Total short-term borrowings...................      $1,784,347   $1,467,437   $1,535,324
                                                                                   ==========   ==========   ==========
                     Federal funds purchased and securities sold under
                       agreements to repurchase
                       Daily average balance.................................      $1,260,919   $1,538,932   $1,081,778
                       Weighted average interest rate........................            4.98%        5.13%        5.51%
                       Maximum outstanding at any month end..................      $1,707,551   $1,956,734   $1,774,693
                       Weighted average interest rate at December 31.........            5.44%        5.24%        5.26%

SHORT- AND MEDIUM-TERM BANK NOTES

         In 1996, the Corporation's principal subsidiary, UPB, established a $1-billion short- and medium-term bank note program to supplement UPB's funding sources. Under the program UPB may from time-to-time issue bank notes having maturities ranging from 30 days to one year from their respective issue dates (Short-Term Bank Notes) and bank notes having maturities of more than one year to 30 years from their respective dates of issue (Medium-Term Bank Notes). A summary of the bank notes follows:

                                                              DECEMBER 31, 1997            DECEMBER 31, 1996
                                                         --------------------------    -------------------------
                                                         SHORT-TERM     MEDIUM-TERM    SHORT-TERM    MEDIUM-TERM
                                                         BANK NOTES     BANK NOTES     BANK NOTES     BANK NOTES
                                                         ----------     -----------    ----------    -----------
                                                                          (DOLLARS IN THOUSANDS)
                  Balances at year end..................  $    N/A      $  135,000     $ 265,000      $  135,000
                  Average balance for the year..........   119,493         135,000        88,361          42,637
                  Weighted average interest rate........      5.84%           6.62%         5.81%           6.57%
                  Weighted average interest rate at
                    year end............................       N/A            6.59          5.69            6.59
                  Fixed rate notes......................  $    N/A      $  135,000     $ 265,000      $  135,000
                  Range of maturities...................       N/A      8/98-10/01     1/97-5/97      8/98-10/01

         The principal maturities of Medium-Term Bank Notes subsequent to December 31, 1997 are $30 million in 1998, $45 million in 1999, and $60 million in 2001.

FEDERAL HOME LOAN BANK ADVANCES

         Certain of the Corporation's banking and thrift subsidiaries had outstanding advances from the FHLB under Blanket Agreements for Advances and Security Agreements (the Agreements). The Agreements enable these subsidiaries to borrow funds from the FHLB to fund mortgage loan programs and to satisfy certain other funding needs. The value of the mortgage-backed securities and mortgage loans pledged under the Agreements must be maintained at not less than 115% and 150%, respectively, of the advances outstanding. At December 31, 1997, the Corporation's subsidiaries had an adequate amount of mortgage-backed securities and loans to satisfy the collateral requirements. A summary of the advances is as follows:

                                                                   DECEMBER 31,
                                                        ----------------------------------
                                                            1997                  1996
                                                        ------------          ------------
                                                              (DOLLARS IN THOUSANDS)
                           Balance at year end.         $   830,252           $ 1,051,146
                           Range of interest rates      3.25%--8.95%          3.25%--9.00%
                           Range of maturities.          1998--2017            1997--2017

         The principal maturities of FHLB advances subsequent to December 31, 1997 are $172.7 million in 1998, $195.5 million in 1999, $206.0 million in 2000,
$79.8 million in 2001, $32.7 million in 2002, and $143.6 million after 2002. Subsequent to December 31, 1997, a portion of FHLB advances were repaid resulting in a $6.6 prepayment penalty.

OTHER LONG-TERM DEBT

         The Corporation's other long-term debt is summarized as follows:

                                                                                                DECEMBER 31,
                                                                                           ---------------------
                                                                                             1997         1996
                                                                                           --------     --------
                                                                                           (DOLLARS IN THOUSANDS)
                  Corporation-Obligated Mandatorily Redeemable Capital Pass-through
                    Securities of Subsidiary Trust holding solely a
                    Corporation-Guaranteed Related Subordinated Note
                    (Trust Preferred Securities)......................................     $198,973     $198,938
                  Variable rate asset-backed certificates.............................      275,000      175,000
                  63/4% Subordinated Notes due 2005...................................       99,536       99,477
                  6.25% Subordinated Notes due 2003...................................       74,696       74,644
                  Other long-term debt................................................       87,740       65,687
                                                                                           --------     --------
                           Total other long-term debt.................................     $735,945     $613,746
                                                                                           ========     ========

         The Corporation-Obligated Mandatorily Redeemable Capital Pass-through Securities of Subsidiary Trust holding solely a Corporation-Guaranteed Related Subordinated Note represents Capital Securities issued by Union Planters Capital Trust A (the UPC Trust). In 1996, the UPC Trust issued $200 million liquidation amount of 8.20% Capital Trust Pass-through Securities(SM) (Trust Preferred Securities) at 99.468% which represented an undivided beneficial interest in the assets of the UPC Trust, a statutory business trust created under the laws of the state of Delaware. The Corporation owns all of the common securities of the UPC Trust representing an undivided beneficial interest in the assets of the UPC Trust. The sole asset of the UPC Trust is $206.2 million (carrying value of $205.1 million at December 31, 1997 and 1996) of 8.20% Junior Subordinated Deferrable Interest Debentures of the Corporation issued at 99.468%, which will mature on December 15, 2026. The distributions payable on the Trust Preferred Securities are a fixed rate per annum, 8.20% of the stated liquidation amount, and are cumulative from the date of issuance.

         The Corporation has the right, at any time, subject to certain conditions, to defer payments of interest on the Subordinated Debentures, in which case distributions on Trust Preferred Securities would likewise be deferred. Upon electing to defer such interest payments, the Corporation will be prohibited from paying dividends on its common and preferred stock and interest on certain outstanding borrowings. The Subordinated Debt and therefore, the Trust Preferred Securities are redeemable by the Corporation at a call price, plus accrued and unpaid interest to the date of redemption, in whole or in part and from time-to-time on or after December 15, 2006, subject to certain conditions. In certain limited circumstances, primarily related to certain tax events, the Subordinated Debt and therefore, the Trust Preferred Securities are redeemable at par, plus accrued interest to date of redemption. The Trust Preferred Securities qualify as Tier 1 regulatory capital and are reported in bank regulatory reports as a minority interest in a consolidated subsidiary.

         In June 1994, December 1994, and July 1995, Capital Factors, Inc., a majority-owned subsidiary, through a wholly owned financing trust subsidiary, issued $100 million, $25 million, and $50 million, respectively, of Variable Rate Asset-Backed Certificates (senior certificates) with maturity dates of December 1999, June 2000, and January 2001. The senior certificates bear an interest rate of LIBOR plus 1.25%. The interest rates on December 31, 1997 and 1996 were 7.23% and 6.86%, respectively. The senior certificates may not be redeemed prior to their stated maturity. In April 1997, a fourth series of variable rate asset-backed certificates (the Variable Funding Certificates) that mature in June 2004 were issued. Unlike the previously issued Certificates which were fixed as to principal amount, the Variable Funding Certificates provide for a monthly settlement of principal, which may increase or decrease the outstanding amount. The fourth series includes the issuance of $95.25 million of senior Variable Funding Certificates and $4.75 million of senior subordinated Variable Funding Certificates which bear interest rates of LIBOR plus 0.75% and LIBOR plus 1.50%, respectively. The interest rates on December 31, 1997 were 6.73% and 7.48%, respectively. Interest on all certificates is payable monthly. The senior certificates are collateralized by interest-earning advances to factoring clients which totaled approximately $323.8 million at December 31, 1997. Such advances are made on receivables before they are due or collected by Capital Factors, Inc., which services and administers these advances and related receivables under an agreement with another financial institution. The senior certificates are subject to acceleration if certain collateral requirements are not maintained. Remaining deferred issuance costs of $2.1 million are being amortized over the terms of the related series. Such costs are included in other assets on the balance sheets. A cash collateral account is required pursuant to the terms of the aforementioned agreement. Such restricted cash collateral amounted to $10.1 million at December 31, 1997.

         During November 1993, the Corporation issued in a public offering $75 million of 6.25% Subordinated Capital Notes due 2003 at 99.305%. In November 1995, the Corporation issued in another public offering $100 million of 6 3/4% Subordinated Capital Notes due 2005 at 99.408%. The Notes qualify as Tier 2 regulatory capital.

         Included in other long-term debt is a $50-million revolving loan payable to another financial institution which was established by Capital Factors, Inc., in 1996. At December 31, 1997 and 1996, $43.6 million and $15.9 million, respectively, was outstanding under the revolving line. Interest accrues on this line at LIBOR plus 2.15% (8.09% and 7.76% at December 31, 1997 and 1996) with interest payable monthly. The loan matures in March 1999, with an automatic one-year renewal. The revolving loan agreement has certain financial covenants and ratios, including those related to Capital Factors' debt to net worth, profitability, and net cash flows. Also included at December 31, 1997 and 1996 is a privately placed $10 million 7.95% subordinated note issued in connection with Capital Factors' securitized financing. Interest on the note is payable monthly and it matures in July 2001. At December 31, 1997 and 1996, other long-term debt also included other borrowings of $9.1 million and $12.0 million, respectively.

         The principal maturities of other long-term debt subsequent to December 31, 1997 are $17.2 million in 1998, $157.1 million in 1999, $27.7 million in
2000, $60.4 million in 2001, $299.0 million in 2002, and $174.5 million after 2002.

         The ability of the Corporation to service its long-term debt obligations is dependent upon the future profitability of its banking subsidiaries and their ability to pay dividends and management fees to the Corporation (see Note 12).

NOTE 10. SHAREHOLDERS' EQUITY

COMMON STOCK

         At the Corporation's annual meeting held on April 16, 1998, shareholders approved an increase in the number of authorized common shares from 100 million to 300 million.

DIVIDENDS

         The payment of dividends is determined by the Board of Directors taking into account the earnings, capital levels, cash requirements, and the financial condition of the Corporation and its subsidiaries, applicable government regulations and policies, and other factors deemed relevant by the Board of Directors, including the amount of dividends payable to the Corporation by its subsidiaries. Various federal laws, regulations, and policies limit the ability of the Corporation's subsidiary banks to pay dividends. See Note 12, "Regulatory Capital and Restrictions on Dividends and Loans from Subsidiaries."

PREFERRED STOCK

         The Corporation's preferred stock is summarized as follows:


                                                                                       DECEMBER 31,
                                                                                   ------------------
                                                                                     1997       1996
                                                                                   -------    -------
                                                                                      (DOLLARS IN
                                                                                       THOUSANDS)
                  PREFERRED STOCK, WITHOUT PAR VALUE, 10,000,000 SHARES
                    AUTHORIZED FOR ALL ISSUES:
                    Series A Preferred Stock.................................      $    --    $    --
                    Series E Preferred Stock.................................       54,709     83,809
                                                                                   -------    -------
                           Total preferred stock.............................      $54,709    $83,809
                                                                                   =======    =======

         SERIES A PREFERRED STOCK (SHARE PURCHASE RIGHTS PLAN). In 1989, the Board of Directors of the Corporation adopted a Share Purchase Rights Plan and distributed a dividend of one Preferred Share Purchase Right (Right) for each outstanding share of the Corporation's $5 par value Common Stock and for each share to be issued thereafter. The Rights are generally designed to deter coercive takeover tactics and to encourage all persons interested in acquiring control of the Corporation to deal with each shareholder on a fair and equal basis. Each Right trades in tandem with its respective share of common stock until the occurrence of certain events, in which case it would separate from the common stock and entitle the registered holder, subject to the terms of the Rights Agreement, to purchase certain equity securities at a price below their market value. The Corporation has authorized 750,000 shares of Series A Preferred Stock for issuance under the Share Purchase Rights Plan, none of which have been issued.

         SERIES B PREFERRED STOCK. All 44,000 outstanding shares of a Series B Preferred Stock were converted by holders into 339,765 shares of the Corporation's common stock in 1996.

         SERIES E PREFERRED STOCK. At December 31, 1997 and 1996, 2,188,358 and 3,352,347 shares, respectively, of the Corporation's 8% Cumulative, Convertible, Preferred Stock, Series E (Series E Preferred Stock) were issued and outstanding. Such shares have a stated value of $25 per share on which dividends accrue at the rate of 8% per annum; dividends are cumulative and are payable quarterly. The Series E Preferred Stock is not subject to any sinking fund provisions and has no preemptive rights. Such shares have a liquidation preference of $25 per share plus unpaid dividends accrued thereon, and with the prior approval of the Federal Reserve, may be redeemed by the Corporation in whole or in part at any time after March 31, 1997 at $25 per share. At any time prior to redemption, each share of Series E Preferred Stock is convertible, at the option of the holder, into 1.25 shares of the Corporation's Common Stock. Holders of Series E Preferred Stock have no voting rights except for those provided by law and in certain other limited circumstances.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

         The Dividend Reinvestment and Stock Purchase Plan (the Plan) authorizes the issuance of 2,000,000 shares (1,187,867 issued through December 31, 1997) of common stock to shareholders who choose to invest all or a portion of their cash dividends or make optional cash purchases. On certain investment dates, shares may be purchased with reinvested dividends and optional cash payments without brokerage commissions. Shares issued under the Plan totaled 271,615, 241,060, and 189,921 in 1997, 1996, and 1995, respectively.

NOTE 11. UNION PLANTERS CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION

                             CONDENSED BALANCE SHEET

                                                                                        DECEMBER 31,
                                                                                 -------------------------
                                                                                    1997           1996
                                                                                 ----------     ----------
                                                                                  (DOLLARS IN THOUSANDS)
                  ASSETS
                    Cash and cash equivalents at subsidiary banks ..........     $  432,947     $  274,622
                    Investment securities available for sale ...............        132,690        213,491
                    Advances to and receivables from subsidiaries ..........          5,112          9,535
                    Investment in bank and bank holding company subsidiaries      2,440,347      2,247,329
                    Investment in nonbank subsidiaries .....................         22,700         17,137
                    Other assets ...........................................         67,965         27,583
                                                                                 ----------     ----------
                            TOTAL ASSETS ...................................     $3,101,761     $2,789,697
                                                                                 ==========     ==========
                  LIABILITIES AND SHAREHOLDERS' EQUITY
                    Long-term debt (Note 9) ................................     $  379,360     $  379,212
                    Loans from and payables to subsidiaries ................          5,324          8,384
                    Other liabilities ......................................         48,356         25,333
                    Shareholders' equity (Note 10) .........................      2,668,721      2,376,768
                                                                                 ----------     ----------
                            TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .....     $3,101,761     $2,789,697
                                                                                 ==========     ==========

                         CONDENSED STATEMENT OF EARNINGS

                                                                                 YEARS ENDED DECEMBER 31,
                                                                         ---------------------------------------
                                                                            1997           1996           1995
                                                                         ---------      ---------      ---------
                                                                                  (DOLLARS IN THOUSANDS)
         INCOME
           Dividends from bank and bank holding company subsidiaries     $ 233,990      $ 152,534      $ 162,810
           Dividends from nonbank subsidiaries .....................         3,355            950            500
           Fees and interest from subsidiaries .....................        73,919         46,326         32,219
           Interest and dividends on investments, loans, and
              interest-bearing deposits at other financial
              institutions .........................................         8,265         12,888          4,611
           Other income ............................................         1,775            398            478
                                                                         ---------      ---------      ---------
                   Total income ....................................       321,304        213,096        200,618
                                                                         ---------      ---------      ---------
         EXPENSES
           Interest expense ........................................        28,776         16,351         10,400
           Salaries and employee benefits ..........................        34,413         22,233         16,190
           Other expense ...........................................        42,911         37,032         23,607
                                                                         ---------      ---------      ---------
                   Total expenses ..................................       106,100         75,616         50,197
                                                                         ---------      ---------      ---------
                   EARNINGS BEFORE INCOME TAXES AND EQUITY IN
                     UNDISTRIBUTED EARNINGS OF SUBSIDIARIES ........       215,204        137,480        150,421
         Tax benefit ...............................................       (10,283)        (5,701)        (7,576)
                                                                         ---------      ---------      ---------
                   EARNINGS BEFORE EQUITY IN UNDISTRIBUTED EARNINGS
                     OF SUBSIDIARIES ...............................       225,487        143,181        157,997
         Equity in undistributed earnings of subsidiaries ..........        86,810        122,947        132,200
                                                                         ---------      ---------      ---------
                   NET EARNINGS ....................................     $ 312,297      $ 266,128      $ 290,197
                                                                         =========      =========      =========

                        CONDENSED STATEMENT OF CASH FLOWS


                                                                                          YEARS ENDED DECEMBER 31,
                                                                                  ---------------------------------------
                                                                                     1997           1996           1995
                                                                                  ---------      ---------      ---------
                                                                                           (DOLLARS IN THOUSANDS)
                  OPERATING ACTIVITIES
                    Net earnings ............................................     $ 312,297      $ 266,128      $ 290,197
                    Equity in undistributed earnings of subsidiaries ........       (86,810)      (122,947)      (132,200)
                    Deferred income tax (benefit) expense ...................        (8,660)        (2,770)           425
                    Other, net ..............................................        (1,018)         7,472          9,409
                                                                                  ---------      ---------      ---------
                            Net cash provided by operating activities .......       215,809        147,883        167,831
                                                                                  ---------      ---------      ---------
                  INVESTING ACTIVITIES
                    Net decrease (increase) in short-term investments .......            --         10,000        (10,000)
                    Purchases of available for sale securities ..............      (122,802)      (437,340)      (389,624)
                    Proceeds from sales of available for sale securities ....       205,029        397,931        221,532
                    Net increase in investment in and receivables from
                       subsidiaries .........................................       (34,259)       (36,778)       (55,261)
                    Purchases of premises and equipment, net ................        (3,981)          (126)        (5,279)
                    Net cash received from acquired entities ................        18,384             --             --
                                                                                  ---------      ---------      ---------
                            Net cash provided by (used in) investing
                              activities ....................................        62,371        (66,313)      (238,632)
                                                                                  ---------      ---------      ---------
                  FINANCING ACTIVITIES
                    Net decrease in commercial paper ........................            --             --         (2,971)
                    Proceeds from issuance of long-term debt, net ...........           439        205,089         99,956
                    Repayment and defeasance of long-term debt ..............          (488)       (40,349)           (49)
                    Net (repayments) proceeds from loans from and payables to
                       subsidiaries .........................................        (3,060)         5,133         (9,668)
                    Proceeds from issuance of common stock, net .............        22,781         16,336         12,934
                    Repurchase of common stock ..............................       (35,009)            --             --
                    Cash dividends paid .....................................      (105,151)       (61,352)       (47,128)
                    Other, net ..............................................           633             --             --
                                                                                  ---------      ---------      ---------
                            Net cash (used) provided by financing
                              activities ....................................      (119,855)       124,857         53,074
                                                                                  ---------      ---------      ---------
                  Net increase (decrease) in cash and cash equivalents ......       158,325        206,427        (17,727)
                  Cash and cash equivalents at the beginning of the year ....       274,622         68,195         85,922
                                                                                  ---------      ---------      ---------
                  Cash and cash equivalents at the end of the year ..........     $ 432,947      $ 274,622      $  68,195
                                                                                  =========      =========      =========

----------

NONCASH ACTIVITIES. See Note 2 and Note 10, respectively, regarding acquisitions in 1997, 1996, and 1995 and the conversions of Series B and E Preferred Stock.

NOTE 12. REGULATORY CAPITAL AND RESTRICTIONS ON DIVIDENDS AND LOANS FROM SUBSIDIARIES

REGULATORY CAPITAL

         The Corporation and its banking subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation or its banking subsidiaries' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and its banking subsidiaries must meet specific capital guidelines that involve quantitative measures of the Corporation's and its banking subsidiaries' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's and its banking subsidiaries' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Corporation and its banking subsidiaries to maintain minimum amounts and ratios (set forth in the table below for the Corporation and its significant subsidiaries, UPB and Magna Bank) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier 1 capital (as defined) to average assets (as defined). As of December 31, 1997, management believes that the Corporation, UPB, Magna Bank, and the Corporation's other banking subsidiaries met all capital adequacy requirements to which they are subject.

         At December 31, 1997, the most recent notification from the Office of the Comptroller of the Currency (OCC) categorized UPB as well capitalized under the regulatory framework for prompt corrective action. Additionally, all of the Corporation's other banking subsidiaries were categorized as well capitalized and the Corporation's capital levels and ratios would be considered well capitalized. To be categorized as well capitalized, an institution must maintain Tier 1 leverage, Tier 1 risk-based, and total risk-based capital ratios as set forth in the table below. Subsequent to December 31, 1997, the Corporation merged the majority of its separate banking subsidiaries into UPB. Because the merged banks' capital levels were lower than UPB's, it is expected that UPB's capital ratios will decline as a result of the merger. UPB is still expected to be considered well capitalized following this merger. There are no other conditions or events since the latest notification that management believes have changed any of the institutions' categories. The capital and ratios of the Corporation, UPB, and Magna Bank are presented in the table below. No amount was deducted from capital for interest-rate risk.

                                                                                                           MINIMUM
                                                                                     FOR MINIMUM          TO BE WELL
                                                                  ACTUAL          CAPITAL ADEQUACY      CAPITALIZED(1)
                                                            -----------------     -----------------    -----------------
                                                            AMOUNT     RATIO      AMOUNT     RATIO     AMOUNT     RATIO
                                                            ------    -------     ------    -------    ------    -------
                                                                                (DOLLARS IN MILLIONS)
             AS OF DECEMBER 31, 1997:
               LEVERAGE (TIER 1 CAPITAL TO AVERAGE
                 ASSETS)
                 Consolidated .........................     $2,651      9.62%     $1,012      4.00%       N/A       N/A
                 UPB(2) ...............................        489      9.21         212      4.00     $  265      5.00%
               Magna Bank(3) ..........................        488      7.07         276      4.00        345      5.00
               TIER 1 CAPITAL (TO RISK-WEIGHTED ASSETS)
                 Consolidated .........................     $2,651     14.25%     $  744      4.00%       N/A       N/A
                 UPB(2) ...............................        489     15.02         130      4.00     $  195      6.00%
                 Magna Bank(3) ........................        488     10.86         180      4.00        269      6.00
               TOTAL CAPITAL (TO RISK-WEIGHTED ASSETS)
                 Consolidated .........................     $3,048     16.39%     $1,488      8.00%       N/A       N/A
                 UPB(2) ...............................        530     16.28         260      8.00     $  326     10.00%
                 Magna Bank(3) ........................        542     12.09         359      8.00        449     10.00
             AS OF DECEMBER 31, 1996:
               LEVERAGE (TIER 1 CAPITAL TO AVERAGE
                 ASSETS)
                 Consolidated .........................     $2,465      9.32%     $1,058      4.00%       N/A       N/A
                 UPB ..................................        384      7.25         212      4.00     $  265      5.00%
                 Magna Bank(3) ........................        329      6.12         215      4.00        269      5.00
               TIER 1 CAPITAL (TO RISK-WEIGHTED
                 ASSETS)
                 Consolidated .........................     $2,465     14.39%     $  685      4.00%       N/A       N/A
                 UPB ..................................        384     13.92         110      4.00     $  165      6.00%
                 Magna Bank(3) ........................        329      9.43         140      4.00        209      6.00
               TOTAL CAPITAL (TO RISK-WEIGHTED ASSETS)
                 Consolidated .........................     $2,847     16.63%     $1,370      8.00%       N/A       N/A
                 UPB ..................................        416     15.11         220      8.00     $  275     10.00%
                 Magna Bank(3) ........................        371     10.65         279      8.00        349     10.00

-------------
(1) Not applicable (N/A) for bank holding companies such as the Corporation.

(2) Excludes the impact of the subsequent merger of the majority of the Corporation's banking subsidiaries into UPB.

(3)      In October 1998, Magna Bank was merged with UPB.

RESTRICTIONS ON DIVIDENDS AND LOANS FROM SUBSIDIARIES

         The amount of dividends which the Corporation's subsidiaries may pay is limited by applicable laws and regulations. For the subsidiary national banks, prior regulatory approval is required if dividends to be declared in any year would exceed net earnings of the current year (as defined under the National Bank Act) plus retained net profits for the preceding two years. The payment of dividends by state-chartered bank subsidiaries is regulated by applicable state laws and the regulations of the Federal Deposit Insurance Corporation (FDIC). The payment of dividends by savings and loan subsidiaries is subject to the regulations of the Office of Thrift Supervision (OTS). At January 1, 1998, its banking subsidiaries could have paid dividends to the Corporation aggregating $163 million without prior regulatory approval. Future dividends will be dependent on the level of earnings of the subsidiary financial institutions.

         The Corporation's banking subsidiaries are limited by federal law in the amount of credit which they may extend to their nonbank affiliates, including the Corporation. Loans and other extensions of credit (loans) to a single nonbank affiliate may not exceed 10% nor shall loans to all nonbank affiliates exceed 20% of an individual bank's capital plus its allowance for losses on loans. Such loans must be collateralized by assets having market values of 100% to 130% of the loan amount depending on the nature of the collateral. The law imposes no restrictions upon extensions of credit between FDIC-insured banks which are 80%-owned subsidiaries of the Corporation.

NOTE 13. OTHER NONINTEREST INCOME AND EXPENSE

         The major components of other noninterest income and expense are summarized as follows:

                                                                                              YEARS ENDED DECEMBER 31,
                                                                                         ----------------------------------
                                                                                           1997         1996         1995
                                                                                         --------     --------     --------
                                                                                               (DOLLARS IN THOUSANDS)
                    OTHER NONINTEREST INCOME
                      Gain on sale of branches/deposits and other selected assets ..     $ 16,290     $  7,147     $  1,925
                      Gain on sale of residential mortgages ........................       15,375        6,777        6,371
                      Customer ATM usage fee .......................................       15,489        8,292        5,579
                      Insurance commissions ........................................       12,552       14,148       10,003
                      Annuity sales income .........................................       10,500        3,920        1,344
                      Brokerage fee income .........................................       10,025        5,973        4,421
                      Letter of credit fees ........................................        5,714        6,147        6,069
                      VSIBG partnership earnings ...................................        2,332        2,890        1,992
                      Other income .................................................       56,998       37,823       48,597
                                                                                         --------     --------     --------
                             Total other noninterest income ........................     $145,275     $ 93,117     $ 86,301
                                                                                         ========     ========     ========

                    OTHER NONINTEREST EXPENSE
                      Amortization and write-off of goodwill, other intangibles, and mortgage servicing rights:
                        Amortization of mortgage servicing rights ..................     $ 17,506     $ 18,276     $ 19,180
                        Amortization of goodwill and other intangibles .............       21,071       17,659       17,360
                        Write-off of mortgage servicing rights, goodwill, and
                          other intangibles ........................................        2,699       19,477           52
                      Other expense ................................................       64,537       50,376       57,569
                      Merger-related expenses(2) ...................................       48,112       52,786       12,108
                      Stationery and supplies ......................................       28,285       24,886       24,215
                      Postage and carrier ..........................................       25,388       23,311       21,929
                      Other contracted services ....................................       22,745       19,059       13,944
                      Advertising and promotion ....................................       21,825       20,944       22,832
                      Communications ...............................................       19,769       18,863       15,360
                      Charter consolidation expenses(3) ............................       16,742           --           --
                      Legal fees ...................................................       12,081       12,539       12,227
                      Miscellaneous charge-offs ....................................       11,519        7,454        6,562
                      Other personnel services .....................................       10,815       10,156        8,562
                      Taxes other than income ......................................       10,463        9,047        8,490
                      Other real estate expense ....................................       10,107        4,599        5,119
                      Consultant fees ..............................................        9,704        7,529        7,345
                      Merchant credit card charges .................................        9,316        9,079        8,337
                      Dues, subscriptions, and contributions .......................        8,129        6,696        7,338
                      Provision for losses on FHA/VA foreclosure claims(1) .........        8,016       25,163        5,622
                      Travel .......................................................        7,873        6,774        6,469
                      Accounting and audit fees ....................................        5,235        5,789        5,483
                      Insurance ....................................................        4,924        5,502        5,946
                      FDIC insurance ...............................................        4,431       12,094       25,262
                      Brokerage and clearing fees on trading activities ............        4,339        4,207        6,233
                      Federal Reserve fees .........................................        3,316        3,327        2,996
                      One-time SAIF assessment on deposits .........................           --       29,914           --
                                                                                         --------     --------     --------
                             Total other noninterest expense .......................     $408,947     $425,506     $326,540
                                                                                         ========     ========     ========

----------

   (1) The amount for 1996 includes $19.8 million of provisions for losses on FHA/VA foreclosure claims related to an acquired entity.

   (2) Includes amounts for employment contract payments, severance, postretirement benefit expenses, and pension expense of acquired entities; write-downs of office buildings and equipment including assets to be sold, lease buyouts, assets determined to be obsolete or no longer of use and equipment not compatible with the Corporation's equipment; professional fees including legal, accounting, consulting, and financial advisory services; and other expenses including write-off of assets, charge-offs of prepaid expenses, and miscellaneous merger-related expenses. The majority of these charges are being paid in cash over the 12 month period subsequent to December 31, 1997, excluding asset write-downs.

   (3) Effective January 1, 1998, the Corporation merged most of its separate banking subsidiaries with UPB. Charter consolidation expenses include amounts for employee severance payments, write-offs of data processing equipment, and other miscellaneous costs related to combining most of the Corporation's banking subsidiaries into UPB. The majority of these charges are being paid in cash over the next 12 to 18 months subsequent to December 31, 1997, excluding asset write-downs.

NOTE 14. EMPLOYEE BENEFIT PLANS

401(K) RETIREMENT SAVINGS PLAN. The Corporation's 401(k) Retirement Savings Plan (401(k) Plan) is available to employees having one or more years of service and who work in excess of 1,000 hours per year. Employees may voluntarily contribute 1 to 16 percent of their gross compensation on a pretax basis up to a maximum of $9,500 in 1997 and the Corporation makes a matching contribution of 50 to 100 percent of the amounts contributed by the employee (up to 6% of compensation) depending upon his or her eligible years of service. The Corporation's contributions to the 401(k) Plan for 1997, 1996, and 1995 were $4.0 million, $3.0 million, and $2.7 million, respectively.

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST. The Employee Stock Ownership Plan and Trust (ESOP) is noncontributory and covers employees having one or more years of service and who work in excess of 1,000 hours per year. The amounts of contributions to the ESOP are determined annually at the discretion of the Board of Directors and were $3.5 million, $3.5 million, and $3.0 million for 1997, 1996, and 1995, respectively. At December 31, 1997, the ESOP held 1,049,235 shares of the Corporation's common stock, all of which were allocated to participants.

STOCK INCENTIVE PLANS. Certain employees and directors of the Corporation and its subsidiaries are eligible to receive options or restricted stock grants under the 1992 Stock Incentive Plan. A maximum of 6,000,000 shares of the Corporation's common stock may be issued through the exercise of nonstatutory or incentive stock options and as restricted stock awards. The option price is the fair value of the Corporation's shares at the date of grant. Options granted generally become exercisable in installments of 20% to 33 1/3% each year beginning one year from date of grant. Additional options under a former plan and options assumed in connection with various acquisitions remain outstanding; however, no further options will be granted under such plans. Additional information with respect to the number of shares of the Corporation's common stock which are subject to stock options is as follows:

                                                                                  YEARS ENDED DECEMBER 31,
                                                                  -------------------------------------------------------
                                                                             1997                          1996
                                                                  --------------------------   --------------------------
                                                                    WEIGHTED-                    WEIGHTED-
                                                                  AVERAGE PRICE     NUMBER     AVERAGE PRICE      NUMBER
                                                                  -------------   ----------   -------------    ---------
               Options
                 Outstanding, beginning of year..............         $21.59       5,778,088       $14.76       4,519,581
                 Granted.....................................          50.66       1,546,240        32.96       2,234,934
                 Exercised...................................          13.82      (1,186,000)       15.66        (895,304)
                 Canceled or surrendered.....................          28.81         (55,390)       18.15         (81,124)
                                                                                  ----------                    ---------
                 Outstanding, end of year....................          30.44       6,082,938        21.35       5,778,087
                                                                                  ==========                    =========
               Options becoming exercisable during the year..         $34.97       1,740,991       $18.74       1,812,717
                                                                      ======      ==========       ======       =========
               Options exercisable at end of year............         $24.44       3,879,699       $15.13       3,134,720
                                                                      ======      ==========       ======       =========

         Exercise prices ranged from $1.72 to $65.1875 in 1997 and from $1.72 to $39.875 in 1996. The contractual remaining life of all options was seven years at December 31, 1997.

         The following table summarizes information about stock options outstanding on December 31, 1997:

                                             OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
                                             -------------------                         -------------------
                  RANGE OF                     WEIGHTED-AVERAGE  WEIGHTED-AVERAGE                  WEIGHTED-AVERAGE
                  EXERCISE         NUMBER          REMAINING         EXERCISE         NUMBER           EXERCISE
                   PRICE        OUTSTANDING    CONTRACTUAL LIFE        PRICE       OUTSTANDING           PRICE
                   -----        -----------    ----------------        -----       -----------           -----
                1.72-12.75         793,902            4.45             $ 7.25         793,902           $ 7.25
                13.01-30.00      2,089,329            5.24              20.58       1,893,744            20.06
                30.01-49.00      2,529,790            8.01              36.86         921,846            36.51
                49.01-65.19        669,917            9.88              64.44         270,207            64.63
                                 ---------                                          ---------

                1.72-65.19       6,082,938            6.80              30.44       3,879,699            24.45
                                 =========                                          =========

         Restricted stock grants aggregating 209,000 shares were awarded in the fourth quarter of 1997 having a fair value of $7.5 million. Restrictions on the grants lapse in annual increments over twelve years. The market value of the restricted stock grants is charged to expense as the restrictions lapse. Amounts expensed for 1997 and 1996 were $490,000 and $238,000, respectively, and the ending balance at December 31, 1997 was $6.8 million, which is included in unearned compensation in shareholders' equity.

         Had compensation cost for the Corporation's stock option plans been consistently determined based upon the fair value at the grant date for awards under the methodology prescribed under SFAS No. 123, the Corporation's net income and earnings per share would have been reduced as shown in the table below. The fair value of each option grant is estimated on the date of grant using the Black-

Scholes option-pricing model with the following assumptions in 1997 and 1996, respectively: expected dividend yield 2.50% and 3.16%; expected volatility of 22.79% and 25.73%; risk-free interest rate of 5.89% and 5.94%; and an expected life of 4.0 years and 4.55 years. Forfeitures are recognized as they occur.

                                                                             YEARS ENDED
                                                                             DECEMBER 31,
                                                                           -----------------
                                                                            1997       1996
                                                                           ------     ------
                                                                         (DOLLARS IN  MILLIONS,
                                                                         EXCEPT PER SHARE DATA)
                                       Net earnings-- as reported....      $312.1     $266.2
                                       Net earnings-- pro forma......       305.1      263.3
                                       Earnings per share-- as reported
                                         Basic.......................        2.50       2.24
                                         Diluted.....................        2.43       2.17
                                       Earnings per share-- pro forma
                                         Basic.......................        2.45       2.21
                                         Diluted.....................        2.37       2.14

         Due to the inclusion of option grants since January 1, 1995, the effects of applying SFAS No. 123 may not be representative of the pro forma impact in future years.

RETIREE HEALTHCARE AND LIFE INSURANCE. The Corporation provides certain healthcare and life insurance benefits to retired employees who had completed 20 years of unbroken full-time service immediately prior to retirement and who have attained age 60 or more. Healthcare benefits are provided partially through an insurance company (for retirees age 65 and above) and partially through direct payment of claims.

         The following table reflects the Corporation's net periodic postretirement benefit costs for 1997, 1996, and 1995 which were determined assuming a discount rate of 7% for 1997 and 1996 and 8% for 1995 and an expected return on Plan assets of 5%.

                                                                                               YEARS ENDED DECEMBER 31,
                                                                                          ----------------------------------
                                                                                            1997          1996         1995
                                                                                          -------       -------      -------
                                                                                                (DOLLARS IN THOUSANDS)
                     Service cost.....................................................    $   330       $   322      $   203
                     Interest cost of accumulated postretirement benefit obligation...        919           938        1,005
                     Amortization of unrecognized net gain............................       (164)          (39)          (5)
                     Return on Plan assets............................................       (458)         (534)        (363)
                                                                                          -------       -------      -------
                               Total..................................................    $   627       $   687      $   840
                                                                                          =======       =======      =======

    The following table sets forth the Plans' funded status and the amounts reported in the Corporation's consolidated balance sheet:

                                                                                           YEARS ENDED
                                                                                           DECEMBER 31,
                                                                                        ------------------
                                                                                          1997       1996
                                                                                        -------    -------
                                                                                      (DOLLARS IN THOUSANDS)
                        Fair value of Plan assets (primarily tax-free municipal
                          obligations)............................................      $10,968    $10,927
                                                                                        -------    -------
                        Accumulated postretirement benefit obligation (APBO):
                          Retirees................................................        9,109      9,326
                          Fully eligible Plan participants........................          279        253
                          Other active Plan participants..........................        3,608      4,287
                                                                                        -------    -------
                                  Total APBO......................................       12,996     13,866
                                                                                        -------    -------
                                  APBO in excess of Plan assets...................      $(2,028)   $(2,939)
                                                                                        =======    =======
                        Reconciliation of funded status to reported amounts:
                          Accrued liability included in consolidated balance
                            sheet, including unfunded portion of transition
                            obligation............................................      $(6,413)   $(6,000)
                          Unrecognized net gain...................................        4,385      3,061
                                                                                        -------    -------
                                  APBO in excess of Plan assets...................      $(2,028)   $(2,939)
                                                                                        =======    =======

         The assumed discount rate used to measure the APBO was 7% at both December 31, 1997 and 1996. The weighted average healthcare cost trend rate in 1997 was 9%, gradually declining to an ultimate projected rate in 2001 of 5%. A one percent increase in the assumed healthcare cost trend rates for each future year would have increased the aggregate of the service and interest cost components of the 1997 net periodic postretirement benefit cost by $138,000 and would have increased the APBO as of December 31, 1997 by $1.0 million. Due to the granting of prior credit for service to the employees of the acquisitions completed in 1998, the APBO increased by approximately $1.9 million which was expensed in the period of acquisition.

ACQUIRED INSTITUTIONS. Certain of the acquired institutions have sponsored various employee benefit and retirement plans. Such plans have been or are in the process of being terminated and their employees now participate in the Corporation's benefit and retirement plans. At December 31, 1997, certain institutions acquired in 1997 had outstanding plans including defined benefit pension plans, 401(k) plans, and ESOPs. The liabilities, if any, for such terminations have been recorded as of December 31, 1997.

         Magna Group and its subsidiaries have a non-contributory, defined benefit plan that will cover all Magna Group's employees who have attained age 21 and completed one year of service. The funded status and amounts recognized in Magna Group's balance sheet for the plan are as follows:

                                                                                               YEARS ENDED
                                                                                              DECEMBER 31,
                                                                                          ----------------------
                                                                                            1997          1996
                                                                                          --------      --------
                                                                                          (DOLLARS IN THOUSANDS)
                        Actuarial present value of benefit obligations:
                           Accumulated benefit obligation, including vested
                           benefits of ($25,662) and ($20,538) at December 31,
                           1997 and 1996 respectively .................................   $(26,181)     $(20,924)
                                                                                          ========      ========

                           Projected benefit obligation for services rendered to date..   $(34,383)     $(26,869)
                           Plan assets at fair value, primarily listed stocks and
                           corporate  and U.S. debt securities ........................     35,044        27,262
                                                                                          --------      --------
                           Plan assets greater than projected benefit obligation ......        661           393
                           Unrecognized net gain from past experience different
                           from that assumed and effect of changes in assumptions .....     (1,993)         (830)
                           Unrecognized net asset at beginning of year, being
                           recognized over 13.8 years beginning January 1, 1986 .......       (477)         (720)
                           Unrecognized prior year service cost .......................     (1,218)         (564)
                                                                                          --------      --------
                           Accrued pension expense ....................................   $ (3,027)     $ (1,721)
                                                                                          ========      ========

         The weighted average discount rate and the rate of increase in future compensation levels used in determining the actuarial preset value of the projected benefit obligation were 7.0% and 5.5%, respectively, for 1997 and 7.25% and 5.5%, respectively, for 1996. The expected long-term rate of return on plan assets was 8.75% for 1997 and 1996 and 7.5% for 1995.

         Net pension expense included the following components:

                                                                        YEARS ENDED DECEMBER 31,
                                                                    ---------------------------------
                                                                      1997         1996         1995
                                                                    -------      -------      -------
                                                                          (DOLLARS IN THOUSANDS)
                  Service cost-benefits earned during the year ..   $ 2,204      $ 2,006      $ 1,595
                  Interest cost on projected benefit obligation       2,049        1,833        1,805
                  Actual return on plan assets ..................    (5,759)      (4,451)      (5,171)
                  Net amortization and deferral .................     2,987        2,076        3,066
                                                                    -------      -------      -------
                            Net pension expense .................   $ 1,481      $ 1,464      $ 1,295
                                                                    =======      =======      =======

         Included in unearned compensation in shareholders' equity at December 31, 1997 and 1996, respectively, is $2.8 million and $3.2 million for a leveraged ESOP maintained by an acquired institution. At December 31, 1997, the ESOP held 420,900 unallocated shares of the Corporation's common stock which will be allocated to the appropriate participants as the related debt is paid. Effective January 1, 1998, this ESOP was merged with the Corporation's ESOP.

NOTE 15. INCOME TAXES

         The components of income tax expense are as follows:

                                                                           YEARS ENDED DECEMBER 31,
                                                                    ---------------------------------------
                                                                       1997           1996           1995
                                                                    ---------      ---------      ---------
                                                                            (DOLLARS IN THOUSANDS)
                            CURRENT TAX EXPENSE
                              Federal ...........................   $ 154,929      $ 154,901      $ 133,346
                              State .............................      11,123         19,206         12,956
                                                                    ---------      ---------      ---------
                                      Total current tax expense .     166,052        174,107        146,302
                                                                    ---------      ---------      ---------
                            DEFERRED TAX (BENEFIT) EXPENSE
                              Federal ...........................      (5,918)       (28,011)        (2,966)
                              State .............................       2,168         (6,447)         2,149
                                                                    ---------      ---------      ---------
                                 Total deferred tax benefit .....      (3,750)       (34,458)          (817)
                                                                    ---------      ---------      ---------
                                      Total income tax ..........   $ 162,302      $ 139,649      $ 145,485
                                                                    =========      =========      =========

         Deferred tax assets/liabilities are comprised of the following:

                                                                                        DECEMBER 31,
                                                                                   ---------------------
                                                                                     1997         1996
                                                                                   --------     --------
                                                                                   (DOLLARS IN THOUSANDS)
                           DEFERRED TAX ASSETS
                             Losses on loans and other real estate .............   $108,141     $ 94,159
                             Postretirement and postemployment benefits ........      5,273        3,973
                             Amortization of intangibles .......................     11,665       10,970
                             Deferred compensation plans .......................     18,811       11,750
                             Merger-related and charter consolidation expenses .      6,340        8,088
                             Allowance for losses on FHA/VA foreclosure claims .      8,895       12,325
                             Mortgage servicing rights .........................      5,642        7,646
                             Other deferred items ..............................     15,566       22,101
                                                                                   --------     --------
                                     Total deferred tax assets .................    180,333      171,012
                                                                                   --------     --------
                           DEFERRED TAX LIABILITIES
                             Basis difference on FHLB stock ....................     13,614        9,448
                             Unrealized gain on available for sale securities ..     29,866       17,153
                             Other deferred items ..............................     23,004       30,424
                                                                                   --------     --------
                                     Total deferred tax liabilities ............     66,484       57,025
                                                                                   --------     --------
                                     Deferred tax asset, net ...................   $113,849     $113,987
                                                                                   ========     ========

         The change in the net deferred tax asset during the year is a result of the addition of net deferred tax assets of acquired companies, the net change in unrealized gain on available for sale securities, and the current period deferred tax benefit.

         A reconciliation of income tax expense computed at the applicable statutory income tax of 35% to actual income tax expense is computed below:

                                                                             YEARS ENDED DECEMBER 31,
                                                                     ---------------------------------------
                                                                        1997           1996           1995
                                                                     ---------      ---------      ---------
                                                                             (DOLLARS IN THOUSANDS)
                  Computed "expected" tax .........................  $ 166,055      $ 141,820      $ 152,311
                  State income taxes, net of federal tax benefit ..      9,531          9,275         10,634
                  Tax-exempt interest, net ........................    (18,065)       (17,444)       (18,008)
                  Other, net ......................................      4,781          5,998            548
                                                                     ---------      ---------      ---------
                            Applicable income tax .................  $ 162,302      $ 139,649      $ 145,485
                                                                     =========      =========      =========

         Income tax expense (benefit) applicable to securities transactions was $6.8 million for 1997, $1.35 million for 1996, and ($320,000) for 1995.

NOTE 16. EARNINGS PER SHARE

         In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share," which became effective for reporting periods ending after December 15, 1997. Under the provisions of SFAS No. 128, primary and fully diluted earnings per share were replaced with basic and diluted earnings per share in an effort to simplify the computation of these measures and align them more closely with the methodology used internationally. Basic earnings per share is arrived at by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding and does not include the impact of any potentially dilutive common stock equivalents. The diluted earnings per share calculation method is similar to, but slightly different from, the previously required fully diluted earnings per share method and is arrived at by dividing net earnings less dividends on nonconvertible preferred stock by the weighted-average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options and the conversion impact of convertible equity securities. For purposes of comparability, all prior-period earnings per share data have been restated.

         The calculation of net earnings per share follows:

                                                                                 YEARS ENDED DECEMBER 31,
                                                                   ---------------------------------------------------
                                                                        1997               1996               1995
                                                                   -------------      -------------      -------------
                                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
              BASIC:
                Net earnings ...................................   $     312,297      $     266,128      $     290,197
                   Less preferred dividends ....................          (4,942)            (6,947)            (8,615)
                                                                   -------------      -------------      -------------
                Net earnings applicable to common shares .......   $     307,355      $     259,181      $     281,582
                                                                   =============      =============      =============

                Average common shares outstanding ..............     122,811,723        115,793,830        110,255,311
                                                                   =============      =============      =============
                Net earnings per common share-- basic ..........   $        2.50      $        2.24      $        2.55
                                                                   =============      =============      =============

              DILUTED:
                Net earnings ...................................   $     312,297      $     266,128      $     290,197
                   Less dividends on nonconvertible preferred
                     stock .....................................              (3)                (3)            (1,364)
                   Elimination of interest on convertible debt .           1,892              2,083                757
                                                                   -------------      -------------      -------------
                Net earnings applicable to common shares .......   $     314,186      $     268,208      $     289,590
                                                                   =============      =============      =============
                Average common shares outstanding ..............     122,811,723        115,793,830        110,255,311
                Stock option adjustment ........................       1,913,527          2,068,269          1,915,835
                Preferred stock adjustment .....................       3,296,688          4,438,833          4,595,262
                Effect of other dilutive securities ............       1,375,412          1,491,643            906,610
                                                                   -------------      -------------      -------------
                Average common shares outstanding ..............     129,397,350        123,792,575        117,673,018
                                                                   =============      =============      =============
                Net earnings per common share-- diluted ........   $        2.43      $        2.17      $        2.46
                                                                   =============      =============      =============

NOTE 17. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

         In the normal course of business, the Corporation becomes a party to various types of financial instruments in order to meet the financing needs of its customers and to reduce its exposure to fluctuations in interest rates. These instruments involve, to varying degrees, elements of credit and interest-rate risk and are not reflected in the accompanying consolidated financial statements. For these instruments, the exposure to credit loss is limited to the contractual amount of the instrument. The Corporation follows the same credit policies in making commitments and contractual obligations as it does for on-balance-sheet instruments. In addition, controls for these instruments related to approval, monetary limits, and monitoring procedures are established by the Corporation's Directors' Loan Committee. The following table presents the contractual amounts of these types of instruments.

                                                                                            CONTRACT AMOUNT
                                                                                              DECEMBER 31,
                                                                                          ---------------------
                                                                                           1997           1996
                                                                                          ------         ------
                                                                                          (DOLLARS IN MILLIONS)
              FINANCIAL INSTRUMENTS WHOSE CONTRACT AMOUNTS REPRESENT CREDIT RISK
                Commitments to extend credit (excluding credit card plans)..........      $2,730         $2,178
                Commitments to extend credit under credit card plans................       2,326          1,905
                Standby, commercial, and similar letters of credit..................         267            262

         Commitments to extend credit are legally binding agreements to extend credit to customers for specific purposes, at stipulated rates, with fixed expiration and review dates if the conditions in the agreement are met, and may require payment of a fee. Since many of the commitments normally expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Collateral held, if any, varies but may include accounts receivable, inventory, property, plant and equipment, income producing properties, or securities. Loan commitments with an original maturity of one year or less or which are unconditionally cancelable totaled $4.3 billion and loan commitments with a maturity over one year which are not unconditionally cancelable totaled $832 million.

         Letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation in some cases holds various types of collateral to support those commitments for which collateral is deemed necessary. The outstanding letters of credit expire between 1998 and 2008.

         Other outstanding off-balance-sheet instruments are forward contracts, interest-rate swap agreements, and commitments to purchase or sell when-issued securities. The following table presents the notional amounts of these types of instruments.

                                                                                                       NOTIONAL AMOUNT
                                                                                                         DECEMBER 31,
                                                                                                    ---------------------
                                                                                                    1997             1996
                                                                                                    ----             ----
                                                                                                    (DOLLARS IN MILLIONS)
                       FINANCIAL INSTRUMENTS WHOSE NOTIONAL CONTRACT AMOUNTS EXCEED THE
                         AMOUNTS OF ACTUAL CREDIT RISK
                            Forward contracts...............................................        $333             $ 87
                            When-issued securities
                              Commitments to sell...........................................          61              142
                              Commitments to purchase.......................................          79              108

         Forward contracts are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Risks arise from the possible inability of the counterparties to meet the terms of their contracts and from market movements in securities values and interest rates. The Corporation as seller utilizes short-term forward commitments to deliver mortgages to protect the Corporation against the risk of rate changes which could impact the value of mortgage originations to be securitized or otherwise sold to investors. Such commitments to deliver mortgages generally have maturities of 90 days or less.

         The Corporation has a policy for its use of derivative products, including interest-rate swaps, which has been approved and is monitored by the Funds Management Committee and the Board of Directors. The Corporation is not currently trading derivative products. The policy requires that individual positions for derivative products shall not exceed $100-million notional amount and that open positions in the aggregate shall not exceed 10% of consolidated total assets. Any exceptions to the policy must be approved by the Board of Directors. The policy requires open positions to be reviewed monthly by the Funds Management Committee to ensure compliance with established policies. At December 31, 1997, the Corporation had no interest-rate swap/cap agreements outstanding. The following table provides a reconciliation of interest-rate swaps/cap for 1996.

                                                                                   NOTIONAL AMOUNT
                                                                                ---------------------
                                                                                (DOLLARS IN MILLIONS)
                  BALANCE AT JANUARY 1, 1996....................................        $ 530
                    Maturities..................................................         (200)
                    Interest-rate swaps/cap of acquired entities terminated at
                      acquisition as the instruments were no longer effective...         (330)
                                                                                        -----
                  BALANCE AT DECEMBER 31, 1996..................................        $  --
                                                                                        =====

         The impact on the Corporation's net interest income of the interest-rate swaps/cap outstanding was a net reduction of approximately $1.5 million in 1996 and $2.9 million in 1995. The impact of the termination of the interest-rate swaps/cap related to an acquired entity was a $1.1 million loss which was recorded in noninterest expense in 1996.

         When-issued securities are commitments to either purchase or sell securities when, as, and if they are issued. The trades are contingent upon the actual issuance of the security. These transactions represent conditional commitments made by the Corporation and risk arises from the possible inability of the counterparties to meet the terms of their contracts and from market movements in securities values and interest rates.

         MORTGAGE LOAN SERVICING. The Corporation was acting as servicing agent for residential mortgage loans totaling approximately $10.9 billion at December 31, 1997 compared to $12.2 billion at December 31, 1996. The loans serviced for others are not included in the Corporation's consolidated balance sheet. The following table presents a reconciliation of the changes in mortgage servicing rights for the two years ended December 31, 1997.

                                                                      YEARS ENDED DECEMBER
                                                                               31,
                                                                     ----------------------
                                                                       1997          1996
                                                                     --------      --------
                                                                     (DOLLARS IN THOUSANDS)
                           Beginning balance....................     $ 67,490      $ 67,481
                           Additions............................       12,767        23,148
                           Sale of servicing rights.............           --          (841)
                           Write-off of servicing rights........           --        (4,016)
                           Amortization of servicing rights.....      (17,531)      (18,282)
                                                                     --------      --------
                           Ending balance.......................     $ 62,726      $ 67,490
                                                                     ========      ========

         In its capacity as servicer of certain of these loans, the Corporation is responsible for foreclosure and the related costs of foreclosure. These costs are estimated each period based on historical loss experience and are shown as provisions for losses on FHA/VA foreclosure claims in noninterest expense. At December 31, 1997 and 1996, the Corporation had reserves for these losses of $33.3 million and $37.2 million, respectively.

         In the normal course of business, the Corporation sells mortgage loans and makes certain limited representations and warranties to the purchaser. Management does not expect any significant losses to arise from these representations and warranties.

         CONCENTRATIONS OF CREDIT RISK. Through its subsidiary banks' offices in Tennessee, Mississippi, Florida, Missouri, Arkansas, Louisiana, Alabama, and Kentucky, the Corporation grants commercial, agricultural, residential, and consumer loans to customers throughout those states. The amount and percentage of total loans outstanding by the state in which the subsidiaries were headquartered at December 31, 1997 were as follows: Tennessee $6.3 billion (33%); Illinois $2.5 billion (13%); Mississippi $2.4 billion (13%); Missouri $2.1 billion (11%); Florida $1.6 billion (8%); Kentucky $1.2 billion (6%); Iowa $1 billion (5%); Arkansas $520 million (3%); Louisiana $509 million (3%); Texas $348 million (2%); Indiana $344 million (2%) and Alabama $335 million (2%). In connection with its acquisition of Capital-Miami, the Corporation now has exposure related to foreign lending of approximately $207 million (1%). Although the Corporation has a diversified loan portfolio, the ability of its debtors to honor their contracts is to some extent dependent upon economic conditions prevailing throughout the above and surrounding areas.

NOTE 18. FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying values and fair values of the Corporation's financial instruments are summarized as follows:

                                                                      DECEMBER 31, 1997                 DECEMBER 31, 1996
                                                                -----------------------------      -----------------------------
                                                                  CARRYING           FAIR            CARRYING           FAIR
                                                                    VALUE            VALUE             VALUE            VALUE
                                                                ------------     ------------      ------------     ------------
                                                                                     (DOLLARS IN THOUSANDS)
                  FINANCIAL ASSETS
                    Cash and short-term investments .........   $  1,391,772     $  1,391,772      $  1,343,615     $  1,343,615
                    Trading account assets ..................        187,419          187,419           260,266          260,266
                    Loans held for resale ...................        175,699          175,730           113,604          113,658
                    Investment securities -- available for
                      sale ..................................      5,840,704        5,840,704         5,667,251        5,667,251
                    Net loans ...............................     18,816,323       18,940,372        17,561,450       17,799,890
                    Mortgage servicing rights ...............         62,726          112,962            67,490          106,410
                  FINANCIAL LIABILITIES
                    Noninterest-bearing .....................   $  3,336,274     $  3,336,274      $  3,074,922     $  3,074,922
                    Interest-bearing ........................     17,866,873       17,845,088        16,824,850       16,844,175
                    Short-term borrowings ...................      1,784,347        1,784,347         1,467,437        1,467,437
                    Short- and medium-term notes ............        135,000          136,918           400,000          400,411
                    Federal Home Loan Bank advances .........        830,252          829,718         1,051,146        1,053,538
                    Other long-term debt, excluding capital
                      lease obligations .....................        734,799          734,048           611,973          619,205
                  OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS
                    Forward contracts .......................             --           (1,037)               --               19

         The following methods and assumptions were used by the Corporation in estimating the fair value for financial instruments:

         CASH AND SHORT-TERM INVESTMENTS. The carrying amount for cash and short-term investments approximates the fair value of the assets. Included in this classification are cash and due from banks (non-earning assets), federal funds sold, securities purchased under agreements to resell, and interest-bearing deposits at financial institutions.

         TRADING ACCOUNT ASSETS. These instruments are carried in the consolidated balance sheet at values which approximate their fair values based on quoted market prices of similar instruments.

         LOANS HELD FOR RESALE. These instruments are carried in the consolidated balance sheet at the lower of cost or fair value. The fair values of these instruments are based on subsequent liquidation values of the instruments which did not result in any significant gains or losses.

         INVESTMENT SECURITIES. Fair values of these instruments are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on the quoted values of similar instruments.

         LOANS. The fair values of loans are estimated using discounted cash flow analyses and using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality and risk.

         MORTGAGE SERVICING RIGHTS. The fair values of mortgage servicing rights are estimated using discounted cash flow analyses.

         DEPOSITS. The fair values of demand deposits (i.e., checking accounts, savings accounts, money market deposit accounts, and NOW accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amount). The fair values of time deposits (i.e., certificates of deposit, IRAs, investment savings, etc.) are estimated using a discounted cash flow calculation that applies interest rates currently being offered on these instruments to a schedule of aggregated expected monthly maturities on time deposits.

         SHORT-TERM BORROWINGS. The carrying amount of short-term borrowings (i.e., federal funds purchased, securities sold under agreements to repurchase, commercial paper, and other short-term borrowings) approximates their fair values.

         SHORT- AND MEDIUM-TERM BANK NOTES. The fair value of these notes is estimated using discounted cash flow analyses and using current LIBOR-based indices.

         FEDERAL HOME LOAN BANK ADVANCES. The fair value of these advances is estimated using discounted cash flow analyses and using the FHLB-quoted rates of borrowing for advances with similar terms.

         OTHER LONG-TERM DEBT. The fair value of long-term debt was estimated from dealer quotes.

         OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS. Fair values of off-balance-sheet instruments are based on current settlement values for forward contracts. The fair value of commitments to extend credit and letters of credit (see Note 17) is not presented, since management believes the fair value to be insignificant.

NOTE 19. CONTINGENT LIABILITIES

         The Corporation and/or various subsidiaries are parties to various pending civil actions, all of which are being defended vigorously. Additionally, the Corporation and/or its subsidiaries are parties to various legal proceedings that have arisen in the ordinary course of business. Management is of the opinion, based upon present information, including evaluations by outside counsel, that neither the Corporation's financial position, results of operations, nor liquidity will be materially affected by the ultimate resolution of pending or threatened legal proceedings.

         The Corporation's five banks (UPC Banks) located in Mississippi (which were merged into UPB January 1, 1998) are defendants in various related lawsuits pending in state and federal courts in Mississippi related to the placement of collateral protection insurance (CPI) by the UPC Banks in the 1980s and early 1990s. Two of the federal actions, which have been consolidated (the Consolidated Action), purport to have been brought as class actions and include allegations that premiums were excessive and improperly calculated; coverages were improper and not disclosed; and improper payments were paid to the UPC Banks by the insurance companies, allegedly constituting violations of various state and federal statutes and common law. The CPI programs appear to have been substantially similar in many respects to CPI programs of other Mississippi banks, often with the same insurance companies. Consequently, there are now similar putative class actions pending against various Mississippi banks (including those against the UPC Banks), various insurance agencies and companies based upon their CPI programs. The relief sought in the purported class actions includes actual damages, treble damages under certain statutes, other statutory damages, and unspecified punitive damages. During the fourth quarter of 1997, an agreement in principle was reached by the UPC Banks with attorneys for the putative class to settle the Consolidated Action within amounts previously established. Final settlement is subject to execution of a definitive agreement, court approval, and the UPC Banks' acceptance of the number of opt-outs from the class settlement. Other subsidiaries of the Corporation have been involved in similar litigation relating to CPI on mobile home loans. One such suit was filed as a putative class action in June 1995 against Leader Federal Bank for Savings (Leader Federal) and eighteen other unrelated defendants, requesting $200 million in punitive damages against each defendant. Another individual suit filed in June 1995 against Leader Federal as a counterclaim to a foreclosure suit demanded judgment for compensatory damages and punitive damages of $10 million. An agreement to settle these cases was reached, and court approval obtained, in the fourth quarter of 1996, within amounts previously established. Payments to class members were substantially completed during 1997. Two other CPI-related actions were filed against Leader Federal, a subsidiary, and an unrelated insurance company in January 1996. One such case demanded compensatory damages of $5,000 and punitive damages of $20 million, while the other sought $10,000 in compensatory damages and $50 million in punitive damages. These suits were settled during 1997 for nominal amounts.